Filed Pursuant to Rule 424(b)(5)
Registration No. 333-119931

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated November 24, 2004

P R O S P E C T U S  S U P P L E M E N T

(To prospectus dated November 16, 2004)

4,100,000 Shares

Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “ROP.” On November 22, 2004, the last reported sale price for our common stock as reported on the New York Stock Exchange was $61.71 per share.

We will use the proceeds from this offering, together with stock options and borrowings under our amended and restated senior secured credit facility, which we refer to as our new senior secured credit facility, to pay for our acquisition of TransCore Holdings, Inc., or TransCore, repay our existing credit facility and pay related fees and expenses. The closing of this offering is conditioned upon the completion of our new senior secured credit facility and the TransCore acquisition. We expect this offering to close concurrently with our new senior secured credit facility and the TransCore acquisition. We refer you to “Prospectus Supplement Summary — Acquisition Financing and Related Transactions” in this prospectus supplement.

Holders of shares purchased in this offering will initially be entitled to one vote per share. Holders of our common stock who have held their shares for at least four years without a change in beneficial ownership are entitled to five votes per share. If there is no change in beneficial ownership of the shares you purchase in this offering for at least four years, the shares will become entitled to five votes per share until a change in beneficial ownership occurs, at which time the shares will revert to one vote per share for a period of at least four years. See “Description of Common Stock” in the accompanying prospectus.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-18 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 615,000 shares from us at the public offering price less the underwriting discount, within 30 days from the date of this prospectus supplement to cover any overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about December     , 2004.

Sole Book-Running Manager

Merrill Lynch & Co.

JPMorgan	Wachovia Securities

Robert W. Baird & Co.

Friedman Billings Ramsey KeyBanc Capital Markets

The date of this prospectus supplement is                     , 2004.

Prospectus Supplement

Prospectus

We have not authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This document may only be used where it is legal to offer and sell the common stock.

This prospectus supplement is part of, and you should read it in conjunction with, the accompanying prospectus. Unless the context otherwise requires, references in this prospectus supplement to “Roper,” “we,” “us” and “our” and similar references refer to Roper Industries, Inc., a Delaware corporation, and its consolidated subsidiaries, including, after giving effect to the TransCore acquisition, TransCore. “TransCore” refers to TransCore Holdings, Inc., a Delaware corporation, and its consolidated subsidiaries.

This prospectus supplement and the accompanying prospectus contain some of our and TransCore’s trademarks and service marks.

Market and industry data used throughout this prospectus supplement and the accompanying prospectus, including information relating to market share and trends, is based on our good faith estimates. These estimates were based on our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified this information.

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Such transactions may include stabilization and the purchase of common stock to cover short positions. For a description of these activities, see “Underwriting.”

Special Note Regarding Forward-Looking Statements

This prospectus supplement includes and incorporates by reference “forward-looking statements” within the meaning of the federal securities laws. All statements that are not historical facts are “forward-looking statements.” The words “estimate,” “project,” “intend,” “expect,” “should,” “will,” “believe,” “anticipate” and similar expressions identify forward-looking statements. In particular, this prospectus supplement contains forward-looking statements regarding the TransCore acquisition and its benefits to our business, and as described in the risk factor “We may not be able to realize the anticipated benefits from the TransCore acquisition, and we may experience unforeseen liabilities in connection with the acquisition,” we may not be able to realize these benefits to our business. Other forward-looking statements include statements regarding our expected financial position, business, financing plans, business strategy, business prospects, net sales, working capital, liquidity, capital needs, interest costs and income and potential acquisitions.

Forward-looking statements are estimates and projections reflecting our best judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the cost, timing and success of product upgrades and new product introductions, raw materials costs, expected pricing levels, the timing and cost of expected capital expenditures, expected outcomes of pending litigation, competitive conditions, general economic conditions and expected synergies relating to acquisitions, joint ventures and alliances. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. In particular, the forward-looking statements regarding the TransCore acquisition are subject to the risks described in “Risk Factors.” Important factors that could cause actual results to differ materially from our other estimates or projections contained in the forward-looking statements include:

•	completion of the TransCore acquisition;

•	if completed, our ability to integrate TransCore into our operations;

•	our ability to finance the TransCore acquisition on satisfactory terms;

•	any unforeseen liabilities associated with historical or future acquisitions;

•	limitations on our business imposed by our indebtedness;

•	unfavorable changes in foreign exchange rates;

•	difficulties associated with exports;

•	risks and costs associated with our international sales and operations;

•	difficulty making acquisitions and successfully integrating acquired businesses;

•	increased product liability and insurance risks and costs;

•	increased directors and officers liability and other insurance costs;

•	increased warranty exposure;

•	future competition;

•	the cyclical nature of our markets;

•	changes in the supply of, or price for, parts and components;

•	environmental compliance costs and liabilities;

•	risks and costs associated with asbestos-related litigation;

S-i

•	potential write-offs of our intangible assets;

•	our ability to successfully develop new products;

•	failure to protect our technology;

•	risk associated with TransCore’s government contract work;

•	trade tariffs that may be applied due to the U.S. government’s delay in complying with certain WTO directives;

•	terrorist attacks; and

•	those factors listed in this prospectus supplement under “Risk Factors,” as well as those included in our SEC filings incorporated by reference in this prospectus supplement and the accompanying prospectus.

We believe our forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information in this prospectus supplement. The summary does not contain all of the information that may be important to you, and you should carefully read the entire prospectus supplement and accompanying prospectus before deciding whether to invest in our common stock. In August 2003, we changed our fiscal year-end from October 31 to December 31 to more closely align our reporting periods with those of our customers. In this prospectus supplement and the accompanying prospectus, references to our fiscal years mean a year ended October 31 for 1992 through 2002, and December 31 for 2003 and thereafter, and references to one of TransCore’s years mean a year ended on January 31 following the year referenced. In this prospectus supplement, any pro forma information for Roper and TransCore relates to information for Roper for the year ended December 31, 2003 and for and as of the nine months ended September 30, 2004 and for TransCore for the year ended January 31, 2004 and for and as of the nine months ended October 31, 2004. For the year ended December 31, 2003, pro forma information for Roper also includes adjustments to reflect our acquisition of Neptune Technology Group Holdings, Inc., or NTGH, and related transactions, which occurred on December 29, 2003. In this prospectus supplement, we use the term adjusted EBITDA, which is a financial measure not calculated in accordance with generally accepted accounting principles, or GAAP. We include a reconciliation of this measure to the most directly comparable GAAP measure in “Summary Consolidated Financial Data — Roper,” and “Summary Consolidated Financial Data — TransCore.” Unless otherwise noted herein, the information in this prospectus supplement assumes no exercise of the underwriters’ overallotment options in this offering.

Roper Industries

We are a diversified industrial company that designs, manufactures and distributes energy systems and controls, scientific and industrial imaging products and related software, industrial technology products and instrumentation products and services. We market these products and services to selected segments of a broad range of markets including water and wastewater, oil and gas, research, power generation, medical, semiconductor, refrigeration, automotive and general industry.

We pursue consistent and sustainable growth in sales and earnings by emphasizing continuous improvement in the operating performance of our existing businesses and by acquiring other carefully selected businesses that offer high value-added, engineered products and solutions and are capable of achieving growth and improving or maintaining high margins. We compete in many niche markets and believe that we are the market leader or a competitive alternative to the market leader in the majority of these markets.

We believe that our financial results reflect the high value we provide to our customers, our continuous improvement initiatives, our end market and geographic diversification and our ability to acquire and integrate businesses successfully. From fiscal 1992, the year of our initial public offering, through fiscal 2003, our net sales have grown at a compound annual growth rate of 23% and earnings from continuing operations have grown at a compound annual growth rate of 24%. In fiscal 2003, we generated net sales of $657 million, adjusted EBITDA of $124 million, or 19% of net sales, earnings from continuing operations before change in accounting principle of $48 million and net earnings of $45 million. During the nine months ended September 30, 2004, we generated net sales of $693 million, an increase of 42% over the prior year period, adjusted EBITDA of $149 million, or 21% of net sales, and an increase of 64%, cash flows from operating activities of $102 million, 76% higher than the prior year period, and net earnings of $69 million, 59% greater than the comparable prior year period. Our results of operations for the nine months ended September 30, 2004 benefited from our acquisition of Neptune Technology Group Holdings, Inc., or NTGH, made on December 29, 2003.

As described below, on October 6, 2004, we entered into an agreement and plan of merger pursuant to which we have agreed to acquire TransCore Holdings, Inc., or TransCore. TransCore is a leading provider of radio frequency identification (RFID) and satellite-based communication technologies and related services that are used by customers to automate and enhance business processes, increase productivity and improve security, largely for transportation-related applications in North America. Pro forma for the acquisition, we would have had net sales of $963 million and adjusted EBITDA of $203 million for the first three quarters of 2004.

Our Business Segments

Our operations are organized into four market-focused segments: Instrumentation, Industrial Technology, Energy Systems and Controls and Scientific and Industrial Imaging.

Instrumentation. Our Instrumentation segment provides sophisticated products and solutions that prepare material samples for analysis, test fluid products for physical and elemental properties, detect leaks in consumer and industrial products, perform spectrographic analyses and dispense fluids with extremely high precision. This segment focuses primarily on the test, inspection and measurement applications in oil and gas, research and industrial markets. Our primary business units in this segment are Acton Research/Integrated Designs, Logitech, PAC/Antek Instruments, Struers and Uson.

Industrial Technology. Our Industrial Technology segment provides products and solutions for improving our customers’ productivity. Industrial Technology offerings include centrifugal, gear, progressing cavity and diaphragm pumps; refrigeration controls and systems; rotating machinery and process controls; precision metering, measurement and valves for specialty applications; and water meter and automatic meter reading products and systems. This segment provides products and solutions largely for diverse industrial, energy, commercial refrigeration and water and wastewater markets. Our primary business units in this segment are Abel Pump, AMOT Controls, Cornell Pump, Flow Technology, Fluid Metering, Hansen Technologies, Neptune Technology and Roper Pump.

Energy Systems and Controls. Our Energy Systems and Controls segment provides control, monitoring and inspection systems and services, which improve the quality, safety and efficiency of customer equipment and processes, primarily in the energy markets. We offer our customers technologies for vibration measurement and monitoring of rotating and reciprocating machinery, control systems for turbomachinery and non-destructive testing solutions used primarily in power plant inspection and maintenance applications. Our primary business units in this segment are Compressor Controls, Metrix Instruments and Zetec.

Scientific and Industrial Imaging. Our Scientific and Industrial Imaging segment provides solutions that enable research in life and physical sciences and collect and analyze data for a variety of medical, industrial, safety, utility and other applications. Our products include high-performance digital imaging cameras, spectrographic systems, electron microscope accessories, high-speed digital video equipment and image processing software as well as rugged handheld computers. Our primary business units in this segment are DAP, Gatan, Media Cybernetics, QImaging, Photometrics, Princeton Instruments and Redlake.

Our Strengths

Strategic

Leadership in Niche Markets. We have developed and maintain a leading position in many of our markets. We believe our market positions are attributable to the technical sophistication of our products, the applications expertise used to create and implement our advanced products and systems and our service capabilities.

Diversified End Markets and Geographic Reach. Over the past decade, we have strategically expanded the number of end markets we serve to increase revenue and business stability and expand our opportunities for growth. During that same period, we grew our global presence to the degree that sales to customers outside the

U.S. accounted for $378 million in fiscal 2003, up from $23 million in fiscal 1992. During fiscal 2003 we sold our products to customers in more than 130 different countries.

Disciplined Acquisition Process. Acquisitions are an important part of our growth strategy. We follow a disciplined acquisition process to complement our existing businesses and to migrate into higher growth areas. From fiscal 1992 through fiscal 2003, we completed 35 acquisitions for an aggregate investment of over $1.2 billion.

Experienced Management Team. Our company combines disciplined corporate leadership with entrepreneurial business unit management to create stockholder value. We support the growth of our business units by providing strategic direction, assisting in the development of strategic initiatives, encouraging best practices among our business unit management teams, developing our managers’ skills through focused forums, setting appropriate compensation policies and incentives and providing financial support.

Financial

Significant and Consistent Growth. Over a decade of disciplined execution of our operating and acquisition strategies has led to sustained growth in our net sales, net earnings and cash flow. From fiscal 1992 through fiscal 2003, our net sales and earnings from continuing operations before change in accounting principle per share have grown at compound annual growth rates of 23% and 24%, respectively. As a result of our strong operations management and emphasis on working capital improvement, our free cash flow (cash flows from operating activities minus capital expenditures) has exceeded net earnings every year since 1998. We consistently reinvest in research and development to maintain technological leadership in our markets. In the first nine months of fiscal 2004, net sales excluding acquisitions have grown approximately 6%.

Strong and Sustainable Margins. We have been able to obtain favorable pricing and attractive gross margins throughout the business cycle due to the high level of engineered content of our customer offerings and our market leadership positions. In each fiscal year since 1993, we have achieved gross margins of 50% or higher and our margins are well above those of most comparable industrial companies.

Attractive Cash Flow Characteristics. Our favorable margins and selective use of capital have allowed us to produce strong cash flows. All of our business units are actively focused on reducing capital intensity and improving contributions from working capital. From fiscal 1992 through fiscal 2003, we grew adjusted EBITDA by a compound annual growth rate of 22%. In the first nine months of fiscal 2004, we achieved adjusted EBITDA margins of 21% and generated $102 million of cash flows from operating activities.

Our Business Strategy

We create stockholder value through the disciplined execution of our strategy:

Engineered Content for Diverse Niche Markets. Our operating units grow their businesses through new product development and development of new applications for existing products to satisfy customer needs. In addition, our operating units continue to grow our customer base by expanding our distribution.

Strong Operations Management. We continuously seek to improve our operations to increase our margins and cash flow. Our business units employ initiatives such as process reengineering, lean manufacturing techniques and global sourcing to increase productivity and reduce costs. In the first nine months of fiscal 2004, we improved adjusted EBITDA margins by 350 basis points as compared with the comparable prior year period. During 2004, we reduced our net working capital as a percentage of net sales from 21% in the first quarter to 19% in the third quarter.

Strategic Reinvestment of Cash Flow. We invest our strong cash flow in the development of new technologies and products, distribution channel management and operational improvements to drive organic growth and market expansion. We have increased our research and development spending by a compound annual growth rate of 36% since 1992, to $33 million in fiscal 2003, which represented 5% of our fiscal 2003 net sales. We also strategically invest our cash flow in a disciplined manner in acquisitions meeting our stated criteria:

•	engineered, high value-added products and solutions;

•	favorable financial results and returns;

•	high gross margins;

•	opportunities for enhanced growth and financial results; and

•	new strategic solutions and products.

The TransCore Holdings, Inc. Acquisition

On October 6, 2004, we entered into an agreement and plan of merger pursuant to which we have agreed to acquire TransCore Holdings, Inc., or TransCore. The aggregate purchase price is $600 million, approximately $10 million of which is payable by issuance of options to purchase shares of our common stock in exchange for certain TransCore options held by five TransCore executives, and approximately $590 million of which is payable in cash. The aggregate purchase price is subject to certain adjustments as set forth in the merger agreement including a net working capital adjustment. Consummation of the acquisition is subject to customary closing conditions. Following the acquisition, we intend to operate TransCore as a new business segment.

TransCore

TransCore is a leading provider of radio frequency identification (RFID) and satellite-based communication technologies and related services that are used by customers to automate and enhance business processes, increase asset productivity and improve security, largely for transportation-related applications in North America. TransCore’s net sales are derived predominately from proprietary RFID tags and readers, satellite-based communication hardware and accessories, software and services, which it provides primarily to tolling, traffic and transportation government agencies, trucking companies and freight brokers. TransCore combines its proprietary products, applications expertise and software to create complete solutions for customers in the following areas:

•	Comprehensive toll and traffic systems and processing. TransCore designs, installs, integrates, maintains and operates systems for roadway toll collection and enforcement, data collection and traffic monitoring and control. We estimate that TransCore’s customers in this market, which are primarily government entities, collect approximately 70% of U.S. toll revenue and process approximately 14 million toll transactions daily using systems TransCore designed or installed. TransCore services these customers in 24 of the 25 states that we believe have major toll roads.

•	Security and access control. TransCore has sold over 2 million of its tags, which are combined with its readers and software, for security applications for parking, buildings, campuses, airports and sovereign border access. We believe TransCore is the largest manufacturer of RFID tags and readers for transportation and security-related applications in North America.

•

Freight movement services. TransCore provides freight matching services, logistics and operations management software and outsourced business processing to small and mid-sized trucking companies, freight brokers, third-party logistics providers, shippers, railroads and marine operators. TransCore is the largest provider of freight matching services in North America, posting more than 230,000 loads each day, which we estimate to be over one-half of the total U.S. spot market for truckload shipments. TransCore’s more than 21,000 freight matching customers provide a ready channel for TransCore’s asset tracking solutions.

•	Mobile asset tracking. TransCore provides RFID and satellite-based communication solutions that enable customers to monitor the location and status of mobile assets such as railcars, ships and trailers. In North America and China, TransCore’s tags are used on nearly every railcar. TransCore’s trailer tracking net sales are rapidly growing as customers recognize the benefits of higher asset utilization and lower operating costs, and we believe that at least 95% of this market is currently not served.

In addition to TransCore’s existing markets, TransCore is currently extending its technology and expertise into emerging opportunities with attractive growth prospects. In homeland security, TransCore’s solutions are currently being used to control 118 traffic lanes at 34 U.S. border crossings, up from 14 traffic lanes in 7 locations in 2002. TransCore has also developed an RFID-based tag solution that would enable states to increase vehicle regulatory compliance at lower costs and generate increased fees. Moreover, TransCore’s supply chain security offerings enable continuous monitoring of shipments to ensure cargo security and integrity.

For the fiscal year ended January 31, 2004, TransCore had revenue of $338 million and adjusted EBITDA of $65 million. For the nine months ended October 31, 2004 TransCore had revenue of $270 million and adjusted EBITDA of $54 million compared to revenue of $253 million and adjusted EBITDA of $51 million for the nine months ended October 31, 2003. TransCore has approximately 1,875 employees throughout North America.

Strategic Benefits of the TransCore Acquisition

We expect to realize a number of strategic benefits as a result of the TransCore acquisition, including the following:

Establishing a Strong Technology Platform for RFID and Satellite-Based Communication Applications. TransCore has developed a strong and growing portfolio of RFID and satellite-based communication products, supported by over 100 patents. TransCore continues to develop next generation technologies, such as encrypted, battery-free tags with read/write capabilities, to support its leading position in its current markets and entry into new markets. We have identified TransCore technology which is complementary to products being sold by our existing business units, including possible RFID applications in automatic meter reading and security imaging, which may also enable us to expand our existing product lines and capabilities. TransCore’s strong technology commitment is supported by approximately 1,100 technical employees.

Furthering Market Leadership in Niche Markets. TransCore is a market leader in its primary markets and has established a reputation for technical innovation. It is the only end-to-end provider of traffic and tolling solutions in North America, having sold more than 10 million RFID tags to customers who have used these tags in approximately 5 billion transactions. It has the highest market shares in freight matching and railcar tracking. TransCore enjoys many long-standing customer relationships, including its top ten customers in the traffic/tolling market, each of which has been a TransCore customer for more than 20 years. We believe that TransCore has the greatest accumulated breadth of applications expertise in its markets, led by an experienced and successful management team.

Expanding Our Growth Opportunities. We expect to benefit from the favorable demand characteristics of TransCore’s markets. Since 1982, the amount of roadway in the U.S. has increased 6% while vehicle miles traveled increased 75%. TransCore’s automated traffic and tolling solutions improve traffic flow and collect revenues that can be used to fund traffic infrastructure improvements. In addition, TransCore’s RFID and satellite-based communication technologies allow it to address emerging opportunities, such as asset tracking, electronic vehicle compliance and homeland security.

Enhancing Cash Flow Characteristics. TransCore generates substantial recurring revenue, primarily for services through multi-year contracts and subscription agreements. Approximately 59% of TransCore’s fiscal 2004 revenue was recurring. Recurring revenue consists of all of our revenue from services. These services are consistently used period-to-period by TransCore’s customers and include toll and traffic systems processing revenue generated primarily through multi-year contracts and freight movement and mobile asset tracking revenue generated under subscription agreements. TransCore has strong adjusted EBITDA margins and requires a relatively low on-going investment in working capital and capital expenditures, which creates high operating leverage.

Roper was incorporated in Delaware in 1981. Our principal executive offices are located at 2160 Satellite Boulevard, Suite 200, Duluth, Georgia 30097, and our telephone number is (770) 495-5100.

Acquisition Financing and Related Transactions

We are offering the common stock in connection with our acquisition of TransCore. We are acquiring TransCore for a cash purchase price of approximately $600.0 million, approximately $10.0 million of which is payable by issuance of options to purchase shares of our common stock in exchange for certain TransCore options held by five TransCore executives and approximately $590.0 million of which is payable in cash, as more fully described under “The Acquisition.” In connection with the TransCore acquisition, we will enter into an amended and restated $955.0 million senior secured credit facility consisting of a five-year term loan and a five-year revolving credit facility, which we refer to as our new senior secured credit facility. See “Description of Certain Indebtedness.” It is possible that we may increase the size of our new senior secured credit facility based upon market conditions and other factors. We expect this offering to close concurrently with the new senior secured credit facility and the TransCore acquisition in December 2004. The TransCore acquisition is not conditioned upon our receipt of the proceeds from this offering, and we have received a commitment for financing in an amount sufficient to consummate the acquisition and to refinance our existing credit facility.

The closing of this offering of our common stock is conditioned upon:

•	the completion of our new senior secured credit facility; and

•	the completion of the TransCore acquisition.

We will use the proceeds from this offering, together with stock options and borrowings under our new senior secured credit facility, to pay for the TransCore acquisition and repay our existing credit facility and pay related fees and expenses. In this prospectus supplement, we refer to all of the foregoing transactions as the “Transactions.” To the extent we adjust the size of this offering, we intend to make a corresponding adjustment to the amount we will borrow under our new senior secured credit facility to finance the TransCore acquisition.

The following table sets forth the estimated sources and uses of funds relating to the Transactions, assuming that the Transactions had occurred on September 30, 2004 (in millions):

Sources of Funds		Uses of Funds
Common stock offered hereby(1)	$253.0	TransCore acquisition(5)	$600.0
Options to purchase common stock (2)	10.0	Repayment of indebtedness under our existing credit facility(4)	384.6
Borrowings under our new senior secured credit facility(3)(4)	700.0	Fees and expenses(6)	31.5
Cash-on-hand	53.1

Total sources of funds	$1,016.1	Total uses of funds	$1,016.1

(1)	Does not reflect the underwriting discounts and expenses payable by us in connection with the offering.
(2)	At the closing of the TransCore acquisition, five TransCore executives will receive options to purchase shares of our common stock in exchange for their TransCore options. The number of options to be issued and the exercise price of the options are calculated by a formula based on, among other things, the value of the per share merger consideration to be received by TransCore stockholders in connection with the acquisition and the price of our common stock. In addition, the formula is subject to certain adjustments, including a net working capital adjustment. Therefore, the value of the options to be issued could be greater or less than $10.0 million. Based on an assumed price of our common stock of $61.71, and assuming no purchase price adjustments, we expect to issue, in the aggregate, options to purchase approximately 195,000 shares of our common stock with a weighted average exercise price of approximately $17.45 to these executives. These executives may, at their option, receive restricted shares of our common stock in lieu of stock options.
(3)	In connection with the Transactions, we will borrow $700.0 million under our new senior secured credit facility to repay indebtedness under our existing credit facility. After giving pro forma effect to these borrowings, we would have approximately $255.0 million available for borrowing under our new senior secured credit facility.

(4)	Upon the closing of the TransCore acquisition, the new senior secured credit facility will replace our existing credit facility. As of September 30, 2004, $384.6 million was outstanding under our existing credit facility. The weighted average interest rate on our existing credit facility as of September 30, 2004 was 4.07%. In connection with the repayment of indebtedness under our existing credit facility, we expect to incur a non-cash charge of $5.4 million, net of tax, in the fourth quarter of 2004.
(5)	Includes TransCore’s existing debt to be repaid in connection with the TransCore acquisition.
(6)	Includes the underwriting discounts and other expenses incurred or to be incurred in connection with the Transactions.

The Offering

Common stock offered by us in this offering	4,100,000 shares

Common stock outstanding after the offering(1)	41,233,782 shares

Voting rights

Holders of all outstanding shares of our common stock vote together as one class on all matters submitted to a vote of our stockholders. Holders of shares purchased in this offering will initially be entitled to one vote per share. Holders of our common stock who have held their shares for at least four years without a change in beneficial ownership are entitled to five votes per share. If there is no change in beneficial ownership of the shares you purchase in this offering for at least four years, the shares will become entitled to five votes per share until a change in beneficial ownership occurs, at which time the shares will revert to one vote per share for a period of at least four years. See “Description of Common Stock” in the accompanying prospectus.

Use of proceeds

We intend to use the proceeds from this offering, together with stock options and borrowings under our new senior secured credit facility, to pay for the TransCore acquisition, repay our existing credit facility and pay related fees and expenses.

Risk factors	See “Risk Factors” beginning on page S-18 of this prospectus supplement for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

New York Stock Exchange Symbol	“ROP”

(1)	The number of shares of our common stock outstanding after the offering is based on the number of shares outstanding as of September 30, 2004 and excludes:

•	615,000 shares issuable upon any exercise of the underwriters’ overallotment option;

•	2,353,740 shares issuable upon the exercise of stock options outstanding as of September 30, 2004, which had a weighted average exercise price of $37.79 per share;

•	1,217,989 shares issuable upon the exercise of options reserved for grant under our stock option plans as of September 30, 2004;

•	3,616,349 shares reserved for issuance upon conversion of our senior subordinated convertible notes (however, this number is subject to reduction if we successfully complete the consent solicitation described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Roper — Description of Certain Indebtedness — Senior Subordinated Convertible Notes”); and

•	approximately 195,000 shares reserved for issuance upon the exercise of options to be issued to five TransCore executives in connection with the TransCore acquisition, assuming a price of our common stock of $61.71 and no purchase price adjustments.

Summary Consolidated Financial Data — Roper

The following summary consolidated financial data for the end of each of the three fiscal years ended October 31, 2001, October 31, 2002 and December 31, 2003 and as of December 31, 2003 are derived from our audited consolidated financial statements. Our consolidated financial statements for each of the three fiscal years ended October 31, 2001, October 31, 2002 and December 31, 2003 and as of December 31, 2002 and 2003 were audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The summary consolidated financial data for the nine months ended September 30, 2003 and for and as of the nine months ended September 30, 2004 were derived from our unaudited consolidated financial statements and, in our opinion, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data for those periods. Our results of operations for the nine months ended September 30, 2004 may not be indicative of results that may be expected for the full fiscal year.

You should read the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Roper” and our consolidated financial statements and related notes included elsewhere in this prospectus supplement.

	Year Ended October 31,		Year Ended December 31, 2003(2)		Nine Months Ended September 30,
	2001(1)	2002(1)			2003	2004
					(unaudited)
	(in thousands, except per share amounts and percentages)
Statement of operations data:
Net sales	$562,955	$617,462	$657,356		$487,562	$693,215
Gross profit	304,750	333,755	346,138		257,058	345,024
Income from operations	100,866	115,545	108,100		78,796	119,100
Earnings from continuing operations before change in accounting principle	57,415	66,438	48,061		46,164	69,066
Net earnings	55,839	40,053	45,239	(3)	43,342	69,066
Earnings per common share from continuing operations before change in accounting principle:
Basic	$1.87	$2.13	$1.52		$1.47	$1.87
Diluted	1.82	2.09	1.50		1.45	1.84
Net earnings per common share:
Basic	$1.82	$1.28	$1.43		$1.38	$1.87
Diluted	1.77	1.26	1.41		1.36	1.84
Dividends per common share	$0.30	$0.33	$0.36		$0.26	$0.29
Other financial data:
Loss on extinguishment of debt	$—	$—	$25,054		$—	$—
Cash flows from operating activities	102,439	86,758	71,293		57,770	101,559
Adjusted EBITDA(4)	131,491	104,194	124,106		90,707	148,945
Adjusted EBITDA margin(5)	23.4%	16.9%	18.9%		18.6%	21.5%
Capital expenditures	7,432	7,738	10,422		8,084	8,108

	At December 31, 2003	At September 30, 2004

		(unaudited)
	(in thousands)
Balance sheet data:
Working capital(6)	$219,695	$262,246
Cash and cash equivalents	70,234	102,416
Total assets	1,514,995	1,573,138
Long-term debt, less current portion	630,186	594,746
Stockholders’ equity	655,781	755,506

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
	(in thousands, except percentages)
Combined financial data:
Pro forma adjusted EBITDA(4)(7)	$252,580	$202,487
Pro forma adjusted EBITDA margin(5)	21.2%	21.0%

(1)	We filed an amendment to our annual report on Form 10-K for the fiscal year ended October 31, 2002 on November 3, 2003 to restate our consolidated financial statements as of October 31, 2001 and 2002 and for the three years ended October 31, 2002 to reflect the discontinued operations of our Petrotech operation and the realignment of our operations into four new segments. Amounts shown in the table reflect the restated amounts.
(2)	In August 2003, we changed our fiscal year-end from October 31 to December 31 effective as of January 1, 2003, with the two months ended December 31, 2002 being the transition period. The summary consolidated financial data presented above does not include data for the transition period.
(3)	Includes loss on extinguishment of debt of $25,054 recorded in connection with our acquisition of NTGH and related financing activities in 2003.
(4)	Adjusted EBITDA is a supplemental non-GAAP financial measure. EBITDA is commonly defined as net earnings plus (a) interest expense, (b) income taxes and (c) depreciation and amortization. Our definition of adjusted EBITDA is different from EBITDA because we also add the following items to net earnings: (a) loss from discontinued operations during each period, (b) loss on extinguishment of debt and (c) retention and stock related plans expense. However, adjusted EBITDA for Roper for the periods presented does not add back stock related plans expense to net earnings since none is applicable for the periods presented. Our adjusted EBITDA for the year ended December 31, 2003 is derived solely from financial data presented in our audited financial statements for the year ended December 31, 2003 and does not reflect the impact of our acquisition of NTGH until the closing of the NTGH acquisition on December 29, 2003. We use adjusted EBITDA, in addition to net earnings, operating income and cash flows from operating activities, to assess our performance and believe it is important for investors to be able to evaluate us using the same measures used by management. We believe this measure is an important indicator of our operational strength and the performance of our business because it provides a link between profitability and operating cash flow. In addition, we use adjusted EBITDA, as opposed to EBITDA, because adjusted EBITDA adds back to net earnings items we believe to be less relevant to our business’ core operating performance. We also understand that many investors use adjusted EBITDA, and similar measures, as supplemental measurement tools to help evaluate the performance and value of companies like ours, considering such measures to be important indicators of these businesses’ operational strength and performance.

We recorded a loss on extinguishment of debt in connection with our acquisition of NTGH and related financing activities in 2003 and we will record an additional loss on extinguishment of debt in connection with the Transactions. However, we believe that these losses are not expected to be an ongoing part of our operations over the long-term and that it is therefore meaningful to compare operating performance period-to-period by adding these losses to net earnings in deriving adjusted EBITDA. In addition, we believe it is appropriate to adjust for losses from discontinued operations in calculating adjusted EBITDA to indicate our earnings from operations that will be a continuing part of our business.

Adjusted EBITDA as calculated by us is not necessarily comparable to similarly titled measures reported by other companies. In addition, adjusted EBITDA: (a) does not represent net income or cash flows from operations as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net earnings, operating income, cash flows from operating activities or our other financial information determined under GAAP.

We believe the line on our consolidated statement of operations entitled net earnings is the most directly comparable GAAP measure to adjusted EBITDA. The following table reconciles adjusted EBITDA on a consolidated basis to the line on our consolidated statement of operations entitled net earnings for the periods presented in the table above:

	Year Ended October 31,		Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002		2003	2004
	(in thousands)
Net earnings	$55,839	$40,053	$45,239	$43,342	$69,066
Interest expense	15,917	18,506	16,384	12,653	21,066
Income taxes	31,450	29,889	18,229	19,784	28,986
Depreciation and amortization	26,709	15,331	16,378	12,106	29,827

EBITDA	129,915	103,779	96,230	87,885	148,945
Loss from discontinued operations, net of taxes	1,576	415	2,822	2,822	—
Loss on extinguishment of debt	—	—	25,054	—	—

Adjusted EBITDA	$131,491	$104,194	$124,106	$90,707	$148,945

(5)	Adjusted EBITDA margin represents adjusted EBITDA as a percentage of net sales.
(6)	Working capital represents current assets minus current liabilities.
(7)	Represents adjusted EBITDA for Roper, after giving pro forma effect to the Transactions as if they had occurred at the beginning of the periods presented as well as, with respect to the year ended December 31, 2003, our acquisition of NTGH and related transactions as if they had occurred on January 1, 2003. The information provided under the column “Pro Forma Roper/NTGH” for the year ended December 31, 2003 is derived from the pro forma consolidated statement of operations filed as Exhibit 99.1 to our Current Report on Form 8-K dated October 25, 2004. We believe the line on our consolidated statement of operations and our pro forma consolidated statement of operations entitled earnings from continuing operations is the most directly comparable GAAP measure to adjusted EBITDA. Our pro forma consolidated net earnings for the year ended December 31, 2003 reflect (a) our pro forma consolidated earnings from continuing operations less (i) loss from discontinued operations, net of taxes and (ii) minority interest in consolidated subsidiaries, (b) TransCore’s earnings from continuing operations less loss from discontinued operations, net of taxes, and (c) applicable adjustments. Our pro forma consolidated net earnings for the nine months ended September 30, 2004 reflect (a) our earnings from continuing operations, (b) TransCore’s earnings from continuing operations less loss from discontinued operations, net of taxes, and (c) applicable adjustments. See note 4 above for a further discussion of adjusted EBITDA. For the purpose of presenting pro forma adjusted EBITDA information for the year ended December 31, 2003, our pro forma consolidated financial statements for the year ended December 31, 2003 and the audited consolidated statement of operations of TransCore for the year ended January 31, 2004 have been utilized and for the purpose of presenting pro forma adjusted EBITDA information for the nine months ended September 30, 2004, our unaudited consolidated statement of operations for the nine months ended September 30, 2004 and the unaudited consolidated statement of operations of TransCore for the nine months ended October 31, 2004 have been utilized.

	Year Ended December 31, 2003
	Pro Forma Roper/ NTGH	Historical TransCore	Adjustments for the Transactions	Pro Forma
	(in thousands)
Earnings from continuing operations	$74,280	$3,615	$4,913	$82,808
Loss from discontinued operations, net of taxes(a)	(2,822)	(3,134)	—	(5,956)
Minority interest in consolidated subsidiaries(b)	(814)	—	—	(814)

Net earnings	70,644	481	4,913	76,038
Interest expense	26,251	25,308	(18,009)	33,550
Income taxes	33,320	2,950	2,646	38,916
Depreciation and amortization	44,758	21,442	10,450	76,650

EBITDA	174,973	50,181	—	225,154
Loss from discontinued operations, net of taxes(a)	2,822	3,134	—	5,956
Loss on extinguishment of debt	9,329	11,126	—	20,455
Retention and stock related plans expense	—	1,015	—	1,015

Adjusted EBITDA	$187,124	$65,456	$—	$252,580

	Nine Months Ended September 30, 2004
	Historical Roper	Historical TransCore	Adjustments for the Transactions	Pro Forma
	(in thousands)
Earnings from continuing operations	$69,066	$6,162	$(207)	$75,021
Loss from discontinued operations, net of taxes (a)	—	(678)	—	(678)

Net earnings	69,066	5,484	(207)	74,343
Interest expense	21,066	12,141	(7,457)	25,750
Income taxes	28,986	9,025	(111)	37,900
Depreciation and amortization	29,827	16,556	7,775	54,158

EBITDA	148,945	43,206	—	192,151
Loss from discontinued operations, net of taxes (a)	—	678	—	678
Retention and stock related plans expense	—	9,658	—	9,658

Adjusted EBITDA	$148,945	$53,542	$—	$202,487

(a)	Roper’s loss from discontinued operations, net of taxes, reflects losses from our Petrotech operation, which was sold in August 2003, and TransCore’s loss from discontinued operations, net of taxes, reflects losses from the fuel services division of Viastar Services, LP, which TransCore decided to discontinue in January 2002.
(b)	Reflects losses associated with NTGH’s minority interest in DAP Technologies during 2003. We purchased the remaining interest in DAP Technologies on December 29, 2003.

Summary Consolidated Financial Data — TransCore

The following summary consolidated financial data of TransCore for the end of each of the three fiscal years ended January 31, 2002, 2003 and 2004 and as of January 31, 2004 are derived from TransCore’s audited consolidated financial statements. TransCore’s consolidated financial statements for each of the three fiscal years ended January 31, 2002, 2003 and 2004 and as of January 31, 2003 and 2004 were audited by Ernst & Young LLP, independent registered public accountants. The summary consolidated financial data for the nine months ended October 31, 2003 and for and as of the nine months ended October 31, 2004 were derived from TransCore’s unaudited consolidated financial statements and, in TransCore’s opinion, reflect all adjustments, consisting of normal recurring adjustments, necessary for fair presentation of the data for those periods. TransCore’s results of operations for the nine months ended October 31, 2004 may not be indicative of results that may be expected for the full fiscal year.

You should read the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations — TransCore.” and TransCore’s consolidated financial statements and related notes included elsewhere in this prospectus supplement.

	Year Ended January 31,			Nine Months Ended October 31,
	2002	2003	2004	2003	2004
				(unaudited)
	(in thousands)
Consolidated statements of operations data:
Total revenue	$323,435	$318,308	$338,137	$252,634	$269,905
Total gross profit	144,371	142,903	148,884	112,770	121,649
Income from continuing operations	13,805	9,930	3,615	8,757	6,162
Discontinued operations, net	(17,283)	(1,778)	(3,134)	(1,631)	(678)
Net income (loss)(1)	(3,478)	8,152	481	7,126	5,484
Convertible and redeemable preferred stock dividends(2)	(9,978)	(10,406)	(8,831)	(7,068)	(5,544)
Other operating data:
Adjusted EBITDA(3)	59,148	61,459	65,456	50,938	53,542
Capital expenditures – property and equipment	7,941	12,753	10,469	4,179	8,386

	At January 31, 2004	At October 31, 2004
		(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$896	$6,766
Working capital(4)	34,814	49,904
Total assets	398,050	399,363
Total long-term debt and capital lease obligations	205,520	201,470
Redeemable preferred stock, net	50,554	52,981
Convertible preferred stock	83,117	83,117
Stockholders’ equity	69,175	79,148

(1)	If SFAS No. 142, “Goodwill and Other Intangible Assets,” had been adopted as of February 1, 2001, the absence of goodwill and indefinite lived intangible assets amortization would have resulted in net income for the fiscal year ended January 31, 2002 of $2,784.
(2)	Represents the carrying amount for dividends not yet declared or paid, but that are payable under the mandatory redemption features of the convertible and redeemable preferred stock. The aggregate redemption value of TransCore’s outstanding convertible and redeemable preferred stock will be paid to the holders in connection with the acquisition.

(3)	Adjusted EBITDA is a supplemental non-GAAP financial measure. EBITDA is commonly defined as net income plus (a) interest expense, (b) income taxes and (c) depreciation and amortization. The definition of adjusted EBITDA for TransCore is different from EBITDA because we also add the following items to net income (loss): (a) loss from discontinued operations, (b) loss on extinguishment of debt and (c) retention and stock related plans expense. Adjusted EBITDA was used by Roper, in addition to net income (loss), operating income and cash flows from operating activities, in determining an appropriate value for the acquisition and will be used by us to assess TransCore’s future performance. We believe it is important for investors to be able to evaluate TransCore and the TransCore acquisition using the same measures used by us. We believe this measure is an important indicator of TransCore’s operational strength and the performance of its business because it provides a link between profitability and operating cash flow. In addition, we use adjusted EBITDA, as opposed to EBITDA, because adjusted EBITDA adds back to net earnings items we believe to be less relevant to our business’ core operating performance. We also understand that many investors use adjusted EBITDA, and similar measures, as supplemental measurement tools to help evaluate the performance and value of companies like ours, considering such measures to be important indicators of these businesses’ operational strength and performance.

TransCore recorded losses on extinguishment of debt in each of the years ended January 31, 2002 and 2004. However, we believe that these losses are not expected for TransCore in future periods since TransCore will become a business of Roper and that it is therefore meaningful to compare operating performance period-to-period by adding these losses to net income (loss) in deriving adjusted EBITDA. We also believe it is appropriate to adjust for losses from discontinued operations in calculating adjusted EBITDA to indicate TransCore’s earnings from operations that will be a continuing part of our business. In addition, we add retention and stock related plans expense back to net income (loss) in calculating adjusted EBITDA because these expenses will not be applicable for us following the TransCore acquisition.

Adjusted EBITDA as calculated by us is not necessarily comparable to similarly titled measures reported by other companies. In addition, adjusted EBITDA: (a) does not represent net income or cash flows from operations as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or our other financial information determined under GAAP.

We believe the line on TransCore’s consolidated statement of operations entitled net income (loss) is the most directly comparable GAAP measure to adjusted EBITDA. The following table reconciles adjusted EBITDA on a consolidated basis to the line on TransCore’s consolidated statement of operations entitled net (loss) income for the periods presented in the table above:

	Year Ended January 31,			Nine Months Ended October 31,
	2002	2003	2004	2003	2004
				(unaudited)
			(in thousands)
Net income (loss)	$(3,478)	$8,152	$481	$7,126	$5,484
Interest expense	21,333	23,672	25,308	19,506	12,141
Income tax (benefit) expenses	(4,754)	9,242	2,950	6,282	9,025
Depreciation and amortization	24,350	16,909	21,442	15,682	16,556

EBITDA	37,451	57,975	50,181	48,596	43,206
Loss from discontinued operations, net of taxes	17,283	1,778	3,134	1,631	678
Loss on extinguishment of debt	2,432	—	11,126	—	—
Retention and stock related plans expense	1,982	1,706	1,015	711	9,658

Adjusted EBITDA	$59,148	$61,459	$65,456	$50,938	$53,542

(4)	Working capital represents current assets minus current liabilities.

Summary Pro Forma Consolidated Financial Data

The summary pro forma consolidated statement of operations data for the year ended December 31, 2003 and the nine months ended September 30, 2004 and summary pro forma consolidated balance sheet data as of September 30, 2004 have been derived from the pro forma consolidated statement of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004 and the pro forma consolidated balance sheet as of September 30, 2004 appearing elsewhere in this prospectus supplement. For purposes of the presentation below, TransCore’s results for the period ended January 31, 2004 and for the period ended and as of October 31, 2004 are reflected as December 31, 2003 and September 30, 2004, respectively. The pro forma consolidated statement of operations data for the year ended December 31, 2003 assumes that the NTGH acquisition and the related transactions occurred on January 1, 2003. In addition, the pro forma consolidated statement of operations data gives effect to the Transactions as if they had occurred at January 1, 2003, and the pro forma consolidated balance sheet data gives effect to these Transactions as if they had occurred on September 30, 2004. See “Unaudited Pro Forma Consolidated Financial Information.”

	Year Ended December 31, 2003
	Pro Forma Roper/ NTGH(1)(2)	Historical TransCore(2)		Adjustments for the Transactions	Pro Forma(3)
	(in thousands, except per share data)
Statement of operations data:
Net sales	$855,834	$338,137		$—	$1,193,971
Gross profit	431,721	148,884		—	580,605
Operating profit	146,915	41,933		(10,450)	178,398
Loss on extinguishment of debt	9,329	11,126	(4)	—	20,455
Earnings from continuing operations before income taxes	107,600	6,565		7,559	121,724
Net earnings from continuing operations	74,280	3,615		4,913	82,808
Net earnings per share from continuing operations
Basic	$2.04				$2.04
Diluted	2.02				2.02

	Nine Months Ended September 30, 2004
	Historical Roper(2)	Historical TransCore(2)	Adjustments for the Transactions	Pro Forma(3)
	(in thousands, except per share data)
Statement of operations data:
Net sales	$693,215	$269,905	$—	$963,120
Gross profit	345,024	121,649	—	466,673
Operating profit	119,100	26,386	(7,775)	137,711
Earnings from continuing operations before income taxes	98,052	15,187	(318)	112,921
Net earnings from continuing operations	69,066	6,162	(207)	75,021
Net earnings per share from continuing operations
Basic	$1.87			$1.83
Diluted	1.84			1.80

	At September 30, 2004
	Historical Roper	Historical TransCore	Adjustments for the Transaction		Pro Forma
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$102,416	$6,766	$(62,875	)(5)	$46,307
Total assets	1,573,138	399,363	274,818		2,247,319
Long-term debt, less current portion	594,746	201,470	101,171	(6)	897,387
Total stockholders’ equity	755,506	(3,969)	253,344	(7)	1,004,881

(1)	Reflects the application of pro forma adjustments to our audited consolidated statement of operations for the year ended December 31, 2003 and the unaudited historical financial statements of NTGH for the year ended December 31, 2003. Roper and NTGH operated as separate businesses from the period beginning January 1, 2003 through December 29, 2003. The pro forma consolidated statement of operations for the year ended December 31, 2003 reflecting the adjustments for the NTGH acquisition and related transactions was filed as Exhibit 99.1 to our Current Report on Form 8-K dated October 25, 2004.
(2)	Because of differing fiscal year-ends for Roper and TransCore, the pro forma consolidated statement of operations for the fiscal year ended December 31, 2003 utilizes the audited consolidated statement of operations of TransCore for the fiscal year ended January 31, 2004. The pro forma consolidated statement of operations for the nine months ended September 30, 2004 utilizes the unaudited consolidated statement of operations of TransCore for the nine months ended October 31, 2004.
(3)	The adjustments to the unaudited pro forma consolidated statement of operations exclude the following non-recurring charges that will be incurred in connection with the Transactions: (a) amortization of estimated inventory fair value step-up of approximately $4.4 million from the acquisition expected to impact 2005 cost of sales; and (b) the write-off of approximately $5.4 million of debt extinguishment costs, net of tax, related to the repayment of all amounts outstanding under our existing credit facility.
(4)	During the year ended December 31, 2003, TransCore recorded a loss on early extinguishment of debt of $11,126. This loss was associated with financing arrangements typical of ownership by a private equity group. This loss is required to be presented in the pro formas under Article 11 of Regulation S-X. This amount is not applicable for Roper because TransCore will be part of Roper following the TransCore acquisition. In addition, during TransCore’s year ended January 31, 2004 and the nine months ended October 31, 2004, TransCore recorded pretax expenses relating to its retention and stock related plans of $1,015 and $9,658, respectively. During TransCore’s nine months ended October 31, 2004, $3,522 of this expense related to preferred stock held by TransCore employees becoming convertible based on the value of TransCore’s common stock. All outstanding stock appreciation rights and preferred stock will be redeemed in connection with the TransCore acquisition. Therefore, these expenses will not be applicable for us in future periods. The table below reflects the pro forma earnings from continuing operations before income taxes adjusted to exclude the loss on extinguishment of debt and the retention and stock related plans expense (dollars in thousands):

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Pro forma earnings from continuing operations before income taxes	$121,724	$112,921
Loss on extinguishment of debt	11,126	—
Retention and stock related plans expense	1,015	9,658

Adjusted earnings from continuing operations before income taxes	$133,865	$122,579

(5)	Represents $56,109 of our cash-on-hand that will be used to fund the TransCore acquisition as well as $6,766 of existing cash that will remain with the sellers.
(6)	Reflects the increase in our outstanding indebtedness following the Transactions and the elimination of TransCore’s existing indebtedness that will not be assumed in connection with the transactions.
(7)	Reflects the elimination of TransCore’s historical share capital, retained earnings, preferred stock and other equity accounts pursuant to the application of purchase accounting, as well as the issuance of shares in this offering and the application of the net proceeds from this offering, net of underwriting discounts and expenses.

RISK FACTORS

You should carefully consider the risks described below, as well as other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein or in the accompanying prospectus, before making any investment in shares of our common stock.

Risks Relating to Our Business

We may not be able to realize the anticipated benefits from the TransCore acquisition, and we may experience unforeseen liabilities in connection with the acquisition.

We may not be able to realize the anticipated benefits from the businesses we are acquiring in the TransCore acquisition, either in the amount or the time frame that we currently expect. For example, these anticipated benefits include establishing a strong technology platform for RFID and satellite-based communications applications, furthering our market leadership in niche markets, enhancing our growth opportunities and enhancing cash flow characteristics. Factors that could affect our ability to achieve these benefits include:

•	competition in the industry;

•	buying patterns of state agencies, municipalities and other customers; and

•	the introduction of new technologies into the marketplace.

If TransCore’s businesses do not operate as we anticipate, we may not be able to benefit from these opportunities, which could materially harm our business, financial condition and results of operations.

At the closing of the TransCore acquisition, approximately $34.3 million of the acquisition consideration will be deposited into escrow accounts pursuant to the terms and conditions of escrow agreements that we will enter into at the closing of the acquisition. Approximately $30.3 million of the escrow funds will be subject to working capital adjustments, indemnification and other post-closing obligations and approximately $4.0 million of the escrow funds will be subject to obligations related to intellectual property. The escrow agreements will contain customary terms and conditions. To the extent unforeseen liability exceeds the escrow amounts, we will not receive indemnification.

Our indebtedness may affect our business and may restrict our operating flexibility.

As of September 30, 2004, we had approximately $615.7 million in total consolidated indebtedness. We expect to incur additional indebtedness to finance the TransCore acquisition. After giving pro forma effect to the Transactions, as of September 30, 2004, we would have had total consolidated debt of approximately $931.1 million. In addition, we expect to have approximately $255.0 million undrawn availability under our new senior secured credit facility. Our total consolidated debt could increase due to this additional borrowing capacity. Subject to certain restrictions contained in our new senior secured credit facility and other debt agreements, we may incur additional indebtedness in the future, including indebtedness incurred to finance, or which is assumed in connection with, acquisitions.

Our level of indebtedness and the debt servicing costs associated with that indebtedness could have important effects on our operations and business strategy. For example, our indebtedness could:

•	limit our flexibility in planning for, or reacting to, changes in the industries in which we compete;

•	place us at a competitive disadvantage relative to our competitors, some of which have lower debt service obligations and greater financial resources than us;

•	limit our ability to borrow additional funds;

•	limit our ability to complete future acquisitions;

•	limit our ability to pay dividends;

•	limit our ability to make capital expenditures; and

•	increase our vulnerability to general adverse economic and industry conditions.

Our ability to make scheduled payments of principal of, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financing will be available to us on favorable terms for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, our business, financial condition and results of operations would be materially adversely affected.

In addition, our new senior secured credit facility will contain financial covenants requiring us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to meet the financial covenants or requirements in our new senior secured credit facility may be affected by events beyond our control, and we may not be able to satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the financial ratios, tests or other restrictions contained in our new senior secured credit facility could result in an event of default under this facility, which in turn could result in an event of default under the terms of our other indebtedness. Upon the occurrence of an event of default under our new senior secured credit facility, and the expiration of any grace periods, the lenders could elect to declare all amounts outstanding under the facility, together with accrued interest, to be immediately due and payable. If this were to occur, our assets may not be sufficient to fully repay the amounts due under this facility or our other indebtedness.

Unfavorable changes in foreign exchange rates may significantly harm our business.

Several of our operating companies have transactions and balances denominated in currencies other than the U.S. dollar. Most of these transactions and balances are denominated in euros, British pounds, Danish krone and Japanese yen. Sales by our operating companies whose functional currency is not the U.S. dollar represented approximately 33.7% of our total net sales for the nine months ended September 30, 2004 compared to 27% for the year ended December 31, 2003. Unfavorable changes in exchange rates between the U.S. dollar and those currencies could significantly reduce our reported sales and earnings. At present, we do not hedge against foreign currency risks.

We export a significant portion of our products. Difficulties associated with the export of our products could harm our business.

Sales to customers outside the U.S. by our businesses located in the U.S. account for a significant portion of our net sales. These sales accounted for approximately 58% and 59% of our net sales for the years ended December 31, 2003 and October 31, 2002, respectively. We are subject to risks that could limit our ability to export our products or otherwise reduce the demand for these products in our foreign markets. Such risks include, without limitation, the following:

•	unfavorable changes in or noncompliance with U.S. and other jurisdictions’ export requirements;

•	restrictions on the export of technology and related products;

•	unfavorable changes in or noncompliance with U.S. and other jurisdictions’ export policies to certain countries;

•	unfavorable changes in the import policies of our foreign markets; and

•	a general economic downturn in our foreign markets.

The occurrence of any of these events could reduce the foreign demand for our products or could limit our ability to export our products and, therefore, could materially negatively affect our future sales and earnings.

Economic, political and other risks associated with our international operations could adversely affect our business.

As of September 30, 2004, approximately 26% of our total assets and as of October 31, 2004, approximately 9% of TransCore’s total assets were attributable to operations outside the U.S. We expect our international operations to continue to contribute materially to our business for the foreseeable future. Our international operations are subject to varying degrees of risk inherent in doing business outside the U.S. including, without limitation, the following:

•	adverse changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	trade protection measures and import or export requirements;

•	trade liberalization measures which could expose our international operations to increased competition;

•	subsidies or increased access to capital for firms who are currently, or may emerge, as competitors in countries in which we have operations;

•	partial or total expropriation;

•	potentially negative consequences from changes in tax laws;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	differing protection of intellectual property;

•	unexpected changes in regulatory requirements;

•	longer payment cycles of foreign customers and difficulty in collecting receivables in foreign jurisdictions; and

•	international sentiment towards the U.S.

The occurrence of any of these events could materially harm our business.

Our growth strategy includes acquisitions. We may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully.

Our historical growth has depended, and our future growth is likely to continue to depend, to a significant degree on our ability to make acquisitions, such as our proposed acquisition of TransCore, and to successfully integrate acquired businesses. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets globally. We cannot assure you, however, that we will be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, obtain necessary financing on acceptable terms, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected.

Acquisitions involve numerous risks, including difficulties in the integrations of the operations, technologies, services and products of the acquired companies and the diversion of management’s attention from other business concerns. Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in potentially dilutive issuances of equity securities. We cannot assure you that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

Product liability, insurance risks and increased insurance costs could harm our operating results.

Our business exposes us to potential product liability risks that are inherent in the design, manufacturing and distribution of our and TransCore’s products. In addition, certain of our products are used in potentially hazardous environments. We currently have product liability insurance; however, we may not be able to maintain our insurance at a reasonable cost or in sufficient amounts to protect us against potential losses. We also maintain other insurance policies, including directors and officers liability insurance. Our insurance costs increased in recent periods and may continue to increase in the future. We believe that we have adequately accrued estimated losses, principally related to deductible amounts under our insurance policies, with respect to all product liability and other claims, based upon our past experience and available facts. However, a successful product liability or other claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations. In addition, a significant increase in our insurance costs could have an adverse impact on our operating results.

Our operating results could be adversely affected by a reduction of business with our large customers.

We and TransCore derive a significant amount of revenue from larger customers. The loss or reduction of any significant contracts with any of these customers could materially reduce our revenue and cash flows. Additionally, many of TransCore’s customers are government entities. Government entities can unilaterally terminate or modify our existing contracts without cause and without penalty to the government agency.

We and TransCore both face intense competition. If we do not compete effectively, our business may suffer.

We and TransCore both face intense competition from numerous competitors. Our products compete primarily on the basis of product quality, performance, innovation, price, applications expertise, system and service flexibility and established customer service capabilities with existing customers. We may not be able to compete effectively on all of these fronts or with all of our competitors. In addition, new competitors may emerge, and product lines may be threatened by new technologies or market trends that reduce the value of these product lines. To remain competitive, we must develop new products, respond to new technologies and periodically enhance our existing products in a timely manner. We anticipate that we may have to adjust prices of many of our products to stay competitive.

Changes in the supply of, or price for, parts and components used in our products could affect our business.

We and TransCore purchase many parts and components from suppliers. The availability and prices of parts and components are subject to curtailment or change due to, among other things, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. Some high-performance components for digital imaging products may be in short supply and/or suppliers may have occasional difficulty manufacturing these components to meet our specifications. In addition, some of our products are provided by sole source suppliers. For example, all of TransCore’s GPS/satellite-based communications products are manufactured by an electronics outsourcing firm in Canada. Any change in the supply of, or price for, these parts and components could affect our business, financial condition and results of operations.

Environmental compliance costs and liabilities could increase our expenses and adversely affect our financial condition.

Our operations and properties and those of TransCore are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. These laws and regulations can result in the imposition of substantial fines and sanctions for violations and could require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws and adapt to regulatory requirements in the countries in which we operate as these requirements change.

We use and generate hazardous substances and wastes in our operations and, as a result, could be subject to potentially material liabilities relating to the investigation and clean-up of contaminated properties and to claims alleging personal injury. We have experienced, and expect to continue to experience, costs relating to compliance with environmental laws and regulations. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of at the time of acquisition. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operations.

Many of the industries in which we operate are cyclical, and, accordingly, our business is subject to changes in the economy.

Many of the business areas in which we operate are subject to specific industry and general economic cycles. Certain businesses are subject to industry cycles, including but not limited to, the energy and semiconductor industries. Accordingly, any downturn in these or other markets in which we participate could materially adversely affect us. If demand changes and we fail to respond accordingly, our results of operations could be materially adversely affected in any given quarter. The business cycles of our different operations may occur contemporaneously. Consequently, the effect of an economic downturn may have a magnified negative effect on our business. The businesses we are acquiring in the TransCore acquisition could also experience cyclical downturns which may occur contemporaneously with downturns in our cycles. In particular, TransCore’s mobile asset-based services revenue is largely derived from the sale of goods and services to customers who are highly sensitive to rises in fuel prices. An increase or a sustained higher cost of fuel could have a material adverse effect on our revenue and cash flow.

Our intangible assets are valued at an amount that is high relative to our total assets, and a write-off of our intangible assets would negatively affect our results of operations and total capitalization.

Our total assets reflect substantial intangible assets, primarily goodwill. At September 30, 2004, goodwill totaled approximately $739.4 million compared to approximately $755.5 million of stockholders’ equity, which was nearly half of our total assets of approximately $1,573.1 million. On a pro forma basis, giving effects to the Transactions, at September 30, 2004, goodwill would have been approximately $1,120.5 million compared to approximately $1,004.9 million, of stockholders’ equity. The goodwill results from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. We assess at least annually whether there has been an impairment in the value of our intangible assets. If future operating performance at one or more of our business units were to fall significantly below current levels, if competing or alternative technologies emerge or if business valuations become more conservative, we could incur, under current applicable accounting rules, a non-cash charge to operating earnings for goodwill impairment. Any determination requiring the write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations and total capitalization, which effect could be material.

We and TransCore depend on our abilities to develop new products.

The future success of our and particularly TransCore’s business will depend, in part, on our ability to design and manufacture new competitive products and to enhance existing products so that our products can be sold with high margins. This product development may require substantial investment by us. There can be no assurance that unforeseen problems will not occur with respect to the development, performance or market acceptance of new technologies or products or that we will otherwise be able to successfully develop and market new products. Failure of our products to gain market acceptance or our failure to successfully develop and market new products could reduce our margins, which would have an adverse effect on our business, financial condition and results of operations.

Our technology is important to our success and our failure to protect this technology could put us at a competitive disadvantage.

Because many of our and TransCore’s products rely on proprietary technology, we believe that the development and protection of intellectual property rights through patents, copyrights, trade secrets, trademarks, confidentiality agreements and other contractual provisions is important to the future success of our business. Despite our and TransCore’s efforts to protect proprietary rights, unauthorized parties or competitors may copy or otherwise obtain and use our products or technology. The steps we and TransCore have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S. Current and future actions to enforce these rights may result in substantial costs and diversion of resources and we make no assurances that any such actions will be successful.

TransCore’s business is subject to substantial risk associated with government contracts.

TransCore is subject to risks associated with government contracts, including the following:

•	most government contracts contain provisions for a variety of remedies available to the relevant government agency, including liquidated damages, consequential damages, indemnification and warranties, and can be terminated without cause and without penalty by the relevant government agency;

•	many of TransCore’s government contracts are awarded on a fixed price basis and because it is often difficult to estimate actual costs with precision when the contract is signed, the actual costs incurred in performing the contract may exceed the firm fixed price;

•	TransCore may not be able to obtain surety underwriting required for many firm-fixed price government contracts at an affordable cost, or at all, which could prevent TransCore from maintaining existing contracts or obtaining new ones;

•	TransCore may experience delay or lost contracts due to budgetary constraints or political pressures; and

•	TransCore may not be fully reimbursed for certain incurred costs, including overhead costs, on its audited cost-reimbursement type contracts with government entities.

Any weaknesses identified in our system of internal controls as part of the evaluation being undertaken by us and our independent auditors pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that management evaluate and report on the effectiveness of our internal control over financial reporting and provide management’s assessment of the effectiveness of internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2004. Our independent auditors also must attest to, and report on, management’s assessment of our internal controls over financial reporting. We are in the process of evaluating our internal control over financial reporting. As part of this process, we have invested a substantial amount of time and resources in documenting and testing our system of internal control. We have not identified any material weakness, but management has identified certain internal control issues that we believe need to be improved. As a result, we have made improvements to our internal controls and will continue to do so. Based on our current knowledge, we believe that our documentation, testing and final assessment of our internal control over financial reporting will be completed on a timely basis. However, there can be no assurance that one or more deficiencies will not constitute what we or our independent auditors conclude is a material weakness in internal control over financial reporting or that we will be able to complete the process in time to allow our independent auditors to finish their assessment and issue their report on a timely basis.

The conflict in Iraq and any future armed conflict or terrorist activities may cause the economic conditions in the U.S. or abroad to deteriorate, which could harm our business.

The U.S. and other countries are engaged in a military action in Iraq. The duration and outcome of these activities are unknown. Continued occupation of Iraq, future terrorist attacks against U.S. targets, rumor or threats of war, additional conflicts involving the U.S. or its allies or trade disruptions may negatively impact our operations, cause general economic conditions in the U.S. and abroad to deteriorate or cause worldwide demand for U.S. products to decline. A prolonged economic slowdown or recession in the U.S. or in other areas of the world could reduce the demand for our products and, therefore, negatively affect our future sales and profits. Any of these events could have a significant impact on our business, financial condition or results of operations and may result in the volatility of the market price for our common stock.

Risks Relating to Our Common Stock

Our stock price may fluctuate significantly.

The market price of our common stock could fluctuate significantly in response to variations in quarterly operating results and other factors, such as:

•	changes in our business, operations or prospects;

•	developments in our relationships with our customers;

•	announcements of technological innovations or new products by us or by our competitors;

•	announcement or completion of acquisitions by us or by our competitors;

•	changes in existing or adoption of additional government regulations;

•	unfavorable or reduced analyst coverage; and

•	prevailing domestic and international market and economic conditions.

In addition, the stock market has experienced significant price fluctuations in recent years. Many companies experienced material fluctuations in their stock price that were unrelated to their operating performance. Broad market fluctuations, general economic conditions and specific conditions in the industries in which we operate may adversely affect the market price of our common stock.

Future sales of our common stock may cause our stock price to decline.

We may, in the future, sell additional shares of our common stock in subsequent public offerings and may also issue additional shares of our common stock to finance future acquisitions. Shares of our common stock are also available for future sale pursuant to stock options that we have granted to our employees. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for shares of our common stock and could impair our ability to raise capital through future offerings. Additionally, shares of our common stock will become issuable upon conversion of our senior subordinated convertible notes. Any such sales by the purchasers of the notes could adversely affect the market price of our common stock.

We, our directors and executive officers have agreed, with certain exceptions, not to sell or otherwise transfer any shares of our common stock for 90 days after the date of this prospectus supplement, without first obtaining the written consent of Merrill Lynch, on behalf of the underwriters. With the consent of Merrill Lynch, we, our directors and executive officers may sell shares before the expiration of such 90-day period without prior notice to our other stockholders or to any public market in which our common stock trades.

Provisions in our certificate of incorporation and bylaws and Delaware state law could make a merger, tender offer or proxy contest difficult.

Our certificate of incorporation provides that each share of common stock that is held by the same person for at least four years entitles the holder to five votes, and that each share held for less than four years entitles the holder to one vote. In addition, under our certificate of incorporation, our board of directors has the authority to issue common stock carrying five votes per share in private placement transactions. The existence of shares carrying five votes may result in the holders of those shares, who may own a relatively small number of shares of common stock, being able to control the outcome of a matter submitted to the stockholders for approval.

Our certificate of incorporation and bylaws contain certain other provisions that may discourage, delay or prevent a change in control of our company that stockholders may consider favorable. Our certificate of incorporation and bylaws:

•	authorize the board of directors to fix the terms of and issue preferred stock without stockholder approval, which could be used to oppose a takeover attempt;

•	provide for a board of directors comprised of three classes with staggered terms;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholder meetings;

•	provide that directors may be removed by stockholders only for cause; and

•	require that vacancies on our board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

Our board of directors has also adopted a stockholder rights plan intended to encourage anyone seeking to acquire us to negotiate with the board prior to attempting a takeover. In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock, which may discourage, delay or prevent a change in control favored by stockholders generally. Any or all of these provisions may discourage or prevent a change of control that might offer our stockholders a premium over prevailing market prices, or otherwise benefit our stockholders, even if such a change of control is favored by a majority of stockholders.

THE ACQUISITION

General

On October 6, 2004, we entered into an agreement and plan of merger pursuant to which we have agreed to acquire TransCore. The aggregate purchase price is approximately $600.0 million, approximately $10.0 million of which is payable by issuance of options to purchase shares of our common stock in exchange for certain TransCore options held by five TransCore executives and approximately $590.0 million of which is payable in cash. The aggregate purchase price is subject to certain adjustments as set forth in the merger agreement including a net working capital adjustment.

Covenants

The agreement contains customary covenants, including (but not limited to), those relating to the conduct of the business of TransCore between signing and closing.

Representations and Warranties, Indemnification and Escrow Funds

The agreement contains customary representations and warranties. TransCore is required to indemnify us for any losses we incur as a result of a breach of the representations and warranties or covenants, working capital adjustments and for certain other liabilities and obligations. Claims for indemnification may be brought for a period of fourteen months following the closing. The sole source of recovery for indemnification claims is a $30.3 million escrow fund for general indemnification claims and an additional $4.0 million escrow fund related to certain intellectual property matters. We can only make claims for indemnification under the general escrow fund for claims which, together with all other claims, exceed $3.0 million.

Conditions to the Closing

The agreement contains customary conditions to each of our and the sellers’ obligation to close, including (but not limited to) the following:

•	the representations and warranties made by the other party in the agreement are correct and complete in all material respects as of the closing;

•	the other party has performed in all material respects all covenants and agreements required to be performed by it at or prior to the closing;

•	there is no governmental order prohibiting the transaction and all applicable governmental approvals have been obtained, including approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which have been obtained); and

•	in the case of our obligation to close, no material adverse effect related to TransCore shall have occurred between signing and closing.

Closing and Termination

Pursuant to the agreement, the closing of the transaction will take place on or before December 20, 2004 or on such other date as the parties may agree. The parties have mutually agreed to close the merger concurrently with this offering and our new senior secured credit facility.

Noncompete, Nondisclosure and Nonsolicitation Agreements

Certain stockholders of TransCore have entered into noncompete, nondisclosure and nonsolicitation agreements, which become effective on the closing, pursuant to which they have agreed not to engage in certain activities of the type conducted by TransCore and not to disclose certain information related to TransCore or solicit customers or employees of TransCore.

Employment Agreements

Certain employees of TransCore have entered into employment agreements, which become effective on the closing, pursuant to which they have agreed to be employed by TransCore following the closing of the acquisition.

Stock Options

At the closing of the TransCore acquisition, five TransCore executives will receive options to purchase shares of our common stock in exchange for their TransCore options. The number of options to be issued and the exercise price of the options are calculated by a formula based on, among other things, the value of the per share merger consideration to be received by TransCore stockholders in connection with the acquisition and the price of our common stock. In addition, the formula is subject to certain adjustments, including a net working capital adjustment. Therefore, the value of the options to be issued could be greater or less than $10.0 million. Based on an assumed price of our common stock of $61.71 and assuming no purchase price adjustments, we expect to issue, in the aggregate, options to purchase approximately 195,000 shares of our common stock with a weighted average exercise price of approximately $17.45 to these executives. These executives may, at their option, receive restricted shares of our common stock in lieu of stock options. These executives have agreed with us not to sell these options or the stock issuable upon conversion of these options for two years following the closing date of the acquisition.

USE OF PROCEEDS

We expect to receive $253.0 million of gross proceeds from the sale of the shares of common stock in the offering. We will use the proceeds from this offering, together with stock options and borrowings under our new senior secured credit facility, to pay for the TransCore acquisition and repay our existing credit facility and pay related fees and expenses. We expect that any proceeds from the exercise of the underwriters’ overallotment option in connection with this offering would permit us to borrow less, or to repay amounts, under our new senior secured credit facility. The closing of this offering is conditioned upon the completion of our new senior secured credit facility and the TransCore acquisition. To the extent we adjust the size of this offering, we intend to make a corresponding adjustment to the amount we will borrow under our new senior secured credit facility to finance the TransCore acquisition.

The following table sets forth the estimated sources and uses of funds relating to the Transactions, assuming that the Transactions had occurred on September 30, 2004 (in thousands):

Sources of Funds		Uses of Funds
Common stock offered hereby(1)	$253,011	TransCore acquisition(5)	$600,000
Options to purchase common stock(2)	10,000	Repayment of indebtedness under our existing credit facility(4)	384,600
Borrowings under our new senior secured credit facility(3)(4)	700,000	Fees and expenses(6)	31,500
Cash-on-hand	53,089

Total sources of funds	$1,016,100	Total uses of funds	$1,016,100

(1)	Does not reflect the underwriting discounts and expenses payable by us in connection with the offering.
(2)	At the closing of the TransCore acquisition, five TransCore executives will receive options to purchase shares of our common stock in exchange for their TransCore options. The number of options to be issued and the exercise price of the options are calculated by a formula based on, among other things, the value of the per share merger consideration to be received by TransCore stockholders in connection with the acquisition and the price of our common stock. In addition, the formula is subject to certain adjustments, including a net working capital adjustment. Therefore, the value of the options to be issued could be greater or less than $10.0 million. Based on an assumed price of our common stock of $61.71 and assuming no purchase price adjustments, we expect to issue, in the aggregate, options to purchase approximately 195,000 shares of our common stock with a weighted average exercise price of approximately $17.45 to these executives. These executives may, at their option, receive restricted shares of our common stock in lieu of stock options.
(3)	In connection with the Transactions, we will borrow $700.0 million under our new senior secured credit facility to repay indebtedness under our existing credit facility. After giving pro forma effect to these borrowings, we would have approximately $255.0 million available for borrowing under our new senior secured credit facility. It is possible that we may increase the size of our new senior secured credit facility based upon market conditions and other factors.
(4)	Upon the closing of the TransCore acquisition, the new senior secured credit facility will replace our existing credit facility. As of September 30, 2004, $384.6 million was outstanding under our existing credit facility. The weighted average interest rate on our existing credit facility as of September 30, 2004 was 4.07%. In connection with the repayment of indebtedness under our existing credit facility, we expect to incur a non-cash charge of $5.4 million, net of tax, in the fourth quarter of 2004.
(5)	Includes TransCore’s existing debt to be repaid in connection with the TransCore acquisition.
(6)	Includes the underwriting discounts and other expenses incurred or to be incurred in connection with the Transactions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004:

•	on an actual basis; and

•	on an as adjusted basis, after giving effect to the Transactions.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our and TransCore’s audited and unaudited consolidated financial statements and related notes and “Unaudited Pro Forma Consolidated Financial Information” included elsewhere in this prospectus supplement.

	As of September 30, 2004
	Actual	As Adjusted for the Transactions
	(in thousands)
Cash and cash equivalents	$102,416	$46,307

Current portion of long-term debt	$20,951	$33,701	(1)
Long-term debt, less current portion of existing credit facility(2)	364,609	—
New senior secured credit facility	—	667,250	(3)
Senior subordinated convertible notes	230,000	230,000
Other	137	137

Total long-term debt	$594,746	$897,387
Stockholders’ equity
Preferred stock, $0.01 par value per share; 1,000 shares authorized; none outstanding	—	—
Common stock, $0.01 par value per share; 80,000 shares authorized; 38,350 shares issued and 37,134 outstanding, actual; 42,450 shares issued and 41,234 outstanding, as adjusted	383	424
Additional paid-in capital	333,516	585,861	(4)
Retained earnings	394,908	394,908
Accumulated other comprehensive earnings	49,931	49,931
Treasury stock, 1,171 shares	(23,232)	(23,232)

Total stockholders’ equity	755,506	1,007,892

Total capitalization	$1,371,203	$1,938,980

(1)	Includes $32.75 million of borrowings under our new senior secured credit facility.
(2)	Upon the closing of the TransCore acquisition, the new senior secured credit facility will replace our existing credit facility. As of September 30, 2004, $384.6 million was outstanding under our existing credit facility. The weighted average interest rate on our existing credit facility as of September 30, 2004 was 4.07%. In connection with the repayment of indebtedness under our existing credit facility, we expect to incur a non-cash charge of $5.4 million, net of tax, in the fourth quarter of 2004.
(3)	As of September 30, 2004, after giving pro forma effect to the Transactions, we would have had approximately $255.0 million available for borrowing under our new senior secured credit facility.
(4)	Upon the closing of the TransCore acquisition, we will issue stock options to certain TransCore executives at an exercise price significantly below the value of our common stock on the closing date of the acquisition. We expect that these stock options will have a value of approximately $10.0 million. However, the number of options to be issued and the exercise price of the options are calculated by a formula based on, among other things, the value of the per share merger consideration to be received by TransCore stockholders in connection with the acquisition and the price of our common stock. In addition, the formula is subject to certain adjustments, including a net working capital adjustment. Therefore, the value of the options to be issued could be greater or less than $10.0 million.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the NYSE under the symbol “ROP.” The table below sets forth, for the periods indicated, the range of high and low closing sales prices for our common stock as reported by the NYSE. In August 2003, we changed our fiscal year-end from October 31 to December 31.

	Roper Common Shares
Calendar Quarter	High	Low
2002
First Quarter	$52.91	$41.04
Second Quarter	49.73	36.25
Third Quarter	37.74	27.25
Fourth Quarter	43.35	31.54
2003
First Quarter	$40.34	$26.35
Second Quarter	38.52	28.33
Third Quarter	47.05	36.20
Fourth Quarter	51.58	43.90
2004
First Quarter	$52.88	$45.27
Second Quarter	57.28	47.45
Third Quarter	58.64	52.17
Fourth Quarter (through November 22, 2004)	63.31	58.40

On November 22, 2004, the last reported sale price for our common stock on the NYSE was $61.71 per share. You should obtain current market quotations before making any decision with respect to an investment in our common stock. Based on information available to us and our transfer agent, we believe that as of September 30, 2004, there were 188 record holders of our common stock.

DIVIDEND POLICY

We have paid a cash dividend in each fiscal quarter since our February 1992 initial public offering and we have also increased our dividend rate each year. During fiscal 2002, 2003 and the first three quarters of fiscal 2004, we paid quarterly dividends of $0.0825, $0.0875 and $0.09625 per share, respectively. In November 2004, our board of directors increased the dividend to be paid in the quarter ending March 31, 2005 to $0.10625 per share, an increase of 10.4% from the prior rate. The timing, declaration and payment of future dividends will be at the sole discretion of our board of directors and will depend upon our profitability, financial condition, capital needs, future prospects, covenants in our existing and new senior secured credit facilities and any other future debt instrument and other factors deemed relevant by our board of directors. Therefore, there can be no assurance as to the amount, if any, of cash dividends that will be paid in the future.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

We derived the following unaudited pro forma consolidated financial data by the application of pro forma adjustments to our historical financial statements, the historical financial statements of TransCore and our pro forma consolidated statement of operations for the year ended December 31, 2003 reflecting our acquisition of NTGH. The pro forma consolidated statement of operations for the year ended December 31, 2003 assumes that the NTGH acquisition and the related transactions occurred on January 1, 2003. In addition, the following pro forma consolidated statements of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004 reflect the following events as if each had occurred on January 1, 2003, and the unaudited pro forma balance sheet as of September 30, 2004 reflects the following events as if each had occurred on September 30, 2004:

•	the acquisition of TransCore;

•	the issuance of 4,174,000 shares of common stock in this offering;

•	the incurrence of approximately $700.0 million of borrowings under our new senior secured credit facility; and

•	the repayment of all amounts outstanding under our existing credit facility, which aggregated $384.6 million at September 30, 2004.

The pro forma consolidated statement of operations for the year ended December 31, 2003 utilizes the pro forma consolidated statement of operations for Roper for the year ended December 31, 2003 filed as Exhibit 99.1 to our Current Report on Form 8-K dated October 25, 2004 (which, in turn, reflects the application of pro forma adjustments to our audited consolidated statement of operations for the year ended December 31, 2003 and the unaudited historical financial statements of NTGH for the year ended December 31, 2003) and the audited consolidated statements of operations of TransCore for the year ended January 31, 2004. The pro forma consolidated statement of operations for the nine months ended September 30, 2004 utilizes the unaudited consolidated statement of operations for Roper for the nine months ended September 30, 2004 and the unaudited consolidated statement of operations of TransCore for the nine months ended October 31, 2004. The pro forma consolidated balance sheet as of September 30, 2004 utilizes the unaudited balance sheet of Roper as of September 30, 2004 and the unaudited balance sheet of TransCore as of October 31, 2004.

The unaudited pro forma consolidated financial data has been prepared giving effect to the TransCore acquisition, which will be accounted for in accordance with SFAS No. 141, “Business Combinations.” The total purchase price will be allocated to the net assets of TransCore based upon estimates of fair value. The pro forma adjustments are based on a preliminary assessment of the value of TransCore’s tangible and intangible assets by management. Management will utilize a formal valuation analysis by an outside appraisal firm in determining the final purchase price allocation. Accordingly, the final purchase price allocation may include an adjustment to the amounts recorded for the value of property and equipment, identifiable intangible assets and goodwill, as well as changes in cash consideration based on changes in cash, indebtedness and working capital on the closing date. A final valuation is in process and will be completed after the completion of the acquisition.

The adjustments to the unaudited pro forma consolidated statement of operations are based upon available information and certain assumptions that we believe are reasonable and exclude the following non-recurring charges that will be incurred in connection with the Transactions: (1) amortization of estimated inventory fair value step-up of approximately $4.4 million from the acquisition expected to impact 2005 cost of sales; and (2) the write-off of approximately $5.4 million of debt extinguishment costs, net of tax, related to the repayment of all amounts outstanding under our existing credit facility. The pro forma consolidated financial information should be read in conjunction with the historical financial statements of Roper and TransCore and the related notes thereto included in or incorporated by reference into this prospectus supplement. The pro forma financial information is presented for informational purposes only and does not purport to represent what our actual results of operations or financial position would have been had the TransCore acquisition and related Transactions described above been consummated at the date indicated, nor is it necessarily indicative of our future results of operations or financial condition.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED BALANCE SHEET

September 30, 2004

	Historical Roper	Historical TransCore	Adjustments for the Transactions		Pro Forma
	(unaudited) (in thousands)
Cash and cash equivalents	$102,416	$6,766	$(62,875	)(1)	$46,307
Accounts receivable, net	169,592	61,757	—		231,349
Inventories	109,316	16,450	4,436	(2)	130,202
Cost and estimated earnings in excess of billings on uncompleted contracts	—	26,337	—		26,337
Deferred taxes	20,671	1,908	—		22,579
Other current assets	9,019	1,749	—		10,768

Total current assets	411,014	114,967	(58,439)		467,542
Property, plant and equipment, net	74,189	24,501	—		98,690
Goodwill	739,418	209,167	171,865	(2)	1,120,450
Other intangible assets, net	297,015	37,215	155,785	(2)	490,015
Deferred taxes	10,828	6,224	—		17,052
Other noncurrent assets	40,674	7,289	9,807	(3)	53,570
			(4,200	)(4)

Total assets	$1,573,138	$399,363	$274,818		$2,247,319

Accounts payable	$46,165	$17,493	$—		$63,658
Accrued liabilities	80,012	18,484	2,000	(2)	100,496
Retention and stock related plans	—	8,978	(8,978	)(5)	—
Advanced billings	—	9,849	—		9,849
Billings in excess of costs and estimated earnings on uncompleted contracts	—	6,363	—		6,363
Deferred taxes	1,640	—	—		1,640
Current portion of long-term debt	20,951	3,896	8,854	(6)	33,701

Total current liabilities	148,768	65,063	1,876		215,707
Long-term debt	594,746	201,470	101,171	(6)	897,387
Deferred taxes	55,426	—	54,525	(2)	109,951
Redeemable preferred stock	—	53,279	(53,279	)(7)	—
Other noncurrent liabilities	18,692	403	298	(7)	19,393

Total liabilities	817,632	320,215	104,591		1,242,438
Total stockholders’ equity	755,506	79,148	249,375	(8)	1,004,881
			(79,148	)(7)

Total liabilities and stockholders’ equity	$1,573,138	$399,363	$274,818		$2,247,319

See accompanying notes to the unaudited Pro Forma Consolidated Balance Sheet

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(In thousands)

(1)	Represents $56,109 of our cash-on-hand that will be used to fund the TransCore acquisition as well as $6,766 of existing cash that will remain with the sellers.

(2)	Under purchase accounting, the estimated acquisition consideration will be allocated to TransCore’s assets and liabilities based on their fair values. The consideration remaining will be allocated to identifiable intangibles with a finite life and amortized over that life, as well as to goodwill and identifiable intangibles with an indefinite life, which will be evaluated on an annual basis to determine impairment and adjusted accordingly. The pro forma adjustments were based on management’s preliminary assessment of value of TransCore’s tangible and intangible assets. The final purchase price allocation is in process and may include an adjustment of the total consideration payable at closing, as well as in the amount recorded for any changes in value of property and equipment, identifiable intangible assets and goodwill determined by management after completion of the Transactions.

Allocation of acquisition consideration:
Net cash paid for the TransCore acquisition	$600,000
Estimated acquisition expenses	11,068

Total acquisition consideration	$611,068
Less: Net Book Value of assets acquired	(335,507)

Excess purchase price to be allocated	$275,561

Preliminary allocations:
Inventory step-up	$4,436
Deferred tax liability related to incremental intangible assets acquired	(54,525)
Restructuring and other incremental liabilities	(2,000)
Incremental identifiable intangible assets	155,785
Incremental goodwill	171,865

$275,561

Amortization of intangible assets, if applicable, will occur over their estimated useful lives, which we estimate will range from three to twelve years. The major categories of TransCore intangible assets are estimated as follows, subject to adjustment in connection with the final purchase price allocation:

Assets subject to amortization:
Customer relationships	$106,000
Technology	33,000
Backlog	14,000

Assets not subject to amortization:
Trade names	$40,000

$193,000

(3)	Estimated debt issuance cost of $9,807 related to our new senior secured credit facility, and related expenses, which will be amortized over the life of the credit facility.

(4)	Reflects the elimination of capitalized financing fees related to TransCore’s debt that will not be assumed in the Transactions.

(5)	Reflects the elimination of retention and stock related plans which will not be assumed in connection with the TransCore acquisition.

(6)	Reflects the increase in our outstanding indebtedness following the Transactions and the elimination of TransCore’s existing indebtedness that will not be assumed in connection with the Transactions.

(7)	Reflects the elimination of TransCore’s historical share capital, retained earnings, redeemable preferred stock and other equity accounts pursuant to the application of purchase accounting.

(8)	Reflects the issuance of shares in this offering and the application of the net proceeds from this offering, net of underwriting discounts and expenses.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2003

	Pro Forma Roper/ NTGH(1)(2)	Historical TransCore(2)		Adjustments for the Transactions		Pro Forma
	(unaudited) (in thousands)
Net sales	$855,834	$338,137		$—		$1,193,971
Cost of sales	424,113	189,253		—		613,366

Gross profit	431,721	148,884		—		580,605
Selling, general and administrative expenses	284,806	105,936		10,450	(3)	401,192
Retention and stock related plans expense	—	1,015	(4)	—		1,015

Operating profit	146,915	41,933		(10,450)		178,398
Interest expense	26,251	25,308		(18,009	)(5)	33,550
Loss on extinguishment of debt	9,329	11,126	(4)	—		20,455
Other income/(expense)	(3,735)	1,066		—		(2,669)

Earnings from continuing operations before income taxes	107,600	6,565		7,559		121,724
Income taxes	33,320	2,950		2,646	(6)	38,916

Net earnings from continuing operations	$74,280	$3,615		$4,913		$82,808

Net earnings per share from continuing operations
Basic	$2.04					$2.04
Diluted	2.02					2.02
Average shares outstanding
Basic	36,439			4,174	(7)	40,613
Diluted	36,856			4,174	(7)	41,030

See accompanying notes to the unaudited Pro Forma Consolidated Statement of Operations

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

Nine Months Ended September 30, 2004

	Historical Roper(2)	Historical TransCore(2)		Adjustments for the Transactions		Pro Forma
	(unaudited) (in thousands)
Net sales	$693,215	$269,905		$—		$963,120
Cost of sales	348,191	148,256		—		496,447

Gross profit	345,024	121,649		—		466,673

Selling, general and administrative expenses	225,924	85,605		7,775	(3)	319,304
Retention and stock related plans expense	—	9,658	(4)	—		9,658

Operating profit	119,100	26,386		(7,775)		137,711

Interest expense	21,066	12,141		(7,457	)(5)	25,750
Other income	18	942		—		960

Earnings from continuing operations before income taxes	98,052	15,187		(318)		112,921

Income taxes	28,986	9,025		(111	)(6)	37,900

Net earnings from continuing operations	$69,066	$6,162		$(207)		$75,021

Net earnings per share from continuing operations
Basic	$1.87					$1.83
Diluted	1.84					1.80
Average shares outstanding
Basic	36,870			4,174	(7)	41,044
Diluted	37,474			4,174	(7)	41,648

See accompanying notes to the unaudited Pro Forma Consolidated Statement of Operations

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(1)	Reflects the application of pro forma adjustments to our audited consolidated statement of operations for the year ended December 31, 2003 and the unaudited historical financial statements of NTGH for the year ended December 31, 2003 as if we acquired NTGH on January 1, 2003. Roper and NTGH operated as separate businesses from the period beginning January 1, 2003 through December 29, 2003.

(2)	Because of differing fiscal year-ends for Roper and TransCore, the pro forma consolidated statement of operations for the fiscal year ended December 31, 2003 utilizes the audited consolidated statement of operations statement of TransCore for the fiscal year ended January 31, 2004. The pro forma consolidated statement of operations for the fiscal nine months ended September 30, 2004 utilizes the unaudited consolidated statement of operations of TransCore for the nine months ended October 31, 2004.

(3)	Reflects the adjustment to the historical amortization expense of TransCore for the additional intangible amortization of identifiable finite-lived intangible assets.

(4)	During the year ended December 31, 2003, TransCore recorded a loss on early extinguishment of debt of $11,126. This loss was associated with financing arrangements typical of ownership by a private equity group. This loss is required to be presented in the pro formas under Article 11 of Regulation S-X. This amount is not applicable for Roper because TransCore will be part of Roper following the TransCore acquisition. In addition, during TransCore’s year ended January 31, 2004 and the nine months ended October 31, 2004, TransCore recorded pretax expenses relating to its retention and stock related plans of $1,015 and $9,658, respectively. During TransCore’s nine months ended October 31, 2004, $3,522 of this expense related to preferred stock held by TransCore employees becoming convertible based on the value of TransCore’s common stock. All outstanding stock appreciation rights and preferred stock will be redeemed in connection with the TransCore acquisition. Therefore, these expenses will not be applicable for us in future periods. The table below reflects the pro forma earnings from continuing operations before income taxes adjusted to exclude the loss on extinguishment of debt and the stock appreciation and rights plans expense (dollars in thousands):

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Pro forma earnings from continuing operations before income taxes	$121,724	$112,921
Loss on extinguishment of debt	11,126	—
Retention and stock related plans expense	1,015	9,658

Adjusted earnings from continuing operations before income taxes	$133,865	$122,579

(5)	Reflects the net change in interest expense to give effect to (a) borrowings under our proposed new $955.0 million senior secured credit facility, (b) the amortization of $9.8 million of debt issuance costs over five years, and (c) the elimination of interest expense for both Roper and TransCore under their current financing structures. For every 1/8% change in the interest rates on the debt, the effect on pro forma interest expense of the combined entities is approximately $0.7 million.

(6)	Tax effects of the pro forma adjustments have been calculated based on the applicable statutory rate of 35%.

(7)	Reflects the issuance of 4,174,000 shares of common stock in this offering for gross proceeds of $250.0 million, or $59.90 per share. The price per share reflects the average closing price of our common stock on the five trading day period ended on October 8, 2004, two trading days after we announced the TransCore acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and related notes and other financial data of Roper and TransCore each included elsewhere in this prospectus supplement. In early 2003, we realigned our operations into four market-focused segments. All segment information has been restated to reflect these new categories.

Roper

Overview

We are a diversified industrial company that designs, manufactures and distributes energy systems and controls, scientific and industrial imaging products and software, industrial technology products and instrumentation products and services. We market these products and services to selected segments of a broad range of markets including water and wastewater, oil and gas, research, power generation, medical, semiconductor, refrigeration, automotive and general industry.

We pursue consistent and sustainable growth in sales and earnings by emphasizing continuous improvement in the operating performance of our existing businesses and by acquiring other carefully selected businesses. Our acquisitions have represented both financial bolt-ons and new strategic platforms. Common characteristics of our acquisitions are engineered products or systems that have high gross margins and generate favorable financial results. We strive for high cash and earnings returns from our acquisition investments. During the nine months ended September 30, 2004, our results of operations benefited from the acquisition of Neptune Technology Group Holdings, Inc., or NTGH made on December 29, 2003.

Since 1993, our most significant customer has been OAO Gazprom, a Russian enterprise that is the world’s largest gas provider. We have provided complex gas transmission pipeline controls and related services to Gazprom that represented at least 7% of our sales during the period 1993 to 2002. Our growth elsewhere and declines in Gazprom demand have resulted in Gazprom sales being less than 4% and 1% of total net sales during fiscal 2003 and the nine months ended 2004, respectively, and we expect this level for the full year. We understand that Gazprom demand has declined due to hard currency liquidity issues and changes in their procurement practices, including the purchase of control systems from Russian original equipment manufacturers, or OEMs, in the turbomachinery industry. We supply control systems to certain of these OEMs.

Application of Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, or GAAP. A discussion of our significant accounting policies can be found in the notes to our consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus supplement.

GAAP offers acceptable alternative methods for accounting for certain issues affecting our financial results, such as determining inventory cost, depreciating long-lived assets, recognizing revenues and issuing stock options to employees. We have not changed the application of acceptable accounting methods or the significant estimates affecting the application of these principles in the last three years in a manner that had a material effect on our financial statements, except for the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.”

The preparation of financial statements in accordance with GAAP requires the use of estimates, assumptions, judgments and interpretations that can affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and other supplemental disclosures.

The development of accounting estimates is the responsibility of our management. Our management discusses those areas that require significant judgments with the audit committee of our board of directors. The audit committee reviews all financial disclosures to be included in our filings with the SEC. Although we believe the positions we have taken with regard to uncertainties are reasonable, others might reach different conclusions and our positions can change over time as more information becomes available. If an accounting estimate changes, its effects are accounted for prospectively.

Our most significant accounting uncertainties are encountered in the areas of accounts receivable collectibility, inventory utilization, future warranty obligations, revenue recognition (percent of completion), income taxes and goodwill and indefinite lived intangible asset analysis. These issues, except for income taxes, which are not allocated to our business segments, affect each of our business segments. We evaluate these issues primarily using a combination of historical experience, current conditions and relatively short-term forecasting.

Accounts receivable collectibility is based on the economic circumstances of customers and credits given to customers after shipment of products, including in certain cases, credits for returned products. We regularly review accounts receivable to determine customers who have not paid within agreed upon terms, whether these amounts are consistent with past experiences, what our historical experience has been with amounts deemed uncollectible and the impact that current and near-term forecast economic conditions might have on collection efforts in general and with specific customers. We analyze the returns and other sales credit histories to determine likely future rates for such credits. At September 30, 2004, our allowance for doubtful accounts receivable, sales returns and sales credits was $4.9 million, or 2.8% of total gross accounts receivable of $174.4 million. The amount of the reserve has remained consistent over the past four quarters.

We regularly compare inventory quantities on hand against anticipated future usage, which we determine as a function of historical usage or forecasts related to specific items in order to evaluate obsolescence and excessive quantities. When we use historical usage, we also qualitatively compare this information to business trends to evaluate the reasonableness of using historical information as an estimate of future usage. Business trends can change rapidly, and these events can affect the evaluation of inventory balances. At September 30, 2004, inventory reserves for excess and obsolete inventory were $24.8 million, or 18.3% of gross first-in, first-out inventory cost. The amount of our inventory reserve is comparable to the prior year-end amount and slightly higher as a percentage of gross first-in, first-out inventory.

Most of our sales are covered by warranty provisions that generally provide for the repair or replacement of qualifying defective items for a specified period after the time of sale, typically 12 months. Future warranty obligations are evaluated using, among other factors, historical cost experience, product evolution and customer feedback. At September 30, 2004, the accrual for future warranty obligations was $5.3 million or 0.5% of annualized quarter sales. The reserve was comparable to the prior year-end amount.

Net sales recognized under the percentage-of-completion method of accounting are estimated and dependent on a comparison of total costs incurred to date to total estimated costs for a project. During the nine months ended September 30, 2004, we recognized $10.3 million of net sales using this method. In addition, approximately $10.8 million of net sales related to unfinished percentage-of-completion contracts had yet to be recognized at September 30, 2004. Net sales accounted for under this method are generally not significantly different in profitability compared with net sales for similar products and services accounted for under other methods.

Income taxes can be affected by estimates of whether, and within which jurisdictions, future earnings will occur and how and when cash is repatriated to the United States, combined with other aspects of an overall income tax strategy. Additionally, taxing jurisdictions could retroactively disagree with our tax treatment of certain items, and some historical transactions have income tax effects going forward. Accounting rules require these future effects to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner. Income taxes were 29.6% of pretax earnings for the nine months ended September 30, 2004 as compared to 30.0% for the nine months ended September 30, 2003. This decrease includes a one time credit of approximately $0.9 million related to a research and development tax credit study as well as the offsetting impact of the NTGH businesses acquired in the fourth quarter of 2003 and the capital restructuring completed in conjunction with that acquisition. We anticipate the our effective tax rate for the fourth quarter of 2004 to be approximately 30.5% exclusive of any effects of the TransCore acquisition expected to be completed during the fourth quarter of 2004.

The evaluation of the carrying value of goodwill and indefinite-lived intangibles is required to be performed annually. We perform this analysis during our fourth quarter.

Results of Operations

General

In August 2003, our board of directors approved a change in our fiscal year-end from October 31 to December 31 effective January 1, 2003. We filed a transition report on Form 10-Q for the two months ended December 31, 2002 (the transition period), and filed our first report on the new calendar year basis for the period ended September 30, 2003. During the transition period ended December 31, 2002, we began reporting our operations under the segment structure shown below.

The following tables set forth selected information for the periods indicated. Dollar amounts are in thousands and percentages are the particular line item shown as a percentage of net sales. Percentages may not foot due to rounding.

	Year Ended October 31, 2002	Year Ended December 31, 2003	Nine Months Ended September 30,
			2003	2004
	(dollars in thousands)
Net sales
Instrumentation(1)	$175,490	$181,329	$130,445	$149,578
Industrial Technology(2)	164,160	170,324	126,816	294,814
Energy Systems and Controls(3)	126,709	138,968	105,260	111,145
Scientific and Industrial Imaging	151,103	166,735	125,041	137,678

Total	$617,462	$657,356	$487,562	$693,215

Gross profit:
Instrumentation	58.6%	58.3%	58.4%	57.4%
Industrial Technology	46.2	45.6	46.2	42.2
Energy Systems and Controls	59.8	52.8	52.5	52.2
Scientific and Industrial Imaging	52.3	53.6	53.6	55.8

Total	54.1	52.7	52.7	49.8
Selling, general and administrative expenses:
Instrumentation	39.9%	40.8%	42.3%	39.3%
Industrial Technology	23.4	24.4	24.4	21.9
Energy Systems and Controls	33.7	33.8	33.9	32.9
Scientific and Industrial Imaging	35.2	36.8	37.0	39.3

Total	33.2	34.1	34.5	30.9
Segment operating profit:
Instrumentation	18.7%	17.5%	16.1%	18.1%
Industrial Technology	22.8	21.2	21.8	20.3
Energy Systems and Controls	26.1	19.0	18.6	19.3
Scientific and Industrial Imaging	17.1	16.8	16.6	16.4

Total	20.9	18.6	18.3	18.9
Corporate administrative expenses	(2.2)%	(2.2)%	(2.1)%	(1.7)%

Income from continuing operations	18.7	16.4	16.2	17.2
Interest expense	(3.0)%	(2.5)%	(2.6)%	(3.0)%
Euro debt conversion loss	(0.7)	—	—	—
Loss on extinguishment of debt	—	(3.8)	—	—
Other income / (expense)	0.5	—	—	—

Income from continuing operations before taxes and change in accounting principle	15.6%	10.1%	13.6%	14.1%
Income taxes	(4.8)	(2.8)	(4.1)	(4.2)

Income from continuing operations before change in accounting principle	10.8	7.3	9.5	10.0
Loss from discontinued operations, net of tax	(0.1)%	(0.4)%	(0.6)%	—
Goodwill adjusted effective November 1, 2001, net of taxes	(4.2)	—	—	—

Net earnings	6.5%	6.9%	8.9%	10.0%

(1)	Includes results of Struers and Logitech from September 2001 and several smaller businesses acquired during the years presented.
(2)	Includes results of NTGH from January 1, 2004.
(3)	Includes results of Zetec from August 2002 and several smaller businesses acquired during the years presented.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Net sales for the nine month period ended September 30, 2004 were $693.2 million as compared to $487.6 million in the prior-year quarter, a 42.2% increase. Approximately $176.8 million of this increase was due to acquisitions, primarily NTGH completed on December 29, 2003, however, most of our segments showed improvement over the prior year period.

In our Industrial Technology segment, net sales were up 132.5% to $294.8 million in the first nine months of 2004 as compared to $126.8 million in the first nine months of 2003 due primarily to the inclusion of Neptune Technology and DB Microware in the current year period. Gross margins were lower at 42.2% for the first nine months of 2004 as compared to 46.2% in the first nine months of 2003. The decrease was primarily due to the Neptune margins being lower than the pre-acquisition segment average. Additionally, Neptune margins were adversely impacted by the inclusion of approximately $1.5 million in cost of goods sold during the first quarter related to purchase accounting that will not recur in future quarters. Also, the first quarter of 2004 included $0.3 million of restructuring costs included in cost of goods sold which are not expected to recur. SG&A expenses as a percentage of net sales were 21.9%, down from 24.4% in the prior year period. The reduction was primarily due to a lower SG&A structure for the Neptune business. Also, the first quarter of 2004 included $0.7 million of restructuring included in SG&A which is not expected to recur. The resulting operating profit margins were 20.3% in the first nine months of 2004 as compared to 21.8% in the first nine months of 2003.

In our Instrumentation segment, net sales were $149.6 million as compared to $130.4 million in the prior year period, up $19.2 million or 14.7%. This segment experienced increased revenues from our foreign sales attributable to the stronger Euro and increased sales in certain petroleum and materials testing markets. Gross margins decreased to 57.4% in the current period from 58.8% in the first nine months of 2003 with lower margins being experienced in the most recent quarter in our petroleum testing businesses. SG&A expenses as a percentage of net sales were lowered to 39.3% in the current period, compared to 42.3% in the prior year period as benefits were realized from restructuring activities. Overall the segment reported operating profit margins of 18.1% as compared to 16.1% in the prior year period.

Net sales in our Energy Systems & Controls segment increased by 5.6% to $111.1 million during the first nine months of 2004, compared to $105.3 million in the first nine months of 2003 due to the inclusion in the third quarter of the first full quarter results of the acquisition of the power generation business of RD Tech, as well as strong performance in our power utility maintenance and oil & gas markets, offset somewhat by a $14.2 million reduction in sales to Gazprom. Gross margins decreased slightly to 52.2% in the first nine months of 2004 compared to 52.5% in the first nine months of 2003. SG&A expenses decreased to 32.9% in the current nine month period as compared to 33.3% in the prior year period. As a result, operating margins were 19.3% in the first nine months of 2004 as compared to 18.6% in first nine months of 2003.

Our Scientific & Industrial Imaging segment net sales increased by 10.1% to $137.7 million in the nine months ended September 30, 2004 as compared to $125.0 million in the prior year period due primarily to the inclusion of sales of DAP Technologies, part of the NTGH acquisition. Gross margins improved from 53.6% in the first nine months of 2003 to 55.8% in the first nine months of 2004 due to strength in imaging equipment sales. SG&A as a percentage of net sales was 39.3% in the first nine months of 2004 as compared to 37.0% in the first nine months of 2003. Overall, the segment reported operating profit margins of 16.4% as compared to 16.6% in the prior year nine month period.

Corporate expenses were $11.9 million in the first nine months of 2004 as compared to $10.2 million in the first nine months of 2003. Additional governance costs and variable compensation expenses were the primary factors behind the increase.

Interest expense of $21.1 million for the first nine months of 2004 was 66.5% higher as compared to the first nine months of 2003 interest expense of $12.7 million. This increase is primarily due to the higher debt levels associated with the NTGH acquisition completed in December 2003.

Income taxes were 29.6% of pretax earnings in the period ended September 30, 2004 as compared to 30.0% in the prior year period ended September 30, 2003. This decrease includes a one time credit of approximately $0.9 million related to a research and development tax credit study as well as the offsetting impact of the NTGH businesses acquired in the fourth quarter of 2003 and the capital restructuring completed in conjunction with that acquisition.

Year Ended December 31, 2003 Compared to Year Ended October 31, 2002

Net sales for the twelve months ended December 31, 2003 were $657.4 million as compared to sales of $617.5 million for the twelve months ended October 31, 2002, an increase of 6.5%. A significant part of the increase was the full year impact of our fiscal 2002 acquisitions, Zetec, AI Qualitek and QImaging. We had a significant decrease in sales to Gazprom ($33.7 million or 59.7% decline from the prior period) as a result of the change in their procurement processes noted previously. This significant decline was offset by sales increases in materials analysis equipment and consumables, imaging sales into electron microscopy markets, water/wastewater projects and other oil and gas sector sales.

In our Instrumentation segment, net sales for the twelve months ended December 31, 2003 increased by $5.8 million or 3.3% over the twelve months ended October 31, 2002. The increase was attributable to the full-year impact of AI Qualitek (acquired in fiscal 2002) and strong results from our European-based Struers operation which was partially offset by continued depressed business conditions in telecommunications markets.

Net sales for our Industrial Technology segment increased by $6.2 million or 3.8% for the twelve months ended December 31, 2003 over the twelve months ended October 31, 2002. The increase was the result of strength in our industrial pumps companies which experienced increased sales in the larger municipal water/wastewater projects.

In our Energy Systems and Controls segment, net sales for the twelve months ended December 31, 2003 increased by $12.3 million or 9.7% over the twelve months ended October 31, 2002. The increase was due to the full-year impact of Zetec acquired in fiscal 2002, offset by the expected lower sales levels to Gazprom. We also had improved sales of our machinery vibration sensor equipment in the current twelve month period.

Our Scientific and Industrial Imaging segment reported an increase in net sales of $15.6 million or 10.3% for the twelve months ended December 31, 2003 over the twelve months ended October 31, 2002. The increase was attributable to both the full-year impact of QImaging acquired in fiscal 2002 and the increased sales for electron microscopy products.

Our overall gross profit percentage was 52.7% for the twelve months ended December 31, 2003 as compared to 54.1% for the twelve months ended October 31, 2002. Instrumentation segment gross margins were roughly flat period over period at 58.3% as compared to 58.6%. Industrial Technology gross margins decreased to 45.6% due to an erosion in part of our industrial valves and controls business that is being addressed by moving production to lower cost environments. Our Energy Systems and Controls segment reported margins of 52.8% in fiscal 2003 as compared to 59.8% in fiscal 2002. A decrease was expected this year from the full year inclusion of Zetec whose gross margins are lower than the segment average. Additionally there were lower margins from the significantly lower levels of Gazprom sales in this segment in the current period. Our Scientific and Industrial Imaging segment gross margins were 53.6% in fiscal 2003 as compared to 52.3% in fiscal 2002 as we experienced a rebound in motion imaging equipment sales and a higher percentage of the segment sales in higher margin product.

Selling, general and administrative (SG&A) expenses increased to 36.2% of net sales for the twelve months ended December 31, 2003 from 35.2% of net sales for the twelve months ended October 31, 2002, primarily from $5.9 million of restructuring expenses (0.9% of net sales) incurred in the current fiscal year to reduce excess manufacturing capacity, move certain operations to lower-cost locations and reduce fixed costs.

Interest expense decreased $2.1 million, or 11.5%, for the twelve months ended December 31, 2003 compared to the twelve months ended October 31, 2002, as a result of lower debt levels in the current period. The company used its cash flows generated from operating activities to reduce debt levels prior to the NTGH transaction.

Income taxes were 27.5% of pretax earnings in fiscal 2003 compared to 31.0% in fiscal 2002. The primary factors for the decrease were the marginal rate impact in the fourth quarter of fiscal 2003 of certain expenses related to the NTGH acquisition and related financing transactions and the demonstrated ability to avoid repatriation of certain foreign sourced earnings.

At December 31, 2003, the functional currencies of our European subsidiaries were stronger against the U.S. dollar compared to currency exchange rates at both October 31, 2002 and December 31, 2002. This strengthening resulted in an increase in the foreign exchange component of comprehensive earnings of $6.8 million in the two month period ended December 31, 2002 and of $36.3 million in the twelve month period ended December 31, 2003. Approximately $33.6 million of these adjustments related to goodwill and are not expected to directly affect our projected future cash flows. Fiscal 2003 operating results also benefited from the stronger non-U.S. currencies. The net benefits were approximately 2% of operating earnings. Foreign exchange differences related to our other non-U.S. subsidiaries were immaterial to fiscal 2003 financial performance.

The following table summarizes our net sales order information for the years ended December 31, 2003 and October 31, 2002 (dollar amounts in thousands).

	2002	2003	Change
Instrumentation	$168,350	$178,255	5.9%
Industrial Technology	161,632	168,798	4.4%
Energy Systems and Controls	123,038	143,933	17.0%
Scientific and Industrial Imaging	153,349	154,538	0.8%

Total	$606,369	$645,524	6.5%

Instrumentation segment net orders improved due to the full year bookings of AI Qualitek, continued strength for oil and gas desulfurization applications and higher orders for our materials analysis equipment. Industrial Technology segment net orders strengthened over most markets after a soft fiscal 2002. Energy Systems and Controls net orders rose on the strength of a full year of Zetec orders and strength in non-Gazprom oil and gas sectors, offset by significantly lower Gazprom orders. Scientific and Industrial Imaging net orders benefited from the full year of QImaging orders offset by the timing of orders for electron microscopy products (sales increased in the period) and weaker research market demand for high-end digital cameras.

The following table summarizes sales order backlog information at December 31, 2003 and October 31, 2002 (dollar amounts in thousands).

	2002	2003	Change
Instrumentation	$17,751	$17,068	(3.8)%
Industrial Technology	24,122	58,024	140.5%
Energy Systems and Controls	23,985	30,989	29.2%
Scientific and Industrial Imaging	40,732	42,482	4.3%

Total	$106,590	$148,563	39.4%

The increase in backlog was primarily due to the inclusion of the NTGH entities at December 31, 2003. The decline in the Instrumentation segment backlog is the result of continued softness in our telecommunications business.

Financial Condition, Liquidity and Capital Resources

Historic for Roper

Net cash provided by operating activities was $101.6 million during the nine months ended September 30, 2004 as compared to $57.8 million during the nine months ended September 30, 2003, a 75.8% increase. This increase is principally attributable to the inclusion of NTGH in the current year results, better performance of our business units, successful implementation of our restructuring efforts and our continued focus on working capital reduction. Cash used by financing activities during the nine months ended September 30, 2004 was comprised of dividends and debt payments. Cash provided by financing activities during the nine months ended September 30, 2003 was comprised of the payment of dividends and debt reductions created from our other net positive cash flows.

Net cash provided by operating activities was $71.3 million for the twelve months ended December 31, 2003 and $86.8 million for the twelve months ended October 31, 2002. Excluding the one time write-off of debt extinguishment costs related to the recapitalization of the Company of $24.4 million, net cash provided by operating activities in fiscal 2003 was $95.7 million, an increase of $8.9 million over fiscal 2002. This increase reflected stronger earnings from operations and reduced inventories. We expect our net cash provided by operating activities for fiscal 2004 to be higher than the levels experienced in the prior two fiscal years due to the NTGH acquisition completed on December 29, 2003. Cash flows used in investing activities during each of fiscal 2003 and 2002 were primarily business acquisition costs. Cash flows from financing activities during each of these years were largely the borrowing activities associated with the business acquisitions and the debt reductions from our other net positive cash flows. Financing activities in fiscal 2003 also included replacing our existing $275.0 million credit agreement and $125.0 million senior notes with our current $625.0 million credit agreement and $230.0 million senior subordinated convertible notes.

Net working capital (total current assets, excluding cash, less total current liabilities, excluding debt) was $180.8 million at September 30, 2004 compared to $170.4 million at December 31, 2003, reflecting the decrease in certain accrued liabilities that existed at year end related to the NTGH acquisition. Total debt was $615.7 million at September, 2004 compared to $651.1 million at December 31, 2003. The leverage of the Company improved as shown in the following table:

	December 31, 2003	September 30, 2004
	(dollars in thousands)
Total Debt	$651,109	$615,697
Cash	(70,234)	(102,416)

Net Debt	580,875	513,281
Stockholders’ Equity	655,781	755,506
Total Net Capital	$1,236,656	$1,268,787

Net Debt / Total Net Capital	47.0%	40.5%

Net working capital was $170.4 million at December 31, 2003 compared to $126.7 million at October 31, 2002. We acquired approximately $70.2 million of net current assets through business acquisitions during fiscal 2003. Total debt was $651.1 million at December 31, 2003 (49.8% of total capital) compared to $332.1 million at October 31, 2002 (47% of total capital). Our increased debt at December 31, 2003 compared to October 31, 2002 was due to borrowings incurred at the end of the current fiscal year to fund the NTGH acquisition and replace the previous credit agreement and senior notes.

We were in compliance with all debt covenants related to our credit facilities throughout the nine months ended September 30, 2004.

At September 30, 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Capital expenditures of $8.1 million, $10.4 million and $7.7 million were incurred during the nine months ended September 30, 2004, fiscal 2003 and fiscal 2002 respectively. We expect capital expenditures for the balance of the year to be comparable to prior years as a percentage of sales.

On October 22, 2004, the President signed the “American Jobs Creation Act of 2004.” A provision of this law allows companies to repatriate funds held by foreign-based subsidiaries at a reduced tax rate under certain circumstances. We are currently evaluating the provisions of this law and are investigating the repatriation of foreign-based subsidiaries’ funds under its provisions.

In November 2004, our board of directors increased the quarterly cash dividend paid on our outstanding common stock to $0.10625 per share, an increase of 10.4% from the prior rate. This represents the twelfth consecutive year in which the quarterly dividend has been increased since our 1992 initial public offering. Our board of directors declared a dividend to be paid in the quarter ending March 31, 2005. Payment of any additional dividends requires further action by our board of directors.

Description of Certain Indebtedness

Senior Subordinated Convertible Notes

In December 2003, we also issued $230.0 million of senior subordinated convertible notes at an original issue discount of 60.498%, resulting in an effective yield of 3.75% per year to maturity. Interest on the notes is payable semiannually, beginning July 15, 2004, until January 15, 2009. After that date, we will not pay cash interest on the notes prior to maturity unless contingent cash interest becomes payable. Instead, after January 15, 2009, interest will be recognized at the effective rate of 3.75% and will represent accrual of original issue discount, excluding any contingent cash interest that may become payable. We will pay contingent cash interest to the holders of the notes during any six month period commencing after January 15, 2009 if the average trading price of a note for a five trading day measurement period preceding the applicable six month period equals 120% or more of the sum of the issue price, accrued original issue discount and accrued cash interest, if any, for such note. The contingent cash interest payable per note in respect of any six month period will equal the annual rate of 0.25%.

The notes are unsecured senior subordinated obligations, rank junior to our existing and future senior indebtedness and rank equally with our existing and future senior subordinated indebtedness.

Each $1,000 principal amount of the notes will be convertible at the option of the holder into 6.211 shares of our common stock (subject to adjustment), if (i) the sale price of our common stock reaches, or the trading price of the notes falls below, specified thresholds, (ii) if the notes are called for redemption or (iii) if specified corporate transactions have occurred. Upon conversion, we generally will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock.

Holders may require us to purchase all or a portion of their notes on January 15, 2009, January 15, 2014, January 15, 2019, January 15, 2024, and January 15, 2029, at stated prices plus accrued cash interest, if any, including contingent cash interest, if any. We may only pay the purchase price of such notes in cash and not in common stock.

We may redeem for cash all or a portion of the notes for cash at any time on or after January 15, 2009 at redemption prices equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, including contingent cash interest, if any, on such notes to the applicable redemption date.

On October 13, 2004, the Financial Accounting Standards Board ratified the consensus reached by the Emerging Issues Task Force at its September 29-30 and June 30-July 1 meetings with respect to EITF 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share.” This consensus would require instruments with contingent conversion features that are based on the market price of an entity’s own stock, such as the notes in their current form, to be included in the computation of diluted earnings per share on an as-if converted basis, even though the market price contingency has not been met, with restatement of any prior periods during which the instruments were outstanding. The effective date of EITF 04-8 will coincide with the effective date of the proposed statement that revises FASB Statement 128, “Earnings per Share,” which is expected to be December 15, 2004. The determination of the dilutive effect of the notes upon adoption of EITF 04-8, if any, will be based on the form of the instrument that exists at December 31, 2004.

In connection with EITF 04-8, we commenced a solicitation of consents to amend the indenture under which the notes were issued. The proposed amendment provides for us to pay the same conversion value upon conversion of the notes, but would change the form in which the conversion value is paid. In lieu of receiving, at our option, shares of common stock or cash upon conversion, noteholders would receive only cash for up to the value of the issue price plus accrued original issue discount and, at our option, any remainder of the conversion value would be paid in cash or shares of common stock. In order for the proposed amendments to become effective, we must receive consents from greater than 50% of the noteholders and enter into the new senior secured credit facility. The solicitation period is currently set to expire on December 6, 2004. If the requisite consents are received, we will enter into a supplemental indenture which will become effective concurrently with the closing of the Transactions. If the indenture is amended, we would not be required to include in our calculation of diluted earnings per share any shares, up to the value of the issue price plus accrued original issue discount, that absent the amendment may be issuable if the notes were to be converted. If we do not receive the requisite consents, we will be required to include shares issuable upon conversion of the notes up to the issue price plus accrued original issue discount of the notes (even though the applicable market price contingency has not been met) for the year ending December 31, 2004 and for future periods. In addition, if the amendment does not become effective, we will be required to restate our financial results for the fiscal year ended December 31, 2003 and for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 to reflect the impact of EITF 04-8 on our diluted earnings per share.

Senior Secured Credit Facility

As discussed below under “Amended and Restated Senior Secured Credit Facility” we expect to refinance our existing secured credit facility concurrently with closing of this offering.

Pro Forma for Roper

Following the Transactions, our operating requirements will be funded by cash flows provided by our existing businesses, by TransCore’s businesses and by financing provided under our new senior secured credit facility. Management believes that these funds will be sufficient to meet our working capital needs for the foreseeable future. At September 30, 2004, after giving pro forma effect to the Transactions, we would have approximately $255.0 million available for borrowings under our amended and restated senior secured credit facility.

Amended and Restated Senior Secured Credit Facility

Concurrently with the closing of this offering, we intend to enter into an amended and restated senior secured credit facility (which we refer to as our new senior secured credit facility) with JPMorgan Chase Bank, N.A., as administrative agent and certain other lenders. The terms of our new senior secured credit facility are still being negotiated and are subject to change. In addition, it is possible that we may increase the size of our new senior secured credit facility based upon market conditions and other factors. We expect the new facility to consist of:

•	a five year $655.0 million term loan A, which will include a euro term loan sub-facility for the euro equivalent of $50.0 million to be made available to one of our foreign subsidiaries; and

•	a five year $300.0 million revolving loan, which will include availability of up to $100.0 million for letters of credit and $20.0 million for swingline loans and of which $50.0 million will be available under a multicurrency subfacility in dollars and certain other currencies.

We will use borrowings under the term loans to finance the TransCore acquisition, repay our existing credit facility and pay fees and expenses related to the Transactions. We will use availability under our revolving loans to repay existing indebtedness and for general corporate purposes. See “Use of Proceeds.”

We and certain of our foreign subsidiaries will be borrowers under our new senior secured credit facility. The facility will be guaranteed by all our present and future domestic subsidiaries (other than domestic subsidiaries that remain subsidiaries of our foreign subsidiaries) and will be secured by a first priority lien on substantially all of our assets and the assets of our direct and indirect domestic subsidiaries including, without limitation, all of our and their respective cash, cash equivalents, accounts receivable, contract rights (including under partnership agreements, management agreements, operating agreements, affiliation agreements and similar agreements), inventory, intellectual property, trade names, equipment and proceeds, but excluding real property interests, and by a pledge of substantially all of the capital stock or other equity interests we and they hold in our respective domestic subsidiaries and at least 65% of the capital stock or other equity interests of certain of our foreign subsidiaries.

We expect that amounts outstanding under the term loan A and the revolving loans will bear interest, at our option, at a rate based on either:

•	the higher of (1) the federal funds rate plus 0.50% and (2) the publicly announced prime lending rate of JPMorgan Chase Bank from time to time, in either case plus a per annum spread which adjusts six months after closing and ranges from 0.25% to 0.00% depending on our consolidated total leverage ratio; provided, however, that during the first six month period immediately following the closing of such facility the spread will be fixed at 0.25%; or

•	the eurocurrency rate plus a per annum spread which adjusts six months after closing and ranges from 1.25% to 0.75% depending on our consolidated total leverage ratio; provided, however, that during the first six month period immediately following the closing of such facility the spread will be fixed at 1.25%.

We have entered into an arrangement that will fix the interest rate on $100.0 million of borrowings under the term loans at 4.108% through the first quarter of 2006. Outstanding letters of credit issued under the facility will be charged a quarterly fee (based on a per annum spread which adjusts six months after closing and ranges from 1.25% to 0.75% depending on our consolidated total leverage ratio; provided, however, that during the first six month period immediately following the closing of such facility the spread will be fixed at 1.25%) in addition to a fronting fee of 0.125% per annum on the outstanding amount of all such letters of credit.

Additionally, we expect to pay a quarterly commitment fee on the unused portion of the revolving loans of 0.375% per annum for a period of six months following the closing of the facility. Subsequently, the commitment fee will be based on a spread ranging from 0.375% to 0.20% depending on our consolidated total leverage ratio. Our foreign subsidiary borrower shall also pay to each lender under the new facility that provides a euro term loan a quarterly fronting fee equal to 0.125% per annum on the dollar equivalent of such euro term loan made by such lender.

The closing of the facility will be subject to certain conditions precedent, including the closing of this offering and the TransCore acquisition.

Mandatory Prepayments. Subject to customary exceptions and limitations, the facility will require us to prepay our term loan and, in certain cases, reduce our commitments under our revolving loan, with the net cash proceeds of certain asset sales by us or any of our subsidiaries, from the issuance or incurrence of certain debt, from equity issuances, from certain casualty and condemnation events, and, up to 75% of our excess cash flows, unless we meet a consolidated total leverage ratio test.

Term Loan Amortization. We are required to make principal payments on the U.S. term loan in 20 consecutive quarterly installments each in an amount equal to:

•	$8,187,500, for each quarter ending on or prior to the second anniversary of the closing date;

•	$16,375,000, for each quarter ending after the second anniversary of the closing date and on or prior to the third anniversary of the closing date;

•	$24,562,500, for each quarter ending after the third anniversary of the closing date and on or prior to the fourth anniversary of the closing date; and

•	$106,437,500, for each quarter ending after the fourth anniversary of the closing date and prior to the fifth anniversary of the closing date, with the remaining principal balance of the U.S. term loan due on the fifth anniversary of the closing date.

The euro term loan will mature in a single installment due on the fifth anniversary of the closing date.

The new facility will contain various affirmative and negative covenants which will, among other things, limit our ability to incur new debt, prepay subordinated debt, make certain investments and acquisitions, sell assets and grant liens, make restricted payments (including the payment of dividends on our common stock) and capital expenditures. The covenants will include:

Indebtedness. Neither we nor any of our subsidiaries will be permitted to create, issue, incur assume, become liable in respect of or permit any indebtedness, except for, among other things, (1) the notes, (2) indebtedness with respect to certain receivables transactions in an aggregate amount not to exceed $100.0 million, (3) subordinated debt, (4) guarantee obligations of any subsidiary guarantor in respect of such subordinated debt subject to certain restrictions and (5) other indebtedness (not constituting subordinated debt); provided that, among other things, at the time of incurrence of any indebtedness pursuant to clause (3), (4) and (5) above, after giving effect to such indebtedness, the aggregate amount of all indebtedness incurred pursuant to clause (5) shall not exceed the greater of (x) 5% of our consolidated total assets and (y) $75.0 million, and at the time of incurrence of any indebtedness pursuant to clauses 3, 4 and 5 of this paragraph, after giving effect to such indebtedness (such indebtedness determined without duplication), the aggregate outstanding principal amount of all indebtedness incurred shall not exceed the greater of (x) 15% of our consolidated total assets and (y) $250.0 million.

Acquisitions. Neither we nor any of our subsidiaries will be permitted to consummate any acquisitions, except for, among others, acquisitions of all or substantially all of the capital stock or assets of, or of a business, unit or division of, any entity; provided that:

•	we shall be in compliance, after giving effect to the acquisition, with the covenants contained in the facility;

•	no default under the credit facility shall have occurred and be continuing, or would occur after giving effect to the acquisition;

•	in the case of a stock acquisition, the board of directors (or comparable governing body) of the target entity shall approve such acquisition; and

•	in the case of an acquisition of an entity organized under the laws of a jurisdiction other than the U.S. (or any assets located in any such jurisdiction), the consideration paid for such acquisition, together with the consideration paid for all other foreign acquisitions in the then-current fiscal year, shall not exceed 40% of our consolidated net worth for such fiscal year prior to giving effect to such acquisition.

Restricted Payments. Neither we nor any of our subsidiaries will be permitted to declare or pay any cash dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any capital stock of us or any of our subsidiaries, or make any other distribution in respect thereof, except for, among other things (so long as no default or event of default under the facility shall have occurred and be continuing), we may pay dividends on our common stock in an aggregate amount in any fiscal year not to exceed 25% of our consolidated net income of such fiscal year and we may redeem common stock for cash in an annual amount not to exceed $50,000,000.

Capital Expenditures. Neither we nor any of our subsidiaries will be permitted to make or commit to make capital expenditures during any fiscal year in excess of 15% of our consolidated EBITDA for the immediately preceding fiscal year.

Line of Business. Under the facility, we are prohibited from entering into any business that is not engaged principally in any of the design, manufacture or distribution of industrial products, solutions or services and businesses reasonably related thereto; provided that, we or any of our subsidiaries may engage in any business that does not otherwise satisfy the requirements set forth in the previous clause if such business, together with all of our other businesses, does not constitute a material portion of our businesses taken as a whole.

We will also be subject to financial covenants, which will require us to limit our consolidated total leverage ratio and consolidated senior leverage ratio and to maintain a consolidated interest coverage ratio as follows:

Consolidated Total Leverage Ratio. We may not permit the consolidated total leverage ratio as at the last day of any period of our four consecutive fiscal quarters ending with any fiscal quarter set forth below to exceed the ratio set forth below opposite such fiscal quarter:

Fiscal Quarter Ending	Consolidated Total Leverage Ratio
March 31, 2005 — December 31, 2005	4.25 to 1.0
March 31, 2006 — December 31, 2006	4.00 to 1.0
March 31, 2007 — December 31, 2007	3.75 to 1.0
March 31, 2008 — December 31, 2008	3.50 to 1.0
March 31, 2009 and thereafter	3.25 to 1.0

Consolidated Interest Coverage Ratio. We may not permit the consolidated interest coverage ratio as at the last day of any period of our four consecutive fiscal quarters ending with any fiscal quarter following March 31, 2005 to exceed 4.0 to 1.0.

Our new senior secured credit facility will also contain customary events of default, including a cross-default to certain other debt, breaches of representations and warranties, change of control and breaches of covenants.

Future Repayment Commitments. Upon consummation of the Transactions and the entry into the new senior secured credit facility, during 2009 $425.8 million of the term loan will mature (assuming no voluntary or mandatory prepayments or incremental term loan) and, under the notes, holders will have the right to put the full amount of the notes to us for cash payment on January 15, 2009. We may not pay the purchase price for this redemption in shares of our common stock.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies

The following table quantifies our contractual cash obligations and commercial commitments at December 31, 2003 (dollars in thousands) without giving effect to the Transactions or any obligations of TransCore.

Contractual Cash Obligations	Total	Payments Due in Fiscal					Thereafter
		2004	2005	2006	2007	2008
	(dollars in thousands)
Long-term debt	$651,109	$21,109	$20,000	$60,000	$40,000	$280,000	$230,000
Operating Leases	62,300	11,800	9,700	7,100	5,300	4,500	23,900

Total	$713,409	$32,909	$29,700	$67,100	$45,300	$284,500	$253,900

Other Commercial Commitments	Total Amount Committed	Amounts Expiring in Fiscal					Thereafter
		2004	2005	2006	2007	2008
Standby letters of credit and bank guarantees	$14,546	$5,316	$9,200	$30	$—	$—	$—

At December 31, 2003 and October 31, 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

We believe that internally generated cash flows and the remaining availability under our various credit facilities will be adequate to finance normal operating requirements and further acquisition activities. Although we maintain an active acquisition program, any further acquisitions will be dependent on numerous factors and it is not feasible to reasonably estimate if or when any such acquisitions will occur and what the impact will be on our activities, financial condition and results of operations. We may also explore alternatives to attract additional capital resources.

We anticipate that our recently acquired companies as well as our other companies will generate positive cash flows from operating activities, and that these cash flows will permit the reduction of currently outstanding debt at a high rate. However, the rate at which we can reduce our debt during fiscal 2004 (and reduce the associated interest expense) will be affected by, among other things, the financing and operating requirements of any new acquisitions and the financial performance of our existing companies; and none of these factors can be predicted with certainty.

Recently Issued Accounting Standards

In January 2004, the FASB issued FASB Staff Position No. FAS 106-1 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which provides temporary guidance concerning the recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003. SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” requires presently enacted changes in laws that will take effect in future periods to be taken into account in measuring current period postretirement benefit cost and the accumulated projected benefit obligation. The implementation of FSP 106-1 had no material impact on us.

The Emerging Issues Task Force issued EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share,” effective for periods ending after March 31, 2004, regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. We do not have securities subject to the provisions of EITF 03-06 and the implementation of EITF 03-6 had no material impact on our financial statements.

The EITF reached final consensus on EITF 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share,” which will require convertible debt with a market price contingency to be included in diluted EPS calculations. The consensus should be applied to reporting periods ending after December 15, 2004. As discussed above under “Description of Certain Indebtedness — Senior Subordinated Notes,” in connection with EITF 04-8, we commenced a solicitation of consents to amend the indenture under which the notes were issued. If the requisite consents are received, we will enter into a supplemental indenture which will become effective concurrently with the closing of the Transactions. If the indenture is amended, we would not be required to include in our calculation of diluted earnings per share any shares, up to the value of the issue price plus accrued original issue discount, that absent the amendment may be issuable if the notes were to be be converted. If we do not receive the requisite consents, we will be required to include shares issuable upon conversion of the notes up to the issue price plus accrued original issue discount of the notes (even though the applicable market price contingency has not been met) for the year ending December 31, 2004 and for future periods. In addition, if the amendment does not become effective, we will be required to restate our financial results for the fiscal year ended December 31, 2003 and for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 to reflect the impact of EITF 04-8 on our diluted earnings per share.

TransCore

Overview

On October 6, 2004, we entered into an agreement and plan of merger pursuant to which we have agreed to acquire TransCore. The aggregate purchase price is $600.0 million, approximately $10.0 million of which is payable by issuance of options to purchase shares of our common stock in exchange for certain TransCore options held by five TransCore executives and approximately $590.0 million of which is payable in cash. The aggregate purchase price is subject to certain adjustments as set forth in the merger agreement including a net working capital adjustment. Consummation of the acquisition is subject to customary closing conditions. Following the acquisition, we intend to operate TransCore as a new business segment.

TransCore is a leading provider of radio frequency identification (RFID) and satellite-based communication technologies and related services that are used by customers to automate and enhance business processes, increase asset productivity and improve security, largely for transportation and security-related applications in North America. TransCore’s net sales are derived predominately from proprietary RFID tags and readers, satellite-based communication hardware and accessories, software and services, which it provides primarily to tolling, traffic and transportation government agencies, trucking companies and freight brokers.

TransCore combines its proprietary products, applications expertise and software to create complete solutions for customers in several areas. In the area of comprehensive toll and traffic systems and processing, TransCore designs, installs, integrates, maintains and operates systems for roadway toll collection and enforcement, data collection and traffic monitoring and control. In security and access control, TransCore combines its RFID tags with its readers and software, for security applications for parking, buildings, campuses, airports and sovereign border access. In freight moving services, TransCore provides freight matching services, logistics and operations management software and outsourced business processing to small and mid-sized trucking companies, freight brokers, third-party logistics providers, shippers, railroads and marine operators. In mobile asset tracking, TransCore provides RFID and satellite based communication solutions that enable customers to monitor the location and status of mobile assets such as railcars, ships and trailers.

Results of Operations

Nine Months Ended October 31, 2004 Compared to Nine Months Ended October 31, 2003

The following table sets forth selected information for nine months ended October 31, 2003 and 2004. Dollar amounts are in thousands and percentages are the particular line shown as a percentage of net sales.

	Nine Months Ended October 31,
	2003	2004
Net Sales	$252,634	$269,905
Gross Profit	44.6%	45.1%
Selling, general and administrative	30.9%	31.7%
Retention and stock related plans expense	0.3%	3.6%
Operating Income	13.4%	9.8%

Net sales for the nine months ended October 31, 2004 were $269.9 million as compared to $252.6 million for the same period in 2003, an increase of 6.8%. The increase was attributable to strong growth in installations of traffic management systems, which increased by $7.4 million over the first nine months of the prior fiscal year, as well as additional sales in mobile asset tracking due to the inclusion of their Global Wave line of Global Positioning Satellites (GPS) products and airtime contracts which was acquired by TransCore in the first quarter of the current fiscal year.

Gross margins increased to 45.1% in the nine months ended October 31, 2004 as compared to 44.6% in the prior year period. This increase was due to the larger percentage of net sales in higher margin businesses such as mobile asset tracking in the nine month period ended October 31, 2004.

Selling, general and administrative expenses were 31.7% of net sales in the nine months ended October 31, 2004 as compared to 30.9% in the nine months ended October 31, 2003. This increase was due primarily to legal, accounting, printing and other expenses incurred in relation to a planned initial public offering which was abandoned during the third quarter of this fiscal year. In addition, TransCore experienced a significant increase in expense in the current nine month period related to retention and stock related plans expense. The increase was due to the valuation of TransCore based upon the October 6, 2004 agreement and plan of merger entered into with Roper Industries, Inc. These expenses will not recur in future periods.

Year Ended January 31, 2004 Compared to Year Ended January 31, 2003

The following table sets forth selected information for the fiscal year ended January 31, 2003 and 2004, amounts are in thousands and percentages are the particular line shown as a percentage of net sales.

	Year Ended January 31,
	2003	2004
Net Sales	$318,308	$338,137
Gross Profit	44.9%	44.0%
Selling, general and administrative	31.3%	31.3%
Retention and stock related plans expense	0.5%	0.3%
Operating Income	13.1%	12.4%

Net sales for the year ended January 31, 2004 were $338.1 million, which represents a 6.2% increase over the $318.3 million of sales for the year ended January 31, 2003. The increase was primarily due to sales increases in toll and traffic systems and processing with the commencement of outsourcing toll violations processing for a large state highway authority and increases in auto tag sales.

Gross margins decreased to 44.0% for the year ended January 31, 2004 as compared to 44.9% for the year ended January 31, 2003. The decrease was primarily due to lower margins on toll integration projects and installation for two state highway authorities in fiscal 2004 which will have higher margin multi-year maintenance and violation services processing contracts in future years.

Selling, general and administrative expenses of 31.3% of net sales for the year ended January 31, 2004 held constant with the prior year. Retention and stock related plans expense was 0.3% for the year ended January 31, 2004 as compared to 0.5% for the year ended January 31, 2003. These expenses are based upon independent valuations obtained of the valuation of TransCore’s stock.

Financial Condition, Liquidity and Capital Resources

Net cash provided by operating activities of continuing operations was $20.3 million for the first nine months of fiscal year 2003 compared to $11.1 million for the first nine months of fiscal year 2004, a 82.6% increase. The increase is due to a decrease in the current deferred tax asset due to the payment of the retention plan liability, which provides a current year tax deduction, in the third quarter. TransCore believes this is a one time event. Net cash provided by operating activities was negatively impacted by the payment of a portion of the retention plan liability in the nine months ended October 31, 2004. In the nine months ended October 31, 2003, net cash from operating activities was negatively impacted by the delay in payment of two state highway authorities. These amounts were collected in the first quarter of the current fiscal year.

Cash used in investing activities was $7.1 million in the nine months ended October 31, 2004 and $8.7 million in the nine months ended October 31, 2003. The decrease was due to lower capital expenditures for software and hardware that was purchased or developed and leased to a large state highway authority offset by cash paid in the current fiscal period to acquire certain assets of Vistar Telecommunications, Inc.

Cash used in financing activities was $5.2 million in the nine months ended October 31, 2004 compared to cash used in financing activities of $4.2 million in the nine months ended October 31, 2003. Cash was used in the first nine months of both fiscal years for the net repayment of our term loan.

Net working capital (total current assets, excluding cash, less total current liabilities, excluding debt) was $47.0 million at October 31, 2004 compared to $37.6 million at January 31, 2004. The increase is due to the decrease in retention liability due to a partial payout of and an increase in costs and estimated earnings on billings in excess of costs due to several large customers undergoing final acceptance testing.

TransCore currently has a credit agreement consisting of a senior credit facility consisting of $210.0 million in term loans and a $50.0 million revolving credit facility which provides for the issuance of letters of credit. TransCore was in compliance with all debt covenants related to its credit facility throughout the nine months ended October 31, 2004.

TransCore’s existing indebtedness will be repaid in full in connection with the TransCore acquisition and the related Transactions.

At October 31, 2004, TransCore did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

BUSINESS

Overview

Our Business

We are a diversified industrial company that designs, manufactures and distributes energy systems and controls, scientific and industrial imaging products and related software, industrial technology products and instrumentation products and services. We market these products and services to selected segments of a broad range of markets including water and wastewater, oil and gas, research, power generation, medical, semiconductor, refrigeration, automotive and general industry.

We pursue consistent and sustainable growth in sales and earnings by emphasizing continuous improvement in the operating performance of our existing businesses and by acquiring other carefully selected businesses that offer high value-added, engineered products and solutions and are capable of achieving growth and improving or maintaining high margins. We compete in many niche markets and believe that we are the market leader or a competitive alternative to the market leader in the majority of these markets.

We believe that our financial results reflect the high value we provide to our customers, our continuous improvement initiatives, our end market and geographic diversification and our ability to acquire and integrate businesses successfully. From fiscal 1992, the year of our initial public offering, through fiscal 2003, our net sales have grown at a compound annual growth rate of 23% and earnings from continuing operations have grown at a compound annual growth rate of 24%. In fiscal 2003, we generated net sales of $657.4 million, adjusted EBITDA of $124.1 million, or 19% of net sales, earnings from continuing operations before change in accounting principle of $48.1 million and net earnings of $45.2 million. During the nine months ended September 30, 2004, we generated net sales of $693.2 million, an increase of 42% over the prior year period, adjusted EBITDA of $148.9 million, or 21% of net sales, and an increase of 64%, cash flows from operating activities of $101.6 million, 76% higher than the prior year period, and net earnings of $69.1 million, 59% greater than the comparable prior year period. Our results of operations for the nine months ended September 30, 2004 benefited from our acquisition of Neptune Technology Group Holdings, Inc., or NTGH, made on December 29, 2003.

As described below, on October 6, 2004, we entered into an agreement and plan of merger pursuant to which we have agreed to acquire TransCore Holdings, Inc., or TransCore. TransCore is a leading provider of radio frequency identification (RFID) and satellite-based communication technologies and related services that are used by customers to automate and enhance business processes, increase productivity and improve security, largely for transportation-related applications in North America. Pro forma for the acquisition, we would have had net sales of $963.1 million and adjusted EBITDA of $202.5 million for the first three quarters of 2004.

Our Strengths

Strategic

Leadership in Niche Markets. We have developed and maintain a leading position in many of our markets. We believe our market positions are attributable to the technical sophistication of our products, the applications expertise used to create and implement our advanced products and systems and our service capabilities.

Diversified End Markets and Geographic Reach. Over the past decade, we have strategically expanded the number of end markets we serve to increase revenue and business stability and expand our opportunities for growth. During that same period, we grew our global presence to the degree that sales to customers outside the U.S. accounted for $378.1 million in fiscal 2003, up from $22.7 million in fiscal 1992. During fiscal 2003 we sold our products to customers in more than 130 different countries.

Disciplined Acquisition Process. Acquisitions are an important part of our growth strategy. We follow a disciplined acquisition process to complement our existing businesses and to migrate into higher growth areas. From fiscal 1992 through fiscal 2003, we completed 35 acquisitions for an aggregate investment of over $1.2 billion.

Experienced Management Team. Our company combines disciplined corporate leadership with entrepreneurial business unit management to create stockholder value. We support the growth of our business units by providing strategic direction, assisting in the development of strategic initiatives, encouraging best practices among our business unit management teams, developing our managers’ skills through focused forums, setting appropriate compensation policies and incentives and providing financial support.

Financial

Significant and Consistent Growth. Over a decade of disciplined execution of our operating and acquisition strategies has led to sustained growth in our net sales, net earnings and cash flow. From fiscal 1992 through fiscal 2003, our net sales and earnings from continuing operations before change in accounting principle per share have grown at compound annual growth rates of 23% and 24%, respectively. As a result of our strong operations management and emphasis on working capital improvement, our free cash flow (cash flows from operating activities minus capital expenditures) has exceeded net earnings every year since 1998. We consistently reinvest in research and development to maintain technological leadership in our markets. In the first nine months of fiscal 2004, net sales excluding acquisitions have grown approximately 6%.

Strong and Sustainable Margins. We have been able to obtain favorable pricing and attractive gross margins throughout the business cycle due to the high level of engineered content of our customer offerings and our market leadership positions. In each fiscal year since 1993, we have achieved gross margins of 50% or higher and our margins are well above those of most comparable industrial companies.

Attractive Cash Flow Characteristics. Our favorable margins and selective use of capital have allowed us to produce strong cash flows. All of our business units are actively focused on reducing capital intensity and improving contributions from working capital. From fiscal 1992 through fiscal 2003, we grew adjusted EBITDA by a compound annual growth rate of 22%. In the first nine months of fiscal 2004, we achieved adjusted EBITDA margins of 21.5% and generated $101.6 million of cash flows from operating activities.

Our Business Strategy

We create stockholder value through the disciplined execution of our strategy:

Engineered Content for Diverse Niche Markets. Our operating units grow their businesses through new product development and development of new applications for existing products to satisfy customer needs. In addition, our operating units continue to grow our customer base by expanding our distribution.

Strong Operations Management. We continuously seek to improve our operations to increase our margins and cash flow. Our business units employ initiatives such as process reengineering, lean manufacturing techniques and global sourcing to increase productivity and reduce costs. In the first nine months of fiscal 2004, we improved adjusted EBITDA margins by 350 basis points as compared with the comparable prior year period. During 2004, we reduced our net working capital as a percentage of net sales from 21% in the first quarter to 19% in the third quarter.

Strategic Reinvestment of Cash Flow. We invest our strong cash flow in the development of new technologies and products, distribution channel management and operational improvements to drive organic growth and market expansion. We have increased our research and development spending by a compound annual growth rate of 36% since 1992, to $32.6 million in fiscal 2003, which represented 5% of our fiscal 2003 net sales. We also strategically invest our cash flow in a disciplined manner in acquisitions meeting our stated criteria:

•	engineered, high value-added products and solutions;

•	favorable financial results and returns;

•	high gross margins;

•	opportunities for enhanced growth and financial results; and

•	new strategic solutions and products.

The TransCore Holdings, Inc. Acquisition

On October 6, 2004, we entered into an agreement and plan of merger pursuant to which we have agreed to acquire TransCore Holdings, Inc., or TransCore. The aggregate purchase price is $600.0 million, approximately $10.0 million of which is payable by issuance of options to purchase shares of our common stock in exchange for certain TransCore options held by five TransCore executives and approximately $590.0 million of which is payable in cash. The aggregate purchase price is subject to certain adjustments as set forth in the merger agreement including a net working capital adjustment. Consummation of the acquisition is subject to customary closing conditions. Following the acquisition, we intend to operate TransCore as a new business segment.

TransCore

TransCore is a leading provider of radio frequency identification (RFID) and satellite-based communication technologies and related services that are used by customers to automate and enhance business processes, increase asset productivity and improve security, largely for transportation-related applications in North America. TransCore’s net sales are derived predominately from proprietary RFID tags and readers, satellite-based communication hardware and accessories, software and services, which it provides primarily to tolling, traffic and transportation government agencies, trucking companies and freight brokers. TransCore combines its proprietary products, applications expertise and software to create complete solutions for customers in the following areas:

•	Comprehensive toll and traffic systems and processing. TransCore designs, installs, integrates, maintains and operates systems for roadway toll collection and enforcement, data collection and traffic monitoring and control. We estimate that TransCore’s customers in this market, which are primarily government entities, collect approximately 70% of U.S. toll revenue and process approximately 14 million toll transactions daily using systems TransCore designed or installed. TransCore services these customers in 24 of the 25 states that we believe have major toll roads.

•	Security and access control. TransCore has sold over 2 million of its tags, which are combined with its readers and software, for security applications for parking, buildings, campuses, airports and sovereign border access. We believe TransCore is the largest manufacturer of RFID tags and readers for transportation and security-related applications in North America.

•	Freight movement services. TransCore provides freight matching services, logistics and operations management software and outsourced business processing to small and mid-sized trucking companies, freight brokers, third-party logistics providers, shippers, railroads and marine operators. TransCore is the largest provider of freight matching services in North America, posting more than 230,000 loads each day, which we estimate to be over one-half of the total U.S. spot market for truckload shipments. TransCore’s more than 21,000 freight matching customers provide a ready channel for TransCore’s asset tracking solutions.

•	Mobile asset tracking. TransCore provides RFID and satellite-based communication solutions that enable customers to monitor the location and status of mobile assets such as railcars, ships and trailers. In North America and China, TransCore’s tags are used on nearly every railcar. TransCore’s trailer tracking net sales are rapidly growing as customers recognize the benefits of higher asset utilization and lower operating costs, and we believe that at least 95% of this market is currently not served.

In addition to TransCore’s existing markets, TransCore is currently extending its technology and expertise into emerging opportunities with attractive growth prospects. In homeland security, TransCore’s solutions are currently being used to control 118 traffic lanes at 34 U.S. border crossings, up from 14 traffic lanes in 7 locations in 2002. TransCore has also developed an RFID-based tag solution that would enable states to increase vehicle regulatory compliance at lower costs and generate increased fees. Moreover, TransCore’s supply chain security offerings enable continuous monitoring of shipments to ensure cargo security and integrity.

For the fiscal year ended January 31, 2004, TransCore had revenue of $338.1 million and adjusted EBITDA of $65.5 million. For the nine months ended October 31, 2004 TransCore had revenue of $269.9 million and adjusted EBITDA of $53.5 million compared to revenue of $252.6 million and adjusted EBITDA of $50.9 million for the nine months ended October 31, 2003. TransCore has approximately 1,875 employees throughout North America.

Strategic Benefits of the TransCore Acquisition

We expect to realize a number of strategic benefits as a result of the TransCore acquisition, including the following:

Establishing a Strong Technology Platform for RFID and Satellite-Based Communication Applications. TransCore has developed a strong and growing portfolio of RFID and satellite-based communication products, supported by over 100 patents. TransCore continues to develop next generation technologies, such as encrypted, battery-free tags with read/write capabilities, to support its leading position in its current markets and entry into new markets. We have identified TransCore technology which is complementary to products being sold by our existing business units, including possible RFID applications in automatic meter reading and security imaging, which may also enable us to expand our existing product lines and capabilities. TransCore’s strong technology commitment is supported by approximately 1,100 technical employees.

Furthering Market Leadership in Niche Markets. TransCore is a market leader in its primary markets and has established a reputation for technical innovation. It is the only end-to-end provider of traffic and tolling solutions in North America, having sold more than 10 million RFID tags to customers who have used these tags in approximately 5 billion transactions. It has the highest market shares in freight matching and railcar tracking. TransCore enjoys many long-standing customer relationships, including its top ten customers in the traffic/tolling market, each of which has been a TransCore customer for more than 20 years. We believe that TransCore has the greatest accumulated breadth of applications expertise in its markets, led by an experienced and successful management team.

Expanding Our Growth Opportunities. We expect to benefit from the favorable demand characteristics of TransCore’s markets. Since 1982, the amount of roadway in the U.S. has increased 6% while vehicle miles traveled increased 75%. TransCore’s automated traffic and tolling solutions improve traffic flow and collect revenues that can be used to fund traffic infrastructure improvements. In addition, TransCore’s RFID and satellite-based communication technologies allow it to address emerging opportunities, such as asset tracking, electronic vehicle compliance and homeland security.

Enhancing Cash Flow Characteristics. TransCore generates substantial recurring revenue, primarily for services through multi-year contracts and subscription agreements. Approximately 59% of TransCore’s fiscal 2004 revenue was recurring. Recurring revenue consists of all of our revenue from services. These services are consistently used period-to-period by TransCore’s customers and include toll and traffic systems processing revenue generated primarily through multi-year contracts and freight movement and mobile asset tracking revenue generated under subscription agreements. TransCore has strong adjusted EBITDA margins and requires a relatively low on-going investment in working capital and capital expenditures, which creates high operating leverage.

Our Business Segments and TransCore Integration

In early 2003, we realigned our operations into four market-focused segments to capture value-creating opportunities around common customers, market orientation, sales channels and common cost opportunities. The four segments are: Instrumentation, Industrial Technology, Energy Systems and Controls and Scientific and Industrial Imaging. Following the TransCore acquisition, we intend to operate the TransCore business as a new business segment.

Instrumentation

Our Instrumentation segment principally offers equipment and consumables for materials analysis, fluid properties testing and industrial leak testing. These products and solutions are provided through three U.S.-based and two European-based operating units. During the nine months ended September 30, 2004, this segment had net sales of $149.6 million, representing 21.6% of our total net sales.

Materials Analysis Equipment and Consumables. We manufacture and sell equipment and supply various types of consumables necessary to extract and shape certain materials for production and to prepare materials samples for testing and analysis. These products are used mostly within the academic, government research, electronics, biological and material science end-user markets.

Fluid Properties Testing Equipment. We manufacture and sell automated and manual test equipment to determine physical and elemental properties, such as sulfur and nitrogen content, flash point, viscosity, freeze point and distillation, of liquids and gasses for the petroleum and other industries.

Industrial Leak Testing Equipment. We manufacture and sell products and systems to test for leaks and confirm the integrity of assemblies and sub-assemblies in automotive, medical, industrial and consumer products applications.

The following table sets forth information regarding each class of products within the Instrumentation segment that accounted for at least 10% of our total net sales in any of the periods presented (in thousands):

	Year ended October 31,		Year Ended December 31, 2003
	2001	2002
Materials analysis equipment and consumables	$13,805	$75,640	$76,943
Fluid properties testing equipment	$63,152	$68,180	$69,412

The following chart shows the breakdown of the Instrumentation segment’s sales by end market for the year ended December 31, 2003:

Backlog. Our Instrumentation companies have lead times of up to several months on many of their product sales, although standard products are typically shipped within four weeks of receipt of order. One of our businesses has considerable sales of consumables that are typically shipped overnight. Blanket purchase orders are placed by certain end-users, with continuing requirements for fulfillment over specified periods of time. This segment’s backlog of firm unfilled orders, including blanket purchase orders, totaled $20.5 million at September 30, 2004 compared to $15.2 million at September 30, 2003.

Distribution and Sales. Distribution and sales are achieved through a combination of manufacturers’ representatives, agents, distributors and direct sales offices in both the U.S. and various other countries.

Customers. None of this segment’s customers accounted for as much as 10% of its net sales during the nine months ended September 30, 2004. Each of the operating units in the Instrumentation segment sells to a variety of customers worldwide, with certain major customers in the automotive and medical diagnostics industries having operations globally. Some of the operating units have sales to one or a few customers that represent a significant portion of their respective sales, and we expect the relative importance of such a concentrated customer base for these operating units to continue.

Industrial Technology

Our Industrial Technology segment produces industrial pumps, industrial valves and controls, flow measurement and metering equipment and following the NTGH acquisition, water meter and automatic meter reading (AMR) products and systems. These products and solutions are provided through six U.S.-based and two European-based operating units. During the nine months ended September 30, 2004, this segment had net sales of $294.8 million, representing 42.5% of our total net sales.

Industrial Pumps. We manufacture and distribute a wide variety of pumps. These pumps vary significantly in complexity and in pumping method employed, which allows for the movement and application of a diverse range of liquids and solids including low and high viscosity liquids, high solids content slurries and chemicals. Our pumps are used in large and diverse sets of end markets such as oil and gas, agricultural, water and wastewater, medical, chemical and general industrial.

Industrial Valves and Controls. We manufacture and distribute a variety of valves, sensors, switches and control products used on engines, compressors, turbines and other powered equipment for the oil and gas, pipeline, power generation, refrigeration, marine engine and general industrial markets. Many of these products are designed for use in hazardous environments.

Flow Measurement Equipment. We manufacture and distribute turbine and positive displacement flow meters, emissions measurement equipment and flow meter calibration products for aerospace, automotive, power generation and other industrial applications.

Water Meter and Automatic Meter Reading (AMR) Products and Systems. Neptune Technology, acquired in December 2003, manufactures and distributes several lines of water meter products serving the residential, and certain commercial and industrial water management markets, and several lines of automatic meter reading products and systems serving these markets. The substantial majority of these products and services are currently for residential applications.

The following table sets forth information regarding each class of products within the Industrial Technology segment that accounted for at least 10% of our total net sales in any of the periods presented (in thousands):

	Year ended October 31,		Year Ended December 31, 2003
	2001	2002
Industrial pumps	$90,315	$83,484	$89,080
Industrial valves and controls	$64,693	$63,721	$66,166

The following chart shows the breakdown of the Industrial Technology segment’s sales by end market during the year ended December 31, 2003:

Backlog. The Industrial Technology operating units’ sales reflect a combination of standard products and specifically engineered, application-specific products. Standard products are typically shipped within two weeks of receipt of order, with certain valve and pump products shipped on an immediate basis. Application-specific products typically ship within 6 to 12 weeks following receipt of order. However, larger project orders and blanket purchase orders for certain original equipment manufacturers, or OEMs, may extend shipment for longer periods. This segment’s backlog of firm unfilled orders, including blanket purchase orders, totaled $56.3 million at September 30, 2004, as compared to $25.9 million at September 30, 2003. A substantial portion of this increase was attributable to Neptune Technology.

Distribution and Sales. Distribution and sales occur through direct sales personnel, manufacturers’ representatives and distributors. Neptune Technology sells to a variety of customers through multiple sales and distribution channels. Its water meter and AMR products are sold to the water utility market via direct sales and independent distributors in North America.

Customers. No customer was responsible for as much as 10% of this segment’s net sales during the nine months ended September 30, 2004.

Energy Systems and Controls

Our Energy Systems and Controls segment principally produces control systems, machinery vibration and other non-destructive inspection and measurement products and solutions, which are provided through three U.S.-based operating units. During the nine months ended September 30, 2004, this segment had net sales of $111.1 million, representing 16.0% of our total net sales.

Control Systems. We manufacture control systems and panels and provide related engineering and commissioning services for turbomachinery applications, predominately in energy markets.

Non-destructive Inspection and Measurement Instrumentation. We manufacture non-destructive inspection and measurement solutions including measurement probes, robotics, and machinery vibration sensors, switches and transmitters. These solutions are applied principally in energy markets but also in aerospace and broader industrial markets. Many of these products are designed for use in hazardous environments.

The following table sets forth information regarding each class of products within the Energy Systems and Controls segment that accounted for at least 10% of our total net sales in any of the periods presented below (in thousands):

	Year ended October 31,		Year Ended December 31, 2003
	2001	2002
Control systems	$90,600	$97,889	$77,492

The following chart shows the breakdown of sales by end market for the Energy Systems and Controls segment during the year ended December 31, 2003:

Backlog. The majority of this segment’s business consists of larger engineered projects with lead times of three to nine months. As such, backlog typically fluctuates significantly depending upon the timing of large project awards. Standard products generally ship within two weeks of receipt of order. This segment’s backlog of firm unfilled orders totaled $36.5 million at September 30, 2004 compared to $26.3 million at September 30, 2003.

Distribution and Sales. Distribution and sales occur through direct sales offices, manufacturers’ representatives and distributors.

Customers. Each of the Energy Systems and Controls segment’s business units sell to a variety of customers worldwide. OAO Gazprom, a Russian enterprise that is the world’s largest gas provider, continued to be the largest single customer in this segment for the nine month period ended September 30, 2004, accounting for approximately 3.0% of its sales, compared to 16.6% for the nine month period ended September 30, 2003. The continuation of this business with Gazprom is subject to numerous risks, many of which are beyond our control, including, but not limited to, increased competition, availability of acceptable financing and customer delays in commissioning and start-up of installations. No other customer accounts for as much as 10% of this segment’s net sales for 2003.

Scientific and Industrial Imaging

Our Scientific and Industrial Imaging segment principally offers high performance digital imaging products and software, and following the NTGH acquisition, handheld computers and software. These products and solutions are provided through five U.S.-based and two Canadian-based operating units. These include the DAP Technologies handheld computer business based in Quebec, Canada, and the DB Microware software unit based in Dallas, Texas, both of which were included in the NTGH acquisition. During the nine months ended September 30, 2004, this segment had net sales of $137.7 million, representing 19.9% of our total net sales.

Digital Imaging Products and Software. We manufacture and sell extremely sensitive, high-performance charge-coupled device cameras, detectors and related software for a variety of scientific and industrial uses, which require high resolution and/or high speed digital video, including transmission electron microscopy and spectroscopy applications. We principally sell these products for use within academic, government research, semiconductor, automotive, and other end-user markets such as ballistic, biological and material science. They are frequently incorporated into products by OEMs.

Handheld Computers and Software. We manufacture and sell fully rugged handheld computers for utility, principally water management and non utility markets and we develop and sell software to assist in utility meter reading and service order management.

The following table sets forth information regarding each class of products within the Scientific and Industrial Imaging segment that accounted for at least 10% of our total net sales in any of the periods presented (in thousands):

	Year ended October 31,		Year Ended December 31, 2003
	2001	2002
Digital imaging products and software	$143,375	$134,859	$160,150

The following chart shows the breakdown of the Scientific and Industrial Imaging segment’s sales by end market for the year ended December 31, 2003:

Backlog. Our Scientific and Industrial Imaging segment companies typically have lead times of up to several months on many of their product sales, although standard products are often shipped within two weeks of receipt of order. Blanket purchase orders are placed by certain OEMs and end-users, with continuing requirements for fulfillment over specified periods of time. The segment’s backlog of firm unfilled orders, including blanket purchase orders, totaled $36.1 million at September 30, 2004, as compared to $34.7 million at September 30, 2003.

Distribution and Sales. Distribution and sales occur through direct sales personnel, manufacturers’ representatives, value-added resellers, or VARs, OEMs and distributors.

Customers. No customer was responsible for as much as 10% of this segment’s net sales during the nine months ended September 30, 2004. One of the Scientific and Industrial Imaging segment’s operating units has sales to a few customers that represent a significant portion of that operating unit’s sales and the relative importance of such a concentrated customer base for this operating unit is expected to continue.

TransCore

TransCore’s revenues are derived predominately from proprietary RFID tags and readers, satellite-based communication hardware and accessories, software and services, which it provides primarily to tolling, traffic and transportation government agencies, trucking companies and freight brokers. TransCore combines its proprietary products, applications expertise and software to create complete solutions for customers in comprehensive toll and traffic systems and processing, security access control, freight matching and mobile asset tracking. For the year ended January 31, 2004, less than 5% of TransCore’s revenues were derived from operations located outside the U.S. For the nine months ended October 31, 2004, TransCore had sales of $269.9 million.

Comprehensive toll and traffic systems and processing. TransCore designs, installs, integrates, maintains and operates systems for toll road authorities and state departments of transportation for toll collection and enforcement, data collection and traffic monitoring and control.

Security and access control. TransCore sells RFID tags, which are combined with its readers and software, for security applications for parking, buildings, campuses, airports and sovereign border access.

Freight movement services. TransCore provides freight matching services, logistics and operations management software and outsourced business processing to small and mid-sized trucking companies, freight brokers, third-party logistics providers, shippers, railroads and marine operators.

Mobile asset tracking. TransCore provides RFID and satellite-based communication solutions that enable customers to monitor the location and status of mobile assets such as railcars, ships and trailers.

Distributions and Sales. Sales of TransCore’s products and services are handled through telemarketing for small and mid-sized customers, the use of team sales efforts to new or existing customers, through a senior individual in the case of new initiatives or strategically critical sales, through an in-house sales force for RFID products, through a bidding process in the cases of toll agencies and state departments of transportation and through direct sales for larger accounts.

Customers. TransCore has a broad base of customers, including toll agencies, state and municipal departments of transportation, freight brokers, shippers and other providers of surface transportation infrastructure and users of transportation technology. TransCore’s top 20 customers accounted for 57.7% of TransCore’s total revenue for the fiscal year 2004, with only the Florida Department of Transportation at 10.1% representing more than 10% of TransCore’s total revenue. TransCore has been working with many of its customers for over ten years.

Materials and Suppliers

We believe that most materials and supplies used by us and TransCore are readily available from numerous sources and suppliers throughout the world. However, some of our and TransCore’s components and sub-assemblies are currently available from a limited number of suppliers. Some high-performance components for digital imaging products can be in short supply and/or suppliers have occasional difficulty manufacturing such components to our specifications. We regularly investigate and identify alternative sources where possible, and we believe that these conditions equally affect our competitors. Thus far, supply shortages have not had a significant adverse effect on our sales although delays in shipments have occurred following such supply interruptions. TransCore has never experienced a significant disruption to its business as a result of a supplier/subcontractor issue.

Environmental Matters and Other Governmental Regulation

Our operations and properties and those acquired from TransCore are subject to laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. These laws and regulations can result in the imposition of substantial fines and sanctions for violations and could require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We and TransCore must conform our operations and properties to these laws and adapt to regulatory requirements in all countries as these requirements change. It is our policy and the policy of TransCore to comply with all applicable regulatory requirements.

We and TransCore use, generate and dispose of hazardous substances and waste in our operations and, as a result, could be subject to potentially material liabilities relating to the investigation and clean-up of contaminated properties and to claims alleging personal injury. We and TransCore have experienced, and expect to continue to experience, modest costs relating to compliance with environmental laws and regulations. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of, or may not be quantifiable, at the time of acquisition. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could increase our environmental compliance costs or subject us to new or increased liabilities.

Competition

Generally, our products and solutions face significant competition, usually from a limited number of competitors. Although we believe that we are a leader in most of our markets, no single company competes with us over a significant number of product lines. Competitors might be large or small in size, often depending on the life cycle and maturity of the technology employed. We compete primarily on product quality, performance, innovation, price, applications expertise, distribution channel access and customer service capabilities.

We believe that there is no single company that competes with TransCore across all of its software, service and product offerings. TransCore is an end-to-end, vertically integrated provider of toll services. TransCore’s main competitors are Affiliated Computer Services, Inc. in toll services and Mark IV Industries, Inc. in RFID toll manufacturing. In TransCore’s intelligent transportation systems business, airport and ground transportation markets, numerous small engineering firms and divisions of larger companies compete at the national, regional or local level. In freight matching, we believe that TransCore is substantially larger than its competitors, which include The Internet Truckstop and Getloaded.com, LLC. TransCore differentiates its offerings from competitors by volume, liquidity and quality of its load and truck postings and breadth and quality of additional services.

Patents and Trademarks

In addition to trade secrets, unpatented know-how and other intellectual property rights, we own the rights under a number of patents, trademarks and copyrights relating to certain of our products and businesses. We also employ various methods, including confidentiality and non-disclosure agreements with employees, to protect our trade secrets and know-how. While we believe that none of our operating units is substantially dependent on any single patent, trademark, copyright, or other item of intellectual property or group of patents, trademarks or copyrights, the product development and market activities of Compressor Controls, Gatan, Neptune Technology and Roper Scientific, in particular, have been planned and conducted in conjunction with continuing patent strategies. While we have not significantly licensed patents, trademarks, trade secrets and similar proprietary rights to and from third parties in the past, we may do so in the future.

TransCore’s patent portfolio consists of over 100 patents, including over 40 U.S. patents. TransCore also licenses approximately 20 U.S. patents and some of their respective international equivalents from Intermec Technologies Corporation. These licenses form the intellectual property basis of TransCore’s eGo and Super eGo technologies. We believe that TransCore’s most significant owned or licensed patents relate to read/write backscatter technology, read/write data forms and localization in toll collection, its passive RFID protocol, parking systems and its GlobalWave tracking system. Many of these patents expire between 2006 and 2015. We do not believe that the expiration of any of these patents will have a material adverse effect on TransCore’s financial condition or results of operations although collectively TransCore’s patent portfolio is material to its business. TransCore continues to apply for a substantial number of patents intended to protect new technologies, products and applications under development.

TransCore’s operations are not dependent upon any single trademark or service mark. Some of the more important trademarks and service marks TransCore uses are eGo, GlobalWave and TollTag. TransCore has registered certain rights in these and other important trademarks in the United States and certain foreign countries. Generally, registered trademarks have a perpetual life, provided they are renewed on a timely basis and continue to be used properly as trademarks. TransCore has generally not sought to register the copyrights in its proprietary software. TransCore protects its trade secrets with contractual obligations with its employees and consultants.

Other than licenses with Intermec Technologies Corporation, which relate to the eGo and Super eGo technologies, we do not believe that TransCore has any licenses to intellectual property that, if lost, would have a material adverse effect on its business. Pursuant to a cross-license agreement, Intermec Technologies Corporation granted TransCore a royalty-free, exclusive, perpetual, worldwide license to use certain technologies related to toll tags within certain fields of use, and TransCore granted Intermec Technologies Corporation a non-exclusive license to use certain technology that it acquired through the purchase of Amtech Systems Corporation. Under the terms of a technical assistance and license agreement, TransCore has the right to request modifications be made to the base toll tag technology. Intermec Technologies Corporation may develop new products in response to modification requests made by TransCore, but if the parties cannot come to terms on such modifications, TransCore has the option to use certain intellectual property of Intermec Technologies Corporation to have such new products made elsewhere or to make them itself. In all cases, TransCore owns the modifications and improvements generated through such activities and agreed to pay Intermec a royalty of ten percent of the net sales value of such product until the last patent, under which such product is manufactured, expires in the U.S. Unless earlier terminated, the technical assistance and license agreement continues until the expiration of the last U.S. patent licensed under the agreement.

Seasonality

Overall, there is very little seasonality in our and TransCore’s business. TransCore’s commercial freight matching market experiences some seasonality with a typical increase in business in the months of September and October followed by a modest decline in revenue in the months of December and January.

Employees

As of September 30, 2004, we had approximately 3,740 total employees, of whom approximately 2,450 were located in the United States. We have not experienced any work stoppages and consider our relations with employees to be good. None of our employees are represented by collective bargaining agreements.

As of October 31, 2004, TransCore had approximately 1,875 employees. None of TransCore’s employees are represented by collective bargaining agreements. TransCore has not experienced any work stoppages and considers its relations with its employees to be good.

Properties

The following table sets forth our principal properties as of September 30, 2004:

		Square Footage
Location	Property	Owned	Leased	Industry segment
Phoenix, AZ	Office/Mfg.	—	45,900	Industrial Technology

Tucson, AZ	Office/Mfg.	—	37,300	Scientific and Industrial Imaging

Tallassee, AL	Office/Mfg	300,000	5,000	Industrial Technology

Burnaby, Canada	Office/Mfg.	—	8,200	Scientific and Industrial Imaging

Quebec City, Canada	Office/Mfg.	—	26,400	Scientific and Industrial Imaging

Quebec City, Canada	Office/Mfg.	—	28,000	Energy Systems and Controls

Mississauga, Canada	Office	—	46,100	Industrial Technology

Pleasanton, CA	Office	—	19,400	Scientific and Industrial Imaging

Richmond, CA	Office/Mfg.	67,400	—	Industrial Technology

Malu, China	Office/Mfg.	—	16,600	Industrial Technology

Ballerup, Denmark	Office/Mfg.	—	88,500	Instrumentation

Verson, France	Office/Mfg.	—	22,500	Instrumentation

Commerce, GA	Office/Mfg.	203,800	—	Industrial Technology

Duluth, GA	Office/HQ.	—	13,800	N/A

Büchen, Germany	Office/Mfg.	191,500	—	Industrial Technology

Willich, Germany	Office	—	12,700	Instrumentation

Lauda, Germany	Office/Mfg.	37,900	—	Instrumentation

Des Moines, IA	Office/Mfg.	—	88,000	Energy Systems and Controls

Burr Ridge, IL	Office/Mfg.	55,000	—	Industrial Technology

Acton, MA	Office/Mfg.	—	28,700	Instrumentation

Silver Spring, MD	Office	—	11,800	Scientific and Industrial Imaging

Trenton, NJ	Office/Mfg.	40,000	—	Scientific and Industrial Imaging

Syosset, NY	Office/Mfg.	—	27,500	Industrial Technology

West Lake, OH	Office/Mfg.	—	18,000	Instrumentation

Portland, OR	Office/Mfg.	—	128,000	Industrial Technology

Warrendale, PA	Mfg.	—	44,250	Scientific and Industrial Imaging

		Square Footage
Location	Property	Owned	Leased	Industry segment

Carrollton, TX	Office	—	22,000	Instrumentation

Houston, TX	Office/Mfg.	16,200	—	Energy Systems and Controls

Houston, TX	Office/Mfg.	—	35,000	Instrumentation

Houston, TX	Office/Mfg.	—	27,500	Instrumentation

Bury St. Edmunds, U.K.	Office/Mfg.	90,000	—	Industrial Technology

Cambridge, U.K.	Office/Mfg.	—	14,000	Instrumentation

Glasgow, U.K.	Office/Mfg.	27,700	—	Instrumentation

Oxford, U.K.	Office/Mfg.	—	5,500	Scientific and Industrial Imaging

Issaquah, WA	Office/Mfg.	—	86,400	Energy Systems and Controls

The following table sets forth TransCore’s principal properties as of October 31, 2004:

		Square Footage
Location	Property	Owned	Leased
Albuquerque, NM	Office/Mfg.	—	74,747
Harrisburg, PA (1)	Office/HQ	—	68,800
San Diego, CA	Office	—	61,823
Dallas, TX	Office	—	60,840
Beaverton, OR	Office	—	54,445
Atlanta, GA	Office	—	34,000
Kanata, Ontario	Office/Assem.	—	25,877
Orlando, FL	Office	—	16,142
Ennis, TX	Office	15,330	—
Mississauga, Ontario	Office	—	10,589

(1)	Includes five separate facilities in the Harrisburg area.

We consider each of the above facilities to be in good operating condition and adequate for its present use and believe that it has sufficient plant capacity to meet its current and anticipated operating requirements.

Legal Proceedings

We and TransCore are defendants in various lawsuits in our ordinary course of business including lawsuits involving product liability, employment practices and other matters, none of which we believe will have a material adverse effect on our consolidated financial position or results of operations. The majority of such claims are subject to insurance coverage.

We and/or one of our subsidiaries are named as defendants, along with many other companies, in asbestos-related personal injury or wrongful death actions. The allegations in these actions are vague, general and speculative, and the actions are in their early stages. Given the state of these claims, it is not possible to determine the potential liability, if any.

MANAGEMENT

The following table sets forth certain information concerning our executive officers and directors as of November 15, 2004. Our board of directors elects our executive officers, and they serve at the discretion of our board.

Name	Position and Offices with Roper	Age
Brian D. Jellison	Chairman of the Board of Directors, President and Chief Executive Officer	59
Michael W. Towe	Vice President and Chief Financial Officer	48
Nigel W. Crocker	Vice President	50
C. Thomas O’Grady	Vice President, Mergers and Acquisitions	53
Timothy J. Winfrey	Vice President	44
Benjamin W. Wood	Vice President	44
W. Lawrence Banks	Director	66
Donald G. Calder	Director	67
David W. Devonshire	Director	59
John F. Fort III	Director	63
Derrick N. Key	Director	56
Wilbur J. Prezzano	Director	63
Georg Graf Schall-Riaucour	Director	64
Eriberto R. Scocimara	Director	69
Christopher Wright	Director	47

Brian D. Jellison has served as our President and Chief Executive Officer since November 6, 2001 when he first joined Roper and became Chairman of the Board of Directors on November 20, 2003, succeeding Mr. Key in those offices. From January 1998 to July 2001, Mr. Jellison was corporate executive vice president of Ingersoll-Rand Company, or IR. During this period, in addition to serving as executive vice president, Mr. Jellison held the following positions: president of the industrial sector, president of the infrastructure development sector, and president of IR Europe. From 1994 to 1998, he was a corporate vice president and head of IR’s architectural hardware business. From 1985 until 1994, he held several IR product line, division and group senior executive positions, with lead responsibility for the financial performance and supervision of a wide variety of global businesses. During his career at IR, Mr. Jellison assumed the principal responsibility for completing and integrating a variety of public and private new business acquisitions. He is a director of Champion Enterprises, Inc. and serves on its board and as chairman of its board audit and financial resources committee.

Michael W. Towe has been our Vice President and Chief Financial Officer since November 8, 2004. He served in various capacities for the General Electric Company between 1977 and 2004. From 2002 to 2004 he served as CFO within GE Equipment Services. From 1997 to 2002, when he assumed his current role, he served in senior financial roles, including CFO, within the Consumer Finance business unit of GE Capital. From 1991 to 1997, he served in CFO roles in Korea, China and Hong Kong. From 1977 to 1991, he served in financial roles of increasing responsibility in GE Motors, GE Lighting, GE Aerospace, GE Plastics and GE Capital.

Nigel W. Crocker has been our Vice President, Analytical Instrumentation since November 1996. From September 1995 until November 1996, he served as president of AMOT’s U.S. unit and from October 1991 until November 1996 he served as managing director of AMOT’s U.K. unit. Mr. Crocker served as managing director of Jiskoot Autocontrol Ltd. U.K., a control engineering company, from January 1990 until August 1991.

C. Thomas O’Grady has been our Vice President, Mergers and Acquisitions since April 2001. From April 1997 until April 2001, Mr. O’Grady served as corporate director of acquisitions for FMC Corporation and was responsible for heading the development and establishment of a variety of joint ventures and other corporate partnerships and for completing several new business acquisitions and financings for FMC’s machinery, chemical and airline services businesses on four continents. From December 1996 to March 1997, he was president of the affiliated FMC Development Corporation, which developed and launched a new financial services unit to support capital projects and other business opportunities in emerging markets, mainly Russia, Eastern Europe, Asia and Mexico. From June 1996 to November 1996, Mr. O’Grady was director of manufacturing for FMC’s energy and transportation group and from March 1993 until June 1996, was controller of that business unit.

Timothy J. Winfrey has been our Vice President since June 2002. From October 2001 until June 2002, he was president of Ingersoll-Rand Company’s commercial and retail air solutions business, prior to which from May 1999 he was vice president and general manager of IR’s reciprocating compressor division. From June 1996 until April 1999, Mr. Winfrey was first, director of corporate development and then general manager of the joint ventures and services business of Owens Corning, prior to which from July 1995 he was first, manager, strategic planning and then associate director, corporate development of the Eaton Corporation. Mr. Winfrey held various project management positions at British Petroleum from August 1990 until December 1994.

Benjamin W. Wood has been our Vice President since May 2003. Prior to joining us, he served for four years at IR in strategic planning, financial analysis and business development roles before becoming vice president of marketing for the infrastructure sector in 2000. Mr. Wood’s earlier experiences include 11 years in Asia in entrepreneurial and corporate roles for technology and software companies, including Managing Director of Datamatic.

W. Lawrence Banks has been a director since December 1991. He served as a director of Robert Fleming & Co., Limited, a British merchant banking firm, from 1974, and as its deputy chairman from April 1990, until March 1998 when he retired from that firm. Prior to his retirement he also served as chairman of its U.S. subsidiary Robert Fleming, Inc., a U.S. investment banking company.

Donald G. Calder has been a director since December 1981, our Vice President from December 1981 until May 1996 and our Treasurer from December 1991 to May 1993. Mr. Calder is president and director of G.L. Ohrstrom & Co., Inc., a privately held U.S. company, and was a partner of its predecessor, G.L. Ohrstrom & Co., from 1970 to October 1996. Mr. Calder is also a part-time employee of Roper. He is a director of Carlisle Companies Incorporated, Central Securities Corp., Brown-Forman Corp. and several privately owned companies.

David W. Devonshire has been a director since November 20, 2002. Since April 2002, he has served as executive vice president and chief financial officer of Motorola, Inc. From January 1998 to March 2002, he served as executive vice president and chief financial officer of Ingersoll-Rand Company, prior to which from July 1993 he served as senior vice president and chief financial officer of Owens Corning. Mr. Devonshire is also a director of ArvinMeritor, Inc.

John F. Fort III has been a director since December 1995. Since March 2003, he has served as an advisor director of Tyco International Ltd. Prior thereto, he was a director and was formerly its chairman (from December 1982 through January 1993) and chief executive officer (from December 1982 through July 1992) prior to his retirement in January 1993.

Derrick N. Key has been a director since December 1991. Mr. Key served as our Chairman from November 1994 through November 20, 2003. He was our Chief Executive Officer from December 1991 to November 2001 and was our President from February 1989 to November 2001. Mr. Key was a Vice President of Roper from June 1982 until February 1989, and president of Roper Pump Company, a Roper subsidiary, from November 1985 until November 1991. Mr. Key is currently a part-time employee of Roper. Since September

2002, Mr. Key has served as vice-chairman of the board of directors of G.L. Ohrstrom & Co., Inc. and is a director of several privately owned companies.

Wilbur J. Prezzano has been a director since September 1997. Following completion of a 32-year career at Eastman Kodak Company where he served in various executive capacities, Mr. Prezzano retired in January 1997 as its board vice-chairman and as chairman and president of its greater China region businesses. Mr. Prezzano served as a director of Eastman Kodak Company from May 1992 until his retirement. Mr. Prezzano is a director of TD Waterhouse Bank, N.A. and Lance, Inc.

Georg Graf Schall-Riaucour has been a director since January 1995. He has been general director of Wittelsbacher Ausgleichsfonds, a German foundation, since May 1994, prior to which since 1971 he was senior partner of the Munich, Germany law firm of Stever & Beiten. Mr. Schall-Riaucour is a director of several privately held U.S. companies.

Eriberto R. Scocimara has been a director since December 1991, and was earlier a Director from December 1981 to December 1984. Mr. Scocimara has been president and chief executive officer of the Hungarian-American Enterprise Fund, a privately-managed investment company, since April 1994, and he has been the president of Scocimara & Company, Inc., an investment management company, since 1984. Mr. Scocimara is a director of Carlisle Companies Incorporated, Quaker Fabric Corporation, Euronet Services, Inc. and several privately held companies.

Christopher Wright has been a director since December 1991. Mr. Wright is a director of Merifin Capital, Inc., an affiliate of a private European investment firm. From May 2000 through June 2003, Mr. Wright was chief executive officer of Dresdner Kleinwort Capital, the private equity arm of Dresdner Bank Group AG, Frankfurt, and from July 1998 through June 2003, he was a managing director of its affiliate, Dresdner Kleinwort Wasserstein. Since 1986, he has served on the boards of several privately owned companies and venture capital funds and is a director of Genaissance Pharmaceuticals, Inc., Lombard Risk Management PLC and I Document Systems plc. Mr. Wright is also a director of Mrs. Fields Holdings LLC and an advisory director of Campbell Lutyens & Co. Ltd., a private U.K. investment bank.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of our common stock as of November 15, 2004 for:

•	each stockholder known by us to own beneficially more than 5% of our outstanding shares of common stock,

•	each director,

•	our chief executive officer and each of our four other most highly compensated executive officers, and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after November 15, 2004 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

	Beneficial Ownership of Common Stock
Name of Beneficial Owner *	Number	Percent Before the Offering(1)		Percent After the Offering(1)
T. Rowe Price Associates, Inc.(2)	4,430,048	11.9%		10.7%
T. Rowe Price Mid-Cap Growth Fund, Inc.(3)	2,250,000	6.0%		5.4%
Franklin Advisory Services, LLC(4)	2,542,038	6.8%		6.1%
W. Lawrence Banks(5)	36,200	*	*	*	*
David W. Devonshire(5)	7,000	*	*	*	*
Donald G. Calder(5)(6)	289,763	*	*	*	*
John F. Fort III(5)(7)	35,700	*	*	*	*
Brian D. Jellison(5)	265,167	*	*	*	*
Derrick N. Key(5)	550,489	1.5%		1.3%
Wilbur J. Prezzano(5)	38,200	*	*	*	*
Georg Graf Schall-Riaucour(5)(8)	443,200	1.2%		1.1%
Eriberto R. Scocimara(5)(9)	65,054	*	*	*	*
Christopher Wright(5)	57,322	*	*	*	*
Nigel W. Crocker(5)	74,016	*	*	*	*
Michael W. Towe	15,000	*	*	*	*
C. Thomas O’Grady(5)	33,726	*	*	*	*
Timothy J. Winfrey(5)	28,666	*	*	*	*
Benjamin W. Wood(5)	10,666	*	*	*	*
All directors and executive officers as a group (15 persons)(10)	1,950,169	5.1%		4.6%

*	Each share beneficially owned continuously for at least four years is entitled to five votes per share. Therefore, the voting power of the persons listed above may significantly exceed the number of shares shown as beneficially owned either now or in the future. See “Description of Common Stock” in the accompanying prospectus.

**	Less than 1%.
(1)	As of November 15, 2004, there were 37,250,083 shares of our common stock outstanding. As of November 15, 2004 after giving effect to this offering, there would be 41,350,083 shares of our common stock outstanding.
(2)	The beneficial owner’s business address is 100 East Pratt Street, Baltimore, Maryland 21202; has no voting power with respect to 3,608,900 shares. Such shares include all shares beneficially owned by T. Rowe Price Mid-Cap Growth Fund, Inc. Such share information is included in reliance upon information provided by the beneficial owner as of November 15, 2004.
(3)	The beneficial owner’s business address is 100 East Pratt Street, Baltimore, Maryland 21202; has no disposition power with respect to all shares. All such shares also are included in the number of shares beneficially owned by T. Rowe Price Associates, Inc. Such share information is included in reliance upon information provided by the beneficial owner as of November 15, 2004.
(4)	The beneficial owner’s business address is One Parker Plaza, Ninth Floor, Fort Lee, New Jersey 07024 and has no voting power with respect to 3,000 shares. Such share information is included in reliance upon information provided to us by the beneficial owner as of September 30, 2004.
(5)	Includes 30,200 shares (Mr. Banks), 3,000 shares (Mr. Devonshire), 26,200 shares (Mr. Calder), 29,400 shares (Mr. Fort), 265,167 shares (Mr. Jellison), 118,111 shares (Mr. Key), 34,200 shares (Mr. Prezzano), 24,200 shares (Mr. Schall-Riaucour), 26,200 shares (Mr. Scocimara), 26,200 shares (Mr. Wright), 64,666 shares (Mr. Crocker), 32,999 shares (Mr. O’Grady), 28,666 shares (Mr. Winfrey) and 10,666 shares (Mr. Wood), subject to options exercisable within 60 days of November 15, 2004.
(6)	Includes (a) 12,600 shares owned by a family foundation of which Mr. Calder is president and a director, (b) 119,619 shares owned by Mr. Calder’s spouse and (c) 14,400 shares held by a trust with respect to which Mr. Calder is a co-trustee and shares voting and disposition powers. Mr. Calder disclaims any beneficial ownership interest in any shares owned by his spouse.
(7)	Includes 1,100 shares owned by Mr. Fort’s spouse as to which he disclaims any beneficial ownership.
(8)	Includes 399,000 shares owned by Wittelsbacher Ausgleichsfonds, a German foundation, of which Mr. Schall-Riaucour is General Director, and as such, is authorized to vote and dispose of such shares. Mr. Schall-Riaucour disclaims beneficial ownership of all such shares.
(9)	Includes 19,000 shares owned by Mr. Scocimara’s spouse as to all of which he disclaims any beneficial ownership.
(10)	Includes 719,875 shares subject to options exercisable within 60 days of November 15, 2004. Roper believes that approximately 763,895 of the shares held by its directors are entitled to five votes per share.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, as of September 30, 2004 we would have had 41,233,782 shares of common stock issued and outstanding and no shares of preferred stock outstanding. All shares of our common stock outstanding after this offering will be freely tradeable without restriction or further registration under the Securities Act unless held by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Unless otherwise registered under the Securities Act, sales of shares of our common stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144.

We have reserved for issuance 3,616,349 and 2,353,740 shares of our common stock reserved for issuance upon conversion of our senior subordinated convertible notes and outstanding options, respectively. These shares, if and when issued, will be registered and freely tradeable, subject to resale restrictions upon affiliates under Rule 144.

Lock-Up Agreements

We and our directors and executive officers have agreed, with certain exceptions including, with respect to our directors and executive officers, the ability to do cashless exercises of options and to fund taxes payable upon such exercises, and with respect to us, subject to restrictions, allowing us to issue common stock in connection with business combinations and strategic or other significant investments, including the shares issuable upon the exercise of options granted in connection with the acquisition of TransCore, not to sell or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus supplement, without the prior written consent of Merrill Lynch, on behalf of the underwriters. Please see “The Acquisition—Stock Options” for a discussion of stock options issuable to five TransCore executives in connection with the acquisition.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are subject to certain other requirements regarding the manner of sale, notice and availability of current public information about us.

Under Rule 144(k), a person who is not, and has not been at any time, one of our affiliates during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration of Shares Under Stock Option Plans

We have filed registration statements on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under our stock plans. When issued, these shares will be freely tradeable in the public market, subject to Rule 144 volume limitations applicable to affiliates and, in some cases, the expiration of the lock-up agreements discussed above.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. Except where noted, this summary deals only with a non-U.S. holder that holds our common stock as a capital asset.

For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not a partnership and is not any of the following for U.S. federal income tax purposes: (1) a citizen or resident of the U.S., (2) a corporation created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (a) its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income or estate tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal income or estate tax consequences to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation” or “passive foreign investment company”). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock or a partner in such a partnership, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisers concerning the particular U.S. federal tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the U.S. and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who is entitled to and wishes to claim the benefits of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (1) complete Internal Revenue Service, or IRS, Form W-8BEN (or successor form) and make certain certifications, under penalty of perjury, to establish its status as a non-U.S. person and its entitlement to treaty benefits or (2) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), (2) in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We believe we currently are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are or become a U.S. real property holding corporation, then if our common stock is regularly traded on an established securities market, only a non-U.S. holder who directly or indirectly holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions described in an underwriting agreement between us and the representatives of the underwriters named below, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Robert W. Baird & Co. Incorporated
Friedman, Billings, Ramsey & Co., Inc.
KeyBanc Capital Markets, A Division of McDonald Investments Inc.

Total	4,100,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $1.0 million and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 615,000 additional shares at the public offering price on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our directors and executive officers have agreed, with exceptions including, with respect to our directors and executive officers, the ability to do cashless exercises of options and to fund taxes payable upon such exercises, and with respect to us, subject to restrictions, allowing us to issue common stock in connection with business combinations and strategic or other significant investments, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “ROP.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Merrill Lynch acted as our exclusive financial advisor in connection with certain financing transactions and received customary fees and expenses for its services. In connection with the Transactions, we will enter into a new $955.0 million senior secured credit facility with affiliates of JPMorgan Chase Bank, as administrative agent, Wachovia Bank, National Association, Merrill Lynch and certain other lenders. Affiliates of other underwriters may also be lenders under this facility. Additionally, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Because more than 10% of the net proceeds of this offering may be received by affiliates of certain of the underwriters, this offering is being conducted in accordance with NASD Conduct Rule 2710(g).

LEGAL MATTERS

King & Spalding LLP will pass on certain legal matters for us, including the validity of the common stock offered by this prospectus supplement. Fried, Frank, Harris, Shriver & Jacobson LLP (a Delaware limited liability partnership), New York, New York, will pass on specified legal matters for the underwriters.

EXPERTS

The consolidated financial statements of Roper Industries, Inc. at December 31, 2003 and 2002, and for the twelve month periods ended December 31, 2003, October 31, 2002 and 2001 and the two month period ended December 31, 2002 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of TransCore Holdings, Inc. at January 31, 2003 and 2004, and for each of the three years in the period ended January 31, 2004, appearing in this prospectus supplement and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Page
Roper Industries, Inc. and Subsidiaries
Condensed Consolidated Statements of Earnings for the Nine Months ended September 30, 2004 and September 30, 2003 (unaudited)	F-2
Condensed Consolidated Balance Sheets as of September 30, 2004 (unaudited) and December 31, 2003	F-3
Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2004 and September 30, 2003 (unaudited)	F-4
Condensed Consolidated Statements of Changes in Stockholders’ Equity from December 31, 2003 through September 30, 2004 (unaudited)	F-5
Notes to Condensed Consolidated Financial Statements	F-6
Report of Independent Registered Public Accounting Firm	F-13
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-14
Consolidated Statements of Earnings for the Twelve Months ended December 31, 2003, Two Months ended December 31, 2002, and the Twelve Months ended October 31, 2002 and 2001	F-15

Consolidated Statements of Stockholders’ Equity and Comprehensive Earnings for the Twelve Months ended December 31, 2003, Two Months ended December 31, 2002, and the Twelve Months ended October 31, 2002, and 2001

F-16
Consolidated Statements of Cash Flows for the 12 months ended December 31, 2003, 2 months ended December 31, 2002, and the 12 months ended October 31, 2002, and 2001	F-17
Notes to Consolidated Financial Statements	F-18
TransCore Holdings, Inc.
Condensed Consolidated Balance Sheets as of October 31, 2004 (unaudited) and January 31, 2004	F-45
Condensed Consolidated Statements of Operations for the Nine Months ended October 31, 2004 and October 31, 2003 (unaudited)	F-46
Condensed Consolidated Statements of Cash Flows for the Nine Months ended October 31, 2004 and October 31, 2003 (unaudited)	F-47
Notes to Condensed Consolidated Financial Statements	F-48
Report of Independent Registered Public Accounting Firm	F-56
Consolidated Balance Sheets as of January 31, 2003 and January 31, 2004	F-57
Consolidated Statements of Operations for the fiscal years ended January 31, 2002, 2003 and 2004	F-58
Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity from January 31, 2001 through January 31, 2004	F-59
Consolidated Statements of Cash Flows for the fiscal years ended January 31, 2002, 2003 and 2004	F-61
Notes to Consolidated Financial Statements	F-62

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (unaudited)

(in thousands, except per share data)

	Nine Months Ended September 30,
	2004	2003
Net sales	$693,215	$487,562
Cost of sales	348,191	230,504

Gross profit	345,024	257,058
Selling, general and administrative expenses	225,924	178,262

Income from operations	119,100	78,796
Interest expense	21,066	12,653
Other income/(expense)	18	(195)

Earnings from continuing operations before income taxes	98,052	65,948
Income taxes	28,986	19,784

Earnings from continuing operations	69,066	46,164
Loss from discontinued operations, net of tax	—	2,822
Net earnings	$69,066	$43,342

Net earnings per share:
Basic:
Earnings from continuing operations	$1.87	$1.47
Loss from discontinued operations	—	(0.06)

Net Earnings	$1.87	$1.38

Diluted:
Earnings from continuing operations	$1.84	$1.45
Loss from discontinued operations	—	(0.09)

Net Earnings	$1.84	$1.36

Weighted average common shares outstanding:
Basic	36,870	31,482
Diluted	37,474	31,844

Dividends declared per common share	$0.28875	$0.26250

See accompanying notes to condensed consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands)

	September 30, 2004	December 31, 2003
ASSETS:
Cash and cash equivalents	$102,416	$70,234
Accounts receivable, net	169,592	150,856
Inventories	109,316	107,082
Deferred taxes	20,671	33,314
Other current assets	9,019	19,706

Total current assets	411,014	381,192
Property, plant and equipment, net	74,189	78,461
Goodwill	739,418	711,158
Other intangible assets, net	297,015	298,669
Deferred taxes	10,828	6,034
Other noncurrent assets	40,674	39,481

Total assets	$1,573,138	$1,514,995

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Accounts payable	$46,165	$45,412
Accrued liabilities	80,012	93,523
Deferred taxes	1,640	1,639
Current portion of long-term debt	20,951	20,923

Total current liabilities	148,768	161,497
Long-term debt	594,746	630,186
Deferred taxes	55,426	50,187
Other liabilities	18,692	17,344

Total liabilities	817,632	859,214

Common stock	383	372
Additional paid-in capital	333,989	293,461
Unearned compensation on restricted stock	(473)	(59)
Retained earnings	394,908	336,520
Accumulated other comprehensive earnings	49,931	48,989
Treasury stock	(23,232)	(23,502)

Total stockholders’ equity	755,506	655,781

Total liabilities and stockholders’ equity	$1,573,138	$1,514,995

See accompanying notes to condensed consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands)

	Nine Months Ended September 30,
	2004	2003
Cash flows from operating activities:
Net earnings	$69,066	$43,342
Depreciation	13,437	8,556
Amortization	16,390	3,550
Other, net	2,666	2,322

Cash provided by operating activities	101,559	57,770
Cash flows from investing activities:
Business acquisitions, net of cash acquired	(51,861)	(1,654)
Capital expenditures	(8,108)	(8,084)
Other, net	(3,521)	(1,969)

Cash used in investing activities	(63,490)	(11,707)
Cash flows from financing activities:
Debt payments, net	(34,954)	(45,800)
Issuance of common stock	28,873	—
Dividends	(10,678)	(8,284)
Other, net	10,876	5,340

Cash used in financing activities	(5,883)	(48,744)
Effect of foreign currency exchange rate changes on cash	(4)	1,921

Net increase/(decrease) in cash and cash equivalents	32,182	(760)
Cash and cash equivalents, beginning of period	70,234	15,270

Cash and cash equivalents, end of period	$102,416	$14,510

See accompanying notes to condensed consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(in thousands)

	Common Stock	Additional Paid-in Capital	Unearned Compensation on Restricted Stock Earnings	Retained Earnings	Accumulated other comprehensive Earnings	Treasury Stock	Total
Balances at December 31, 2003	$372	$293,461	$(59)	$336,520	$48,989	$(23,502)	$665,781
Net earnings	—	—	—	69,066	—	—	69,066
Stock option transactions	5	10,340	—	—	—	—	10,345
Treasury stock sold	—	370	—	—	—	270	640
Currency translation adjustments	—	—	—	—	942	—	942
Restricted stock grants	—	945	(414)	—	—	—	531
Issuance of common stock	6	28,873	—	—	—	—	28,879
Dividends declared	—	—	—	(10,678)	—	—	(10,678)

Balances at September 30, 2004	$383	$333,989	$(473)	$394,908	$49,931	$(23,232)	$755,506

See accompanying notes to condensed consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2004

1.    Basis of Presentation

The accompanying condensed consolidated financial statements for the nine-month periods ended September 30, 2004 and 2003 are unaudited. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows of Roper Industries, Inc. and its subsidiaries (“Roper” or the “Company”) for all periods presented.

Certain reclassifications have been made to previously reported information to conform to the current presentation.

Roper’s management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Actual results could differ from those estimates.

The results of operations for the nine-month periods ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year. You should read these unaudited condensed consolidated financial statements in conjunction with Roper’s consolidated financial statements and the notes thereto included in its 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

2.    Earnings Per Share

Basic earnings per share are calculated by dividing net earnings (there were no adjustments necessary to determine earnings available to common shares) by the weighted average number of common shares outstanding during the period. Diluted earnings per share included the dilutive effect of common stock equivalents outstanding during the period. Common stock equivalents consisted of stock options.

The FASB issued SFAS No. 148 — “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends certain disclosure requirements of Statement 123. Currently, Roper has chosen not to adopt the accounting provisions of SFAS 123; however, as permitted by SFAS 123, the Company continues to apply intrinsic value accounting for its stock option plans under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” Roper’s pro forma net earnings and pro forma earnings per share based upon the fair value at the grant dates for awards under the Company’s plans are disclosed below.

If the Company had elected to recognize compensation expense based upon the fair value at the grant dates for awards under these plans, the Company’s pro forma net income and income per share would have been approximately as presented below.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004

	Nine Months Ended September 30,
	2004	2003
Net earnings, as reported (in thousands)	$69,066	$43,342
Add: Total additional stock based compensation included in net income	532	59
Deduct: Total additional stock based compensation cost, net of tax	8,460	3,397

Net earnings Pro forma (in thousands)	$61,138	$40,004

Net Earnings per share, as reported:
Basic	$1.87	$1.38
Diluted	1.84	1.36
Net Earnings per share, Pro forma:
Basic	$1.66	$1.27
Diluted	1.63	1.26

3.    Comprehensive Earnings

Comprehensive earnings include net earnings and all other non-owner sources of changes in net assets. Comprehensive earnings (in thousands) for the nine months ended September 30, 2004 and 2003 were $70,008 and $63,295, respectively. The differences between net earnings and comprehensive earnings were currency translation adjustments. Income taxes have not been provided on currency translation adjustments.

4.    Inventories

	September 30, 2004	December 31, 2003
	(in thousands)
Raw materials and supplies	$76,264	$72,259
Work in process	17,419	17,158
Finished products	41,758	42,841
Other inventory reserves	(24,801)	(23,852)
LIFO reserve	(1,324)	(1,324)

	$109,316	$107,082

5.    Goodwill

	Instrumentation	Industrial Technology	Energy Systems & Controls	Scientific & Industrial Imaging	Total
	(in thousands)
Balances at December 31, 2003	$224,026	$284,745	$81,501	$120,886	$711,158
Additions	—	203	24,641	2,703	27,547
Currency translation adjustments	(88)	117	(54)	738	713

Balances at September 30, 2004	$223,938	$285,065	$106,088	$124,327	$739,418

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004

The increase in goodwill in the Energy Systems and Controls segment relates to the acquisition of the power generation business of R/D Tech which closed on June 7, 2004. The purchase price was approximately $39,000 with gross assets of approximately $15,000 and gross liabilities of approximately $500.

6.    Other intangible assets, net

	Cost	Accumulated Amort.	Net Book Value
	(in thousands)
Assets subject to amortization:
Existing customer base	$230,721	$(13,100)	$217,621
Unpatented technology	1,980	(606)	1,374
Software	26,171	(5,318)	20,853
Patents and other protective rights	8,337	(5,008)	3,329
Trade secrets	6,202	(1,241)	4,961
Sales order backlog	500	(500)	—
Assets not subject to amortization:
Trade names	48,878	—	48,878

Balances at September 30, 2004	$322,789	$(25,774)	$297,015

Amortization expense of other intangible assets was $13,861 and $3,550 during the nine months ended September 30, 2004 and 2003, respectively.

7.    Contingencies

Roper, in the ordinary course of business, is the subject of, or a party to, various pending or threatened legal actions, including those pertaining to product liability and employment practices. It is vigorously contesting all lawsuits that, in general, are based upon claims of the kind that have been customary over the past several years. Based upon Roper’s past experience with resolution of its product liability and employment practices claims and the limits of the primary, excess, and umbrella liability insurance coverages that are available with respect to pending claims, management believes that adequate provision has been made to cover any potential liability not covered by insurance, and that the ultimate liability, if any, arising from these actions should not have a material adverse effect on the consolidated financial position, results of operations or cash flows of Roper.

Over recent years there has been a significant increase in certain U.S. states in asbestos-related litigation claims against numerous industrial companies. Roper or its subsidiaries have been named defendants in some such cases. No significant resources have been required by Roper to respond to these cases and Roper believes it has valid defenses to such claims and, if required, intends to defend them vigorously. Given the state of these claims it is not possible to determine the potential liability, if any.

The Company’s financial statements include accruals for potential product liability and warranty claims based on the Company’s claims experience. Such costs are accrued at the time revenue is recognized. A summary

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004

of the Company’s warranty accrual activity for the nine months ended September 30, 2004 is presented below (in thousands).

Balance at December 31, 2003	$5,014
Additions charged to costs and expenses	4,305
Deductions	(4,233)
Other	173

Balance at September 30, 2004	$5,259

8.    Industry Segments

Sales and operating profit by industry segment are set forth in the following table (dollars in thousands):

	Nine Months Ended September 30,
	2004	2003	Change
Net sales:
Instrumentation	$149,578	$130,445	14.7%
Industrial Technology	294,814	126,816	132.5
Energy Systems & Controls	111,145	105,260	5.6
Scientific & Industrial Imaging	137,678	125,041	10.1

Total	$693,215	$487,562	42.2%

Gross profit:
Instrumentation	$85,809	$76,223	12.6%
Industrial Technology	124,371	58,576	112.3
Energy Systems & Controls	58,059	55,253	5.1
Scientific & Industrial Imaging	76,785	67,006	14.6

Total	$345,024	$257,058	34.2%

Operating profit*:
Instrumentation	$27,063	$21,042	28.6%
Industrial Technology	59,862	27,586	117.0
Energy Systems & Controls	21,467	19,591	9.6
Scientific & Industrial Imaging	22,648	20,796	8.9

Total	$131,040	$89,015	47.2%

*	Operating profit is before unallocated corporate general and administrative expenses. Such expenses were $11,940 and $10,219 for the nine months ended September 30, 2004 and 2003, respectively.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004

9.    Discontinued Operations

During the transition period ended December 31, 2002, the Company formalized its decision to offer for sale the Petrotech operation. Petrotech was subsequently sold on August 31, 2003. Accordingly, related operating results reported as discontinued operations are outlined as follows (amounts in thousands):

	Nine Months Ended September 30,
	2004	2003
Net sales	$—	$4,304
Loss before income taxes	—	(2,671)
Income tax benefit/(expense)	—	(151)

Loss on discontinued operations	$—	$(2,822)

The Petrotech operation was previously reported in the Company’s Energy Systems and Controls segment. The accompanying financial statements have been restated to conform to discontinued operations treatment for all historical periods presented.

10.    Recently Released Accounting Pronouncements

In January 2004, the FASB issued FASB Staff Position No. FAS 106-1 (“FSP 106-1”) “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which provides temporary guidance concerning the recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003. SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” requires presently enacted changes in laws that will take effect in future periods to be taken into account in measuring current period postretirement benefit cost and the accumulated projected benefit obligation. The implementation of FSP 106-1 had no material impact on the Company.

The Emerging Issues Task Force issued EITF 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share,” effective for periods ending after March 31, 2004, regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The Company does not have securities subject to the provisions of EITF 03-06 and, as such, the implementation of EITF 03-06 had no material impact on the Company’s financial statements.

The EITF reached final consensus on EITF 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share,” which will require convertible debt with a market price contingency to be included in diluted EPS calculations. The consensus should be applied to reporting periods ending after December 15, 2004. Management is in the process of assessing the implications of this new standard for the Company.

11.    Restricted Stock

In June 2004, restricted stock awards for a total of 16,000 shares and a deferred stock award for 2,000 shares were awarded to the Company’s non-management directors under the Company’s equity compensation plans in which these directors participate. The restrictions on 50% of the restricted stock awards to a director will

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004

lapse upon his continuous service for six months following the grant, and the restrictions on the remaining 50% upon his continuous service for one year following the grant. Similarly, 50% of the deferred stock award will vest upon continuous service for six months and the remaining 50% will vest upon one year of continuous service. Directors who received restricted stock will have voting rights and receive dividends, but the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. The deferred stock award shares will be issued without restrictions upon the completion of the applicable continuous service periods. A director who terminates his service before the applicable restricted or continuous service periods run will forfeit the right to receive the corresponding shares.

The fair value of the shares awarded by the restricted stock and deferred stock awards on the date of grant is amortized ratably over the vesting period. Unearned compensation on the June 2004 grant of the awards of $945,180 was recorded based on the market value of the shares on the date of grant and is generally being amortized over one year. The unamortized balance of unearned compensation on the awards is included as a separate component of stockholders’ equity.

Compensation expense of $531,592 was recorded during the nine months ended September 30, 2004 for restricted stock awards.

12.    Senior Subordinated Convertible Notes

In December, 2003, Roper issued $230 million of 3.75% subordinated convertible notes due 2034 at an original issue discount of 60.498% (the “Convertible Notes”). The Convertible Notes are subordinated in right of payment to all of our existing and future senior debt. Interest on the notes is payable semiannually on July 15 and January 15 until the year 2009. After that date, we will not pay cash interest on the notes prior to maturity unless contingent cash interest becomes payable. Instead, after January 15, 2009, interest will be recognized at the effective rate of 3.75% and will represent accrual of original issue discount, excluding any contingent cash interest that may become payable. We will pay contingent cash interest to the holders of the notes during any six month period commencing after January 15, 2009 if the average trading price of a note for a five trading day measurement period preceding the applicable six month period equals 120% or more of the sum of the issue price, accrued original issue discount and accrued cash interest, if any, for such note. The contingent cash interest payable per note in respect of any six month period will equal the annual rate of 0.25%. Holders may convert their notes into 6.211 shares of our common stock, subject to adjustment, only (1) if the sale price of our common stock reaches, or the trading price of the notes falls below, specified thresholds, (2) if the notes are called for redemption, or (3) if specified corporate transactions have occurred. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or common stock or a combination of cash and common stock. Holders may require us to purchase all or a portion of their notes on January 15, 2009 at a price of $395.02 per note, on January 15, 2014 at a price of $475.66 per note, on January 15, 2019 at a price of $572.76 per note, on January 15, 2024 at a price of $689.68 per note, and on January 15, 2029 at a price of $830.47 per note, in each case plus accrued cash interest, if any, and accrued contingent cash interest, if any. We may only pay the purchase price of such notes in cash and not in common stock. In addition, if we experience a change in control, each holder may require us to purchase for cash all or a portion of such holder’s notes at a price equal to the sum of the issue price plus accrued original issue discount for non-tax purposes, accrued cash interest, if any, and accrued contingent cash interest, if any, to the date of purchase.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004

13.    Subsequent Event

On October 6, 2004, the Company entered into a definitive agreement to acquire TransCore Holdings, Inc. from an investor group led by KRG Capital Partners, L.L.C. in a transaction valued at approximately $600 million. The acquisition is expected to close in the fourth quarter of 2004.

The Company has received commitments from JPMorgan Chase Bank and Wachovia Bank, N.A. for a senior secured credit facility consisting of term loans and a revolving credit line, which will result in lower LIBOR spreads and an improved maturity structure. In addition, the Company plans to raise approximately $250 million of cash through the issuance of common stock. The Company expects to record a non-cash charge of approximately $5-6 million, net of tax, in the fourth quarter of 2004 to write-off deferred costs in connection with its existing senior credit facility.

Consummation of the new credit facility is subject to the negotiation and execution of definitive loan documentation and customary closing conditions. The actual components of the financing plan and the terms of the financings are subject to certain conditions in the commitment letter and prevailing market conditions at the time of the closing and may, as a result, be different from described above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders

of Roper Industries, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Roper Industries, Inc. and its subsidiaries at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for the twelve month periods ended December 31, 2003, October 31, 2002 and October 31, 2001 and the two month period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, Roper Industries, Inc. changed the manner in which it accounts for goodwill and other intangible assets as of November 1, 2001.

Atlanta, Georgia

March 11, 2004

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

(in thousands, except per share data)

	2003	2002
Assets
Cash and cash equivalents	$70,234	$15,270
Accounts receivable, net	150,856	117,984
Inventories	107,082	92,681
Deferred taxes	33,314	12,066
Other current assets	19,706	4,451
Assets held for sale	—	5,113

Total current assets	381,192	247,565

Property, plant and equipment, net	78,461	50,410
Goodwill	711,158	464,664
Other intangible assets, net	298,669	37,253
Deferred taxes	6,034	6,252
Other assets	39,481	18,822

Total assets	$1,514,995	$824,966

Liabilities and Stockholders’ Equity
Accounts payable	$45,412	$28,380
Accrued liabilities	93,523	60,924
Liabilities related to assets held for sale	—	2,477
Income taxes payable	—	7,563
Deferred taxes	1,639	1,083
Current portion of long-term debt	20,923	20,917

Total current liabilities	161,497	121,344
Long-term debt	630,186	308,684
Deferred taxes	50,187	2,078
Other liabilities	17,344	11,879

Total liabilities	859,214	443,985

Stockholders’ equity:
Preferred stock, $0.01 par value per share; 1,000 shares authorized; none outstanding	—	—
Common stock, $0.01 par value per share; 80,000 shares authorized; 37,226 shares issued and 36,042 outstanding at December 31, 2003 and 32,600 shares issued and 31,370 outstanding at December 31, 2002	372	326
Additional paid-in capital	293,402	89,264
Retained earnings	336,520	303,101
Accumulated other comprehensive earnings	48,989	12,692
Treasury stock 1,184 shares at December 31, 2003 and 1,230 shares at December 31, 2002	(23,502)	(24,402)

Total stockholders’ equity	655,781	380,981

Total liabilities and stockholders’ equity	$1,514,995	$824,966

See accompanying notes to consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

(Dollar and share amounts in thousands, except per share data)

	12 Months Ended December 31, 2003	2 Months Ended December 31, 2002	12 Months Ended October 31, 2002	12 Months Ended October 31, 2001
Net sales	$657,356	$83,885	$617,462	$562,955
Cost of sales	311,218	42,320	283,707	258,205

Gross profit	346,138	41,565	333,755	304,750
Selling, general and administrative expenses	238,038	36,997	218,210	203,884

Income from operations	108,100	4,568	115,545	100,866
Interest expense	16,384	2,978	18,506	15,917
Euro debt currency exchange loss	—	—	4,093	—
Loss on extinguishment of debt	25,054	—	—	—
Other income (expense)	(372)	179	3,381	3,916

Earnings from continuing operations before income taxes and change in accounting principle	66,290	1,769	96,327	88,865
Income taxes	18,229	529	29,889	31,450

Earnings from continuing operations before change in accounting principle	48,061	1,240	66,438	57,415
Loss from discontinued operations, net of taxes	2,822	387	415	1,576
Goodwill impairment, net of taxes of $11,130	—	—	(25,970)	—

Net earnings	$45,239	$853	$40,053	$55,839

Earnings per share:
Basic:
Earnings from continuing operations before change in accounting principle	$1.52	$0.04	$2.13	$1.87
Loss from discontinued operations	(.09)	(.01)	(.01)	(.05)
Goodwill adjustment effective November 1, 2001	—	—	(0.84)	—

Net earnings	$1.43	$0.03	$1.28	$1.82

Diluted:
Earnings from continuing operations before change in accounting principle	$1.50	$0.04	$2.09	$1.82
Loss from discontinued operations	(.09)	(.01)	(.01)	(.05)
Goodwill adjustment effective November 1, 2001	—	—	(0.82)	—

Net earnings	$1.41	$0.03	$1.26	$1.77

Weighted average common shares outstanding:
Basic	31,575	31,356	31,210	30,758
Diluted	31,992	31,854	31,815	31,493

See accompanying notes to consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE EARNINGS

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

(in thousands, except per share data)

	Common Stock		Additional Paid-in Capital	Unearned Compensation on Restricted Stock Grants	Retained Earnings	Accumulated Other Comprehensive Earnings	Treasury Stock	Total Stockholders Equity	Compre- hensive Earnings
	Shares	Amount
Balances at October 31, 2000	30,599	$319	$75,117	$—	$228,652	$(8,913)	$(24,984)	$270,191	$42,537

Net earnings	—	—	—	—	55,839	—	—	55,839	$55,839
Stock option transactions	272	2	5,293	—	—	—	—	5,295	—
Treasury stock sold	8	—	100	—	—	—	157	257	—
Currency translation adjustments	—	—	—	—	—	1,156	—	1,156	1,156
Dividends declared ($0.30 per share)	—	—	—	—	(9,232)	—	—	(9,232)	—

Balances at October 31, 2001	30,879	321	80,510	—	275,259	(7,757)	(24,827)	323,506	$56,995

Net earnings	—	—	—	—	40,053	—	—	40,053	$40,053
Stock option transactions	462	5	8,096	—	—	—	—	8,101	—
Incentive bonus plan transactions	11	—	325	—	—	—	210	535	—
Treasury stock sold	11	—	222	—	—	—	215	437	—
Currency translation adjustments	—	—	—	—	—	13,697	—	13,697	13,697
Dividends declared ($0.33 per share)	—	—	—	—	(10,317)	—	—	(10,317)	—

Balances at October 31, 2002	31,363	326	89,153	—	304,995	5,940	(24,402)	376,012	$53,750

Net earnings	—	—	—	—	853	—	—	853	$853
Stock option transactions	7	—	111	—	—	—	—	111	—
Treasury stock sold	—	—	—	—	—	—	—	—	—
Currency translation adjustments	—	—	—	—	—	6,752	—	6,752	6,752
Dividends declared ($0.0875 per share)	—	—	—	—	(2,747)	—	—	(2,747)	—

Balances at December 31, 2002	31,370	326	89,264	—	303,101	12,692	(24,402)	380,981	$7,605

Net earnings	—	—	—	—	45,239	—	—	45,239	$45,239
Stock option transactions	427	4	8,733	—	—	—	—	8,737	—
Treasury stock sold	11	—	147	—	—	—	226	373	—
Currency translation adjustments	—	—	—	—	—	36,297	—	36,297	36,297
Restricted Stock Grants	—	—	475	(59)	—	—	—	416
Stock issued in DAP Canada purchase	34		958	—	—	—	674	1,632	—
Secondary stock offering	4,200	42	191,518	—	—	—	—	191,560	—
Stock option tax benefit	—		2,366	—	—	—	—	2,366	—
Dividends declared ($0.35875 per share)	—	—	—	—	(11,820)	—	—	(11,820)	—

Balances at December 31, 2003	36,042	$372	$293,461	$(59)	$336,520	$48,989	$(23,502)	$655,781	$81,536

See accompanying notes to consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

(in thousands)

	12 Months Ended December 31, 2003	2 Months Ended December 31, 2002	12 Months Ended October 31,
			2002	2001
Cash flows from operating activities:
Net earnings	$45,239	$853	$40,053	$55,839
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortization of property, plant and equipment	11,540	1,943	11,600	9,838
Amortization of intangible assets	4,838	677	3,731	16,871
Goodwill transitional impairment, net of tax	—	—	25,970	—
Changes in operating assets and liabilities, net of acquired businesses:
Accounts receivable	(16,193)	16,395	5,499	7,027
Inventories	5,300	(3,657)	10,557	4,466
Accounts payable and accrued liabilities	4,222	(14,722)	(4,407)	7,628
Income taxes payable	(1,873)	(311)	6,723	1,725
Note receivable—supplier financing	15,279	5,093	(11,710)	(8,451)
Other, net	2,941	1,110	(1,258)	7,496

Cash provided by operating activities	71,293	7,381	86,758	102,439

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(492,510)	—	(82,813)	(170,180)
Capital expenditures	(10,422)	(658)	(7,738)	(7,432)
Other, net	(4,664)	(396)	(1,871)	906

Cash used in investing activities	(507,596)	(1,054)	(92,422)	(176,706)

Cash flows from financing activities:
Proceeds from notes payable and long-term debt	940,825	—	76,621	146,125
Principal payments on notes payable and long-term debt	(641,988)	(4,185)	(74,363)	(62,815)
Cash dividends to stockholders	(11,738)	—	(10,317)	(9,232)
Issuance of common stock	191,560	—	—	—
Treasury stock sales	230	—	972	257
Proceeds from stock option exercises, net	9,130	114	7,867	4,531

Cash provided by/(used in) financing activities	488,019	(4,071)	780	78,866

Effect of exchange rate changes on cash	3,248	592	887	239

Net increase (decrease) in cash and cash equivalents	54,964	2,848	(3,997)	4,838
Cash and cash equivalents, beginning of year	15,270	12,422	16,419	11,581

Cash and cash equivalents, end of year	$70,234	$15,270	$12,422	$16,419

Supplemental disclosures:
Cash paid for:
Interest	$17,827	$5,967	$18,695	$16,102

Income taxes, net of refunds received	$24,186	$644	$22,940	$28,875

Noncash investing activities:
Net assets of businesses acquired:
Fair value of assets, including goodwill	$575,394	$—	$92,660	$184,158
Liabilities assumed	(82,884)	$—	(9,847)	(13,978)

Cash paid, net of cash acquired	$492,510	$—	$82,813	$170,180

See accompanying notes to consolidated financial statements.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

1.    Summary of Accounting Policies

Basis of Presentation—These financial statements present consolidated information for Roper Industries, Inc. and its subsidiaries (“Roper” or the “Company”). All significant intercompany accounts and transactions have been eliminated.

Reclassifications—Certain reclassifications of prior year information were made to conform with the current presentation.

Nature of the Business—Roper is a diversified industrial company that designs, manufactures and distributes energy systems and controls, scientific and industrial imaging products and software, industrial technology products and instrumentation products and services. These products and services are marketed to selected segments of a broad range of markets including water and wastewater, oil and gas, research, power generation, medical, semiconductor, refrigeration, automotive and general industry.

Discontinued Operations—During the first quarter of the fiscal year ended October 31, 2003, the Company decided to offer for sale the Petrotech operation. The accompanying financial statements have been restated to conform to discontinued operations treatment for all periods presented. See footnote 16 for additional disclosure.

Accounts Receivable—Accounts receivable were stated net of an allowance for doubtful accounts of $4,498,000 and $3,829,000 at December 31, 2003 and 2002, respectively. Outstanding accounts receivable balances are reviewed periodically, and allowances are provided at such time that management believes reasonable doubt exists that such balances will be collected within a reasonable period of time.

Cash and Cash Equivalents—Roper considers highly liquid financial instruments with remaining maturities at acquisition of three months or less to be cash equivalents. At December 31, 2003 and 2002, Roper had no cash equivalents.

Earnings per Share—Basic earnings per share were calculated using net earnings and the weighted average number of shares of common stock outstanding during the respective year. Diluted earnings per share were calculated using net earnings and the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the respective year. Common stock equivalents consisted of stock options, and the effects of common stock equivalents were determined using the treasury stock method.

As of and for the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001, there were 634,000, 672,000, 345,000 and 107,000 outstanding stock options that were not included in the determination of diluted earnings per share because doing so would have been antidilutive.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

Fair Value of Financial Instruments—Roper’s long-term debt at December 31, 2003 included $230 million of fixed-rate term notes which were not materially different than prevailing market rates. Most of Roper’s other borrowings at December 31, 2003 were at various interest rates that adjust relatively frequently under its $625 million credit facility. The fair value for each of these borrowings at December 31, 2003 was estimated to be the face value of these borrowings.

Foreign Currency Translation—Assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar were translated at the exchange rate in effect at the balance sheet date, and revenues and expenses were translated at average exchange rates for the period in which those entities were included in Roper’s financial results. Translation adjustments are reflected as a component of other comprehensive earnings.

Impairment of Long-Lived Assets—The company determines whether there has been an impairment of long-lived assets, excluding goodwill and identifiable intangible assets that are determined to have indefinite useful economic lives, when certain indicators of impairment are present. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future gross, undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to market value is required. Future adverse changes in market conditions or poor operating results of underlying long-lived assets could result in losses or an inability to recover the carrying value of the long-lived assets that may not be reflected in the assets’ current carrying value, thereby possibly requiring an impairment charge in the future.

Income Taxes—Roper is a U.S.-based multinational company and the calculation of its worldwide provision for income taxes requires analysis of many factors, including income tax structures that vary from country to country, and the United States’ treatment of non-U.S. earnings. Roper has provided for U.S. income taxes for deferred taxes on undistributed earnings of non-U.S. subsidiaries that are not expected to be permanently reinvested in such companies. There has been no provision for U.S. income taxes for the remaining undistributed earnings of approximately $18 million at December 31, 2003, because Roper intends to reinvest these earnings indefinitely in operations outside the United States. If such earnings were distributed, incremental U.S. taxes of approximately $6 million would accrue after utilization of U.S. tax credits.

Certain assets and liabilities have different bases for financial reporting and income tax purposes. Deferred income taxes have been provided for these differences.

Goodwill and Other Intangibles—Prior to Roper’s adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill was amortized on a straight-line basis over periods that ranged from 5 to 40 years. Roper accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. SFAS 142 requires companies to cease amortizing goodwill that existed at June 30, 2001 and establishes a two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). Roper conducts this review for all of its reporting units during the fourth quarter of the fiscal year. The transitional impairment that resulted from Roper’s adoption of this standard on November 1, 2002 has been reported as a change in accounting principle—see Note 5. No impairment resulted from the annual review performed in 2003. SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

Inventories—Inventories are valued at the lower of cost or market. Cost is determined using either the first-in, first-out method or the last-in, first-out method (“LIFO”). Inventories valued at LIFO cost comprised 9% and 11% of consolidated inventories at December 31, 2003 and 2002, respectively.

Any LIFO decrements recorded during any of the periods ended December 31, 2003 were immaterial to Roper’s Consolidated Financial Statements for that period.

Other Comprehensive Earnings—Comprehensive earnings includes net earnings and all other non-owner sources of changes in a company’s net assets. The differences between net earnings and comprehensive earnings for Roper during the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001were currency translation adjustments. Income taxes have not been provided on currency translation adjustments.

Property, Plant and Equipment and Depreciation and Amortization—Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using principally the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20-30 years
Machinery	8-12 years
Other equipment	3-5 years

Capitalized Software—Effective January 1, 1999, the Company adopted Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Among other provisions, SOP 98-1 requires that entities capitalize certain internal-use software costs once certain criteria are met. Under SOP 98-1, overhead, general and administrative and training costs are not capitalized.

Recently Released Accounting Pronouncements—The Company adopted SFAS No. 143—“Accounting for Asset Retirement Obligations” as of November 1, 2002. There was no material impact to the company related to this new statement.

The Company adopted FASB Interpretation No. 45—“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” as of January 1, 2003. This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company has no new guarantees after December 31, 2002 requiring the measurement provisions of this Interpretation.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” An entity is subject to the consolidation rules of FIN 46 and is referred to as a variable interest entity (“VIE”) if the entity’s equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its operations without additional financial support. FIN 46 applies immediately to all VIEs created after January 31, 2003 and is effective as of December 31, 2003 for any VIEs deemed to be special purpose entities (“SPEs”) created prior to February 1, 2003. The FASB issued a revision to FIN 46 (“FIN 46-R”) in December 2003. FIN 46-R is effective for the interim period ended March 31, 2004 for all new or existing VIEs. The Company is not required to adopt FIN 46 since it has no SPEs. The

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

Company will implement the provisions of FIN 46-R in the first quarter of fiscal year 2004, and is evaluating the effect this Interpretation will have on the Company’s financial statements.

The FASB issued SFAS No. 148—“Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123” which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends certain disclosure requirements of Statement 123. Currently, Roper has chosen not to adopt the accounting provisions of SFAS 123; however, as permitted by SFAS 123, the Company continues to apply intrinsic value accounting for its stock option plans under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.”

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with some exceptions for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 on July 1, 2003 had no impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which modifies the accounting for certain financial instruments. SFAS No. 150 requires that these financial instruments be classified as liabilities and applies immediately for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 on July 1, 2003 had no impact on the consolidated financial statements.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The new SFAS No. 132 requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans, of which certain disclosures are not required until 2004. The Company has adopted the disclosure requirements that were effective for 2003.

In January 2004, the FASB issued FASB Staff Position No. FAS 106-1 (“FSP 106-1”) “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which provides temporary guidance concerning the recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” requires presently enacted changes in laws that will take effect in future periods to be taken into account in measuring current period postretirement benefit cost and the accumulated projected benefit obligation (“APBO”). FSP 106-1 allows companies that sponsor affected postretirement benefit plans to elect to defer recognizing the effects of the Act on postretirement benefit expense and on the APBO pursuant to SFAS No. 106. The Company has elected to defer accounting for the effects of the Act until 2004.

In November 2002, the EITF issued a final consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. EITF Issue No. 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

Companies may also elect to apply the provisions of EITF Issue No. 00-21 to existing arrangements and record the income statement impact as the cumulative effect of a change in accounting principle. The Company has adopted EITF Issue No. 00-21 prospectively for contracts beginning after June 30, 2003.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition,” which clarifies existing SEC guidance regarding revenues for contracts that contain multiple deliverables to make it consistent with EITF Issue No. 00-21. The adoption of SAB 104 did not have a material effect on the Company’s financial position, operations, or cash flows.

Research and Development—Research and development costs include salaries and benefits, rents, supplies, and other costs related to various products under development. Research and development costs are expensed in the period incurred and totaled $32.6 million, $29.6 million and $26.0 million for the 12 month periods ended December 31, 2003, October 31, 2002 and 2001, respectively. Research and development costs for the two months ended December 31, 2002 were $5.7 million.

Revenue Recognition—The Company recognizes revenue from the sale of product when title and risk of loss pass to the customer, which is generally when product is shipped. The Company recognizes revenue from services rendered upon customer acceptance. Revenues under certain relatively long-term and relatively large-value construction projects are recognized under the percentage-of-completion method using the ratio of costs incurred to total estimated costs as the measure of performance. The Company recognized revenues of approximately $31.4 million, $2.4 million and $2.3 million for the 12 month periods ended December 31, 2003, October 31, 2002 and 2001, respectively using this method. Estimated losses on any projects are recognized as soon as such losses become known.

Product Warranties—The Company sells certain of its products to customers with a product warranty that provides that customers can return a defective product during a specified warranty period following the purchase in exchange for a replacement product, repair at no cost to the customer or the issuance of a credit to the customer. The Company accrues its estimated exposure to warranty claims based upon current and historical product sales date, warranty costs incurred and any other related information known to the Company.

Stock Options—Roper accounts for stock-based compensation under the provisions of Accounting Principles Board Opinion 25—“Accounting for Stock Issued to Employees.” Stock-based compensation is measured at its fair value at the grant date in accordance with an option-pricing model. SFAS 123—“Accounting for Stock-Based Compensation,” provides that the related expense may be recorded in the basic financial statements or the pro forma effect on earnings may be disclosed in the financial statements. Roper provides the pro forma disclosures.

Non-employee directors of Roper are eligible to receive stock options for its common stock. These stock options are accounted for the same as stock options granted to employees. Roper has never issued stock options other than those issued to employees or its non-employee directors.

2.    Business Acquisitions

On December 29, 2003, the company acquired all the outstanding shares of Neptune Technology Group Holdings, Inc. (“NTGH”), a leader in the water management market. In connection with our acquisition of NTGH, we also purchased the remaining one-third interest in DAP Technologies, a Canadian company that

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

manufactures fully-rugged handheld computers, that NTGH did not own. NTGH’s principal facilities are located in Tallassee, Alabama, Mississauga, Ontario and Quebec City, Quebec. The operations of NTGH will be reported in both the Industrial Technology and Scientific and Industrial Imaging segments in fiscal 2004. There were no sales related to NTGH in our results for fiscal 2003.

The aggregate purchase price of the NTGH acquisition was approximately $482 million of cash and includes amounts paid to sellers, amounts incurred for due diligence and other direct external costs associated with the acquisition. We also paid approximately $9.1 million for the remaining one-third interest in DAP Technologies consisting of cash consideration of $7.5 million and 34,000 shares of our common stock.

The following table (in thousands) summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation includes estimates that were not finalized at December 31, 2003. Purchase price adjustments following the closing are also customary. The adjustments that were pending at December 31, 2003 were not significant.

December 29, 2003
Current assets	$110,568
Other assets	30,245
Intangible assets	261,090
Goodwill	216,105

Total assets acquired	618,008
Current liabilities	(40,343)
Other liabilities	(42,541)

Net assets acquired	$535,124

Of the $261.1 million of acquired intangible assets, $35.9 million was assigned to trade names that are not subject to amortization. The remaining $225.2 million of acquired intangible assets have a weighted-average useful life of approximately 22 years. The intangible assets that make up that amount include customer relationships of $206.2 million (23 year weighted-average useful life), technology of $10.0 million (10-year weighted-average useful life), and software of $9.0 million (8-year weighted-average useful life).

The majority of the $216.1 million of goodwill is not expected to be deductible for tax purposes.

The following (unaudited) pro forma consolidated results of operations have been prepared as if the acquisition of NTGH had occurred at the beginning of each period presented. (Amounts in thousands except per share data).

	12 Months Ended December 31, 2003	12 Months Ended October 31, 2002
Sales	$855,834	$807,006
Net income	$74,737	$84,901
Net income per share-basic	$2.05	$2.35
Net income per share-diluted	$2.03	$2.31

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

On July 31, 2002, the company acquired all the outstanding shares of Zetec, Inc. (“Zetec”). Zetec supplies non-destructive inspection solutions using eddy current technology and related consumables, primarily for use in power generating facilities and is included in the Energy Systems and Controls segment of the business. Zetec’s principal facility is located near Seattle, Washington. The results of Zetec’s operations have been included in the Consolidated Financial Statements since the acquisition date. The aggregate purchase price of the acquisition was $57.2 million of cash and includes amounts paid to sellers, amounts incurred for due diligence and other direct external costs associated with the acquisition.

The following table (in thousands) summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The adjustments that were pending at October 31, 2002 were not significant.

July 31, 2002
Current assets	$12,448
Other assets	4,756
Intangible assets	7,060
Goodwill	40,574

Total assets acquired	64,838
Current liabilities	(7,615)

Net assets acquired	$57,223

Of the $7.1 million of acquired intangible assets, $2.1 million was assigned to trade names that are not subject to amortization. The remaining $5.0 million of acquired intangible assets have a weighted-average useful life of approximately 6 years. The intangible assets that make up that amount include trade secrets of $3.0 million (6 year weighted-average useful life), technology of $1.8 million (5-year weighted-average useful life), and patents of $0.2 million (15-year weighted-average useful life).

The $40.6 million of goodwill is not expected to be deductible for tax purposes.

In addition, in fiscal 2002, the company acquired the following four entities for a total cost of $18.0 million, which was paid in cash:

•	Acquired in August 2002, Quantitative Imaging Corporation, (QImaging), based in Vancouver, Canada provides innovative, high-performance digital cameras for scientific and industrial imaging applications, complementing Roper’s digital imaging business within the Scientific and Industrial Imaging segment.

•	Acquired in July 2002, AiCambridge Ltd. (“Qualitek”), based in Cambridge, England, is a designer and manufacturer of leak detection equipment and systems for medical, pharmaceutical, food, packaging and automotive industries, primarily in Europe. It is reported in our Instrumentation segment.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

•	Acquired in July 2002, Duncan Technologies, based in Sacramento, California, is an innovative designer and manufacturer of high-quality digital cameras for a variety of markets including machine vision, remote sensing and traffic monitoring. It is reported in our Scientific and Industrial Imaging segment.

•	Acquired in September 2002, Definitive Imaging, based in Cleveland, Ohio, provides image analysis software and specialized knowledge for metallographic and science quality control. It is reported in our Scientific and Industrial Imaging segment.

Goodwill recognized in those transactions amounted to $12.9 million and of that amount approximately $0.8 million is expected to be fully deductible for tax purposes. The intangible assets acquired in these transactions are being amortized over a life of 4 to 7 years.

On September 5, 2001, the company acquired all the outstanding shares of Struers and Logitech. Struers develops, manufactures and markets materials analysis preparation equipment and consumables used in quality inspection, failure analysis and research of solid materials. Logitech develops, manufactures and markets high-precision material-shaping equipment used primarily in the production of advanced materials for the semiconductor and opto-electronics markets. Struers is headquartered near Copenhagen, Denmark and Logitech is headquartered near Glasgow, Scotland. Both companies also share sales and service locations in the U.S., France, Germany and Japan. The results of these operations have been included in the Consolidated Financial Statements since the acquisition date in our Instrumentation segment.

The aggregate purchase price of the acquisition was $150.9 million of cash and includes amounts paid to sellers, amounts incurred for due diligence and other direct external costs associated with the acquisition.

The following table (in thousands) summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

September 5, 2001
Current assets	$30,482
Other assets	6,127
Intangible assets	20,680
Goodwill	106,964

Total assets acquired	164,253

Current liabilities	(12,401)
Long-term liabilities	(1,002)

Total liabilities	(13,403)

Net assets acquired	$150,850

Of the $20.7 million of acquired intangible assets, $4.9 million was assigned to trade names that are not subject to amortization. The remaining $15.8 million of acquired intangible assets have a weighted-average useful life of approximately 10 years. The intangible assets that make up that amount include an existing customer base of $15.1 million (10-year useful life), and backlog of $0.7 million (1-year useful life).

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

The $107.0 million of goodwill is not expected to be deductible for tax purposes.

In addition, in fiscal 2001, the company acquired the following two entities for a total of cost of $23.2 million, which was paid in cash:

•	Acquired in July 2001, Media Cybernetics, L.P. (“Media”), located in Silver Springs, Maryland, is a leading image processing software developer for scientific and industrial applications and is included in the Scientific and Industrial Imaging segment.

•	Acquired in May 2001, Dynamco, Inc. (“Dynamco”) manufactures high quality pneumatic valves, solenoids, relays and related products that are sold to the semiconductor, packing, HVAC and medical industries. Located in McKinney, Texas, Dynamco is included in the Industrial Technology segment.

Goodwill recognized in those transactions amounted to $14.2 million and that amount is expected to be fully deductible for tax purposes. Goodwill was assigned to the Scientific and Industrial Imaging and Industrial Technology segments in the amounts of $8.9 million and $5.2 million, respectively,

3.    Inventories

The components of inventories at December 31 were as follows (in thousands):

	December 31, 2003	December 31, 2002
Raw materials and supplies	$48,407	$43,306
Work in process	17,158	13,300
Finished products	42,841	37,228
LIFO reserve	(1,324)	(1,153)

	$107,082	$92,681

4.    Property, Plant and Equipment

The components of property, plant and equipment at December 31 were as follows (in thousands):

	December 31, 2003	December 31, 2002
Land	$3,051	$2,392
Buildings	33,224	25,887
Machinery, tooling and other equipment	117,774	88,857

	154,049	117,136
Accumulated depreciation and amortization	(75,588)	(66,726)

	$78,461	$50,410

Depreciation expense was $11,540, $1,943, $11,600 and $9,838 for the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001, respectively.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

5.    Goodwill

	Instrumentation	Industrial Technology	Energy Systems and Controls	Scientific and Industrial Imaging	Total
	(in thousands)
Balances at October 31, 2002	$198,085	$76,703	$78,916	$105,529	$459,233
Goodwill acquired	—	—	—	—	—
Impairment	—	—	—	—	—
Currency translation adjustments	4,364	717	195	155	5,431
Reclassifications and other	—	—	—	—	—

Balances at December 31, 2002	202,449	77,420	79,111	105,684	464,664

Goodwill acquired	—	201,618	1,473	14,803	217,894
Impairment	—	—	—	—	—
Currency translation adjustments	21,272	3,736	917	2,370	28,295
Reclassifications and other	305	—	—	—	305

Balances at December 31, 2003	$224,026	$282,774	$81,501	$122,857	$711,158

Goodwill acquired during the year ended December 31, 2003 was primarily attributable to the acquisition of Neptune Technology Group Holdings, Inc. on December 29, 2003.

SFAS 142, which Roper adopted at the beginning of fiscal 2002, does not permit retroactive application of its method of accounting for goodwill and other intangible assets. However, SFAS 142 does provide for the following analysis comparing the current to the previous accounting practice.

	12 Months Ended December 31, 2003	2 Months Ended December 31, 2002	12 Months Ended October 31,
			2002	2001
Earnings before change in accounting principle, as reported	$45,239	$853	$66,023	$55,839
Add back: goodwill amortization, net of income taxes	—	—	—	11,696

Earnings before change in accounting principle, adjusted	$45,239	$853	$66,023	$67,535

Basic earnings per share:
Earnings before change in accounting principle, as reported	$1.43	$0.03	$2.12	$1.82
Add back: goodwill amortization, net of income taxes	—	—	—	0.38

Earnings before change in accounting principle, adjusted	$1.43	$0.03	$2.12	$2.20

Diluted earnings per share:
Earnings before change in accounting principle, as reported	$1.41	$0.03	$2.08	$1.77
Add back: goodwill amortization, net of income taxes	—	—	—	0.37

Earnings before change in accounting principle, adjusted	$1.41	$0.03	$2.08	$2.14

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

6.    Other intangible assets, net

	Cost	Accum. Amort.	Net Book Value
	(in thousands)
Assets subject to amortization:
Existing customer base	$224,786	$(4,350)	$220,436
Software	24,910	(2,386)	22,524
Patents and other protective rights	7,339	(4,342)	2,997
Trade secrets	3,010	(710)	2,300
Unpatented technology	1,942	(497)	1,445
Backlog	489	(442)	47
Assets not subject to amortization:
Trade names	48,921	—	48,921

Balances at December 31, 2003	$311,397	$(12,728)	$298,669

Amortization expense of other intangible assets was $4,228, $677, $3,455 and $1,754 during the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001, respectively. Estimated amortization expense for the five years subsequent to fiscal 2003 is $14,960, $14,921, $14,819, $13,921 and $13,079 for fiscal 2004, 2005, 2006, 2007 and 2008, respectively.

7.    Accrued Liabilities

Accrued liabilities at December 31 were as follows (in thousands):

	2003	2002
Wages and other compensation	$35,712	$21,622
Commissions	8,400	6,597
Warranty	5,014	3,649
Accrued acquisition costs	6,704	—
Other	37,693	28,791

	$93,523	$60,659

8.    Income Taxes

Earnings before income taxes and change in accounting principle for the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001 consisted of the following components (in thousands):

	12 Months Ended December 31, 2003	2 Months Ended December 31, 2002	12 Months Ended October 31,
			2002	2001
United States	$35,570	$(162)	$68,043	$67,305
Other	30,720	1,931	28,284	21,560

	$66,290	$1,769	$96,327	$88,865

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

Components of income tax expense before any change in accounting principle for the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001 were as follows (in thousands):

	12 Months Ended December 31, 2003	2 Months Ended December 31, 2002	12 Months Ended October 31,
			2002	2001
Current:
Federal	$(3,248)	$(988)	$17,968	$22,603
State	1,053	175	982	1,171
Foreign	16,664	1,342	9,200	6,883
Deferred:
Federal	3,016	—	1,739	793
Foreign	744	—	—	—

	$18,229	$529	$29,889	$31,450

Reconciliations between the statutory federal income tax rate and the effective income tax rate for the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001 were as follows:

	12 Months Ended December 31, 2003	2 Months Ended December 31, 2002	12 Months Ended October 31,
			2002	2001
Federal statutory rate	35.00%	35.00%	35.00%	35.00%
Extraterritorial income exclusion	(5.86)	(10.52)	(5.10)	—
Exempt income of Foreign Sales Corporation	—	—	—	(4.30)
Goodwill amortization	—	—	1.90	2.60
R&D tax credits	(2.11)	—	(1.05)	(1.15)
State taxes, net of federal benefit	1.03	5.62	0.76	—
Other, net	(0.56)	(0.10)	(0.51)	3.25

	27.50%	30.00%	31.00%	35.40%

The deferred income tax balance sheet accounts arise from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

Components of the deferred tax assets and liabilities at December 31 were as follows (in thousands):

	2003	2002
Deferred tax assets:
Reserves and accrued expenses	$8,408	$6,489
Inventories	9,187	6,544
Postretirement medical benefits	1,837	714
Net operating loss carryforwards	19,916	—
Amortizable intangible assets	—	4,571

Total deferred tax assets	$39,348	$18,318

Deferred tax liabilities:
Reserves and accrued expenses	$707	$73
Inventories	932	1,010
Amortizable intangible assets	47,677	71
Plant and equipment	2,164	1,545
Former IC-DISC recapture	346	462

Total deferred tax liabilities	$51,826	$3,161

On December 31, 2003, Roper had $56.9 million of U.S. federal net operating loss carryforwards, which will expire in future years, with the majority of the carryforwards expiring in 2023. A substantial amount of the loss carryforwards were acquired in an acquisition by the Company in 2003. Therefore, the utilization of these tax attributes is subject to an annual limitation imposed by Section 382 of the Internal Revenue Code.

Roper has not recognized a valuation allowance since management has determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize all deferred tax assets.

9.    Long-Term Debt

Total debt at December 31 consisted of the following (table amounts in thousands):

	2003	2002
$275 million credit facility	$—	$188,843
7.58% Senior Secured Notes	—	40,000
7.68% Senior Secured Notes	—	85,000
Supplier financing agreement	—	14,989
$225 million credit facility	20,000	—
$400 million Term Notes	400,000	—
Senior Subordinated Convertible Notes	230,000	—
Other	1,109	769

Total debt	651,109	329,601
Less current portion	20,923	20,917

Long-term debt	$630,186	$308,684

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

Our principal $625 million credit facility with a group of banks and our $230 million senior subordinated convertible notes provide most of our daily external financing requirements. The credit facility consists of a $400 million term loan with a five year maturity and a $225 million revolving loan with a three year maturity. The interest rate on the borrowings under the $625 million credit facility is calculated based upon various recognized indices plus a margin as defined in the credit agreement. Our senior subordinated convertible notes are due in 2034. At December 31, 2003, our debt consisted of the $230 million in senior subordinated convertible notes, $400 million term loan and $20 million drawn against the revolver. The company also had $14.5 million of outstanding letters of credit at December 31, 2003. We expect that our available additional borrowing capacity combined with the cash flows expected to be generated from existing business will be sufficient to fund normal operating requirements and finance some additional acquisitions. We also have several smaller facilities that allow for borrowings or the issuance of letters of credit in various foreign locations to support our non-U.S. businesses. In total, these smaller facilities do not represent a significant source of credit for us.

Concurrent with the credit facility transaction, we issued through a public offering $230 million of 3.75% subordinated convertible notes due 2034 at an original issue discount of 60.498% (the “Convertible Notes”). The Convertible Notes are subordinated in right of payment and collateral to all of our existing and future senior debt. Interest on the notes is payable semiannually, beginning July 15, 2004, until January 15, 2009. After that date, we will not pay cash interest on the notes prior to maturity unless contingent cash interest becomes payable. Instead, after January 15, 2009, interest will be recognized at the effective rate of 3.75% and will represent accrual of original issue discount, excluding any contingent cash interest that may become payable. We will pay contingent cash interest to the holders of the notes during any six month period commencing after January 15, 2009 if the average trading price of a note for a five trading day measurement period preceding the applicable six month period equals 120% or more of the sum of the issue price, accrued original issue discount and accrued cash interest, if any, for such note. The contingent cash interest payable per note in respect of any six month period will equal the annual rate of 0.25%. Holders may convert their notes into 6.211 shares of our common stock, subject to adjustment, only (1) if the sale price of our common stock reaches, or the trading price of the notes falls below, specified thresholds, (2) if the notes are called for redemption, or (3) if specified corporate transactions have occurred. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or common stock or a combination of cash and common stock. Holders may require us to purchase all or a portion of their notes on January 15, 2009 at a price of $395.02 per note, on January 15, 2014 at a price of $475.66 per note, on January 15, 2019 at a price of $572.76 per note, on January 15, 2024 at a price of $689.68 per note, and on January 15, 2029 at a price of $830.47 per note, in each case plus accrued cash interest, if any, and accrued contingent cash interest, if any. We may only pay the purchase price of such notes in cash and not in common stock. In addition, if we experience a change in control, each holder may require us to purchase for cash all or a portion of such holder’s notes at a price equal to the sum of the issue price plus accrued original issue discount for non-tax purposes, accrued cash interest, if any, and accrued contingent cash interest, if any, to the date of purchase.

We used all of the net proceeds from the Convertible Notes offering to redeem our outstanding senior notes and to repay amounts outstanding under our existing credit agreement.

At December 31, 2002, and 2003, the Company was in compliance with its restrictive covenants.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

Future maturities of long-term debt during each of the next five years ending December 31 and thereafter were as follows (in thousands):

2004	$21,109
2005	20,000
2006	60,000
2007	40,000
2008	280,000
Thereafter	230,000

$651,109

10.    Retirement and Other Benefit Plans

Roper maintains two defined contribution retirement plans under the provisions of Section 401(k) of the Internal Revenue Code covering substantially all U.S. employees not subject to collective bargaining agreements. Roper partially matches employee contributions. Its costs related to these two plans were $5,156,000, $883,000, $4,549,000, and $4,126,000 for the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001, respectively.

Roper also maintains various defined benefit retirement plans covering employees of non-U.S. subsidiaries and a plan that supplements certain employees for the contribution ceiling applicable to the Section 401(k) plans. The costs and accumulated benefit obligations associated with each of these plans were not material.

Pursuant to the fiscal 1999 Petroleum Analyzer acquisition, Roper agreed to assume a defined benefit pension plan covering certain U.S. employees subject to a collective bargaining agreement. Roper obtained the necessary regulatory approvals to terminate this plan during fiscal 2002 and all plan assets were distributed during fiscal 2002.

Pursuant to the fiscal 2002 Zetec acquisition, Roper agreed to assume a defined benefit pension plan covering certain U.S. employees. Roper has obtained the necessary regulatory approvals to terminate the plan and all plan assets will be distributed during fiscal 2004.

All U.S. employees are eligible to participate in Roper’s stock purchase plan whereby they may designate up to 10% of eligible earnings to purchase Roper’s common stock at a 10% discount to the average closing price of its common stock at the beginning and end of a quarterly offering period. The common stock sold to the employees may be either treasury stock, stock purchased on the open market, or newly issued shares. During the twelve month period ended December 31, 2003, and the twelve month periods ended October 31, 2002 and 2001, participants of the employee stock purchase plan purchased 11,000, 11,000 and 8,000 shares, respectively, of Roper’s common stock for total consideration of $378,000, $437,000 and $257,000, respectively. There were no purchases during the two month period ended December 31, 2002. All of these shares were purchased from Roper’s treasury shares.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

11.    Common Stock Transactions

Roper’s restated Certificate of Incorporation provides that each outstanding share of Roper’s common stock entitles the holder thereof to five votes per share, except that holders of outstanding shares with respect to which there has been a change in beneficial ownership during the four years immediately preceding the applicable record date will be entitled to one vote per share.

Roper has a Shareholder Rights Plan whereby one Preferred Stock Purchase Right (a “Right”) accompanies each outstanding share of common stock. Such Rights only become exercisable, or transferable apart from the common stock, ten business days after a person or group acquires various specified levels of beneficial ownership, with or without the Board’s consent. Each Right may be exercised to acquire one one-thousandth of a newly issued share of Roper’s Series A Preferred Stock, at an exercise price of $170, subject to adjustment. Alternatively, upon the occurrence of certain specified events, the Rights allow holders to purchase Roper’s common stock having a market value at such time of twice the Right’s exercise price. The Rights may be redeemed by Roper at a redemption price of $0.01 per Right at any time until the tenth business day following public announcement that a 20% position has been acquired or 10 business days after commencement of a tender or exchange offer. The Rights expire on January 8, 2006.

Roper periodically enters into agreements with the management of newly-acquired companies for the issuance of Roper’s common stock based on the achievement of specified goals. A similar agreement was made with a corporate executive during fiscal 1996 that matured during fiscal 2002. During fiscal 2002, 20,000 shares of common stock were issued under such agreements. At December 31, 2003, there were no such agreements outstanding.

Concurrent with the NTGH acquisition, the Company completed a public offering of 4,200,000 shares of common stock for gross proceeds of approximately $201.6 million. In connection with our acquisition of NTGH, we also purchased the remaining one-third interest in DAP Technologies that NTGH did not own. Part of the consideration for this one-third interest consisted of 34,000 shares of the Company’s treasury shares. In January 2004, an underwriters’ overallotment of 630,000 shares of common stock was exercised and closed, providing the Company with gross proceeds of approximately $30.2 million before expenses.

12.    Stock Options

Roper has two stock incentive plans (the “1991 Plan” and the “2000 Plan”) which authorize the issuance of shares of common stock to certain directors, key employees, and consultants of Roper as incentive and/or nonqualified stock options, stock appreciation rights or equivalent instruments. Stock options under both plans must be granted at prices not less than 100% of market value of the underlying stock at the date of grant. Stock options typically vest over a period of up to five years. Options may no longer be granted under the 1991 Plan. A total of 2,500,000 shares have been reserved in the 2000 Plan for issuance as incentive equity stock awards. The 2000 Plan has no expiration date for the granting of options and had the capacity to grant an additional 1,677,000 and 708,000 options or equivalent instruments at December 31, 2003 and 2002, respectively.

Roper also has a stock option plan for non-employee directors (the “Non-employee Director Plan”). The Non-employee Director Plan provides for each non-employee director appointed or elected to the Board initial options to purchase 4,000 shares of Roper’s common stock and thereafter options to purchase an additional 4,000 shares each year under terms and conditions similar to the above-mentioned stock option plans, except that

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

following their grant, all options become fully vested at the time of the Annual Meeting of Shareholders following the grant date and are exercisable ratably over five years following the date of grant. Stock options expire ten years from the date of grant. At December 31, 2003, and 2002, respectively, the Non-Employee Director Plan had the capacity to grant an additional 64,000 and 92,000 options.

A summary of stock option transactions under these plans and information about stock options outstanding at December 31, 2003 are shown below:

	Outstanding options		Exercisable options
	Number	Average Exercise Price	Number	Average Exercise Price
October 31, 2000	2,083,000	$20.69	1,199,000	$16.45
Granted	515,000	34.85
Exercised	(292,000)	18.34
Canceled	(75,000)	25.39

October 31, 2001	2,231,000	$24.11	1,171,000	$17.91
Granted	651,000	41.11
Exercised	(469,000)	17.12
Canceled	(118,000)	31.89

October 31, 2002	2,295,000	$29.94	1,034,000	$22.59
Granted	479,000	38.35
Exercised	(7,000)	20.80
Canceled	(14,000)	36.98

December 31, 2002	2,753,000	$31.40	1,296,000	$24.74
Granted	107,000	31.81
Exercised	(438,000)	21.80
Canceled	(107,000)	36.60

December 31, 2003	2,315,000	$33.00	1,284,000	$29.30

	Outstanding options			Exercisable options
Exercise Price	Number	Average Exercise Price	Average Remaining Life (years)	Number	Average Exercise Price
$ 3.75 - 15.00	118,000	$11.77	0.9	118,000	$11.77
15.01 - 25.00	343,000	19.54	3.1	336,000	19.46
25.01 - 35.00	664,000	31.39	6.3	407,000	31.21
35.01 - 48.76	1,190,000	39.88	8.3	422,000	40.17

$ 3.75 - 48.76	2,315,000	$33.00	6.6	1,284,000	$29.30

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

For pro forma disclosure purposes, the following fair values and the primary assumptions used to determine these fair values were used. All stock options granted during the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001 were at exercise prices equal to the market price of Roper’s common stock when granted.

	Year Ended December 31, 2003	2 Months Ended December 31, 2002	Year Ended October 31, 2002	Year Ended October 31, 2001
Weighted average fair value per share ($)	12.06	15.46	16.77	16.86
Risk-free interest rate (%)	3.42 - 3.99	3.71	4.00 - 5.00	5.00 - 6.00
Average expected option life (years)	7.0	7.0	7.0	7.0
Expected volatility (%)	35 - 36	35	33 - 37	31 - 45
Expected dividend yield (%)	0.75	0.75	0.75	0.75

Had Roper recognized compensation expense during fiscal 2003, 2002, and 2001 for the fair value of stock options granted in accordance with the provisions of SFAS 123, pro forma earnings and pro forma earnings per share would have been approximately as presented below.

	Year Ended December 31, 2003	2 Months Ended December 31, 2002	Year Ended October 31, 2002	Year Ended October 31, 2001
Net earnings, as reported (in thousands)	$45,239	$853	$40,053	$55,839
Net earnings, pro forma (in thousands)	39,291	(330)	32,589	50,859
Net earnings per share, as reported:
Basic	1.43	0.03	1.28	1.82
Diluted	1.41	0.03	1.26	1.77
Net earnings per share, pro forma:
Basic	1.24	(0.01)	1.04	1.65
Diluted	1.23	(0.01)	1.02	1.61

The disclosed pro forma effects on earnings do not include the effects of stock options granted prior to fiscal 1996 (affecting fiscal 2000) since the provisions of SFAS 123 are not applicable to stock options for this purpose. The pro forma effects of applying SFAS 123 to fiscal 2003, 2002 and 2001 may not be representative of the pro forma effects in future years. Based on the vesting schedule of Roper’s stock option grants, the pro forma effects on earnings are most pronounced in the early years following each grant. The timing and magnitude of any future grants is at the discretion of Roper’s Board of Directors and cannot be assured.

13.    Contingencies

Roper, in the ordinary course of business, is the subject of, or a party to, various pending or threatened legal actions, including those pertaining to product liability and employment practices. It is vigorously contesting all lawsuits that, in general, are based upon claims of the kind that have been customary over the past several years. Based upon Roper’s past experience with resolution of its product liability and employment practices claims and the limits of the primary, excess, and umbrella liability insurance coverages that are available with respect to pending claims, management believes that adequate provision has been made to cover any potential liability not covered by insurance, and that the ultimate liability, if any, arising from these actions should not

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

have a material adverse effect on the consolidated financial position, results of operations or cash flows of Roper. Included in other noncurrent assets at December 31, 2003 are estimated insurable settlements receivable from insurance companies of approximately $2.6 million, which is consistent with the amount recorded at October 31, 2002.

Over recent years there has been a significant increase in certain U.S. states in asbestos-related litigation claims against numerous industrial companies. Roper or its subsidiaries have been named defendants in some such cases. No significant resources have been required by Roper to respond to these cases and Roper believes it has valid defenses to such claims and, if required, intends to defend them vigorously. Given the state of these claims it is not possible to determine the potential liability, if any.

Roper’s rent expense was approximately $11.6 million, $10.7 million and $9.3 million for fiscal 2003, 2002 and 2001, respectively. Roper’s future minimum lease commitments totaled $62.3 million at December 31, 2003. These commitments included $11.8 million in fiscal 2004, $9.7 million in fiscal 2005, $7.1 million in fiscal 2006, $5.3 million in fiscal 2007, $4.5 million in fiscal 2008 and $23.9 million thereafter.

A summary of the Company’s warranty accrual activity for the year ended December 31, 2003 is presented below (in thousands):

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Other	Balance at End of Year
December 31, 2003	$3,649	$1,591	$(1,970)	$1,745	$5,014

14.    Segment and Geographic Area Information

During the quarter ended January 31, 2003, Roper realigned its operations into four market-focused segments to capture value-creating opportunities around common customers, market orientation, sales channels and common cost opportunities. The four new segments are: Instrumentation; Industrial Technology; Energy Systems and Controls; and Scientific and Industrial Imaging. Our Instrumentation segment offers equipment and consumables for materials analysis, fluid properties testing and industrial leak testing. Products included within the Industrial Technology segment are industrial pumps, flow measurement and metering equipment, and industrial valves and controls. The Energy Systems and Controls segment’s products include control systems, machinery vibration and other non-destructive inspection and measurement products and services. Our Scientific and Industrial Imaging segment offers high performance digital imaging products and software, and following the NTGH acquisition, handheld computers and software. Roper’s management structure and internal reporting are also aligned consistent with these four segments.

There were no material transactions between Roper’s business segments during any of the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001. Sales between geographic areas are primarily of finished products and are accounted for at prices intended to represent third-party prices. Operating profit by business segment and by geographic area is defined as sales less operating costs and expenses. These costs and expenses do not include unallocated corporate administrative expenses. Items below income from operations on Roper’s statement of earnings are not allocated to business segments.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

Identifiable assets are those assets used primarily in the operations of each business segment or geographic area. Corporate assets were principally comprised of cash, recoverable insurance claims, deferred compensation assets, unamortized deferred financing costs and property and equipment.

Selected financial information by business segment for twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001 follows (in thousands):

2003	Instrumentation	Industrial Technology	Energy Systems and Controls	Scientific and Industrial Imaging	Corporate	Total
Net sales	$181,329	$170,324	$138,968	$166,735	$—	$657,356
Operating profit	31,757	36,147	26,459	27,954	(14,217)	108,100

Total assets:
Operating assets	76,759	138,688	58,617	77,590	32,671	384,325
Intangible assets, net	247,749	536,625	87,326	138,127	—	1,009,827
Other	11,697	6,396	(4,939)	13,054	94,635	120,843

Total						1,514,995

Capital expenditures	3,346	3,859	1,156	1,662	399	10,422
Goodwill amortization	—	—	—	—	—	—
Depreciation and other amortization	5,208	3,807	3,335	3,905	123	16,378

Nov-Dec 2002	Instrumentation	Industrial Technology	Energy Systems and Controls	Scientific and Industrial Imaging	Corporate	Total
Net sales	$28,390	$21,379	$12,353	$21,763	$—	$83,885
Operating profit	4,504	3,072	(2,623)	1,212	(1,597)	4,568

Total assets:
Operating assets	72,876	68,935	62,307	67,292	12,938	284,348
Intangible assets, net	223,987	78,412	85,808	113,710	—	501,917
Other	11,240	855	425	12,583	13,598	38,701

Total						824,966

Capital expenditures	83	251	132	153	39	658
Goodwill amortization	—	—	—	—	—	—
Depreciation and other amortization	809	640	514	646	11	2,620

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

2002	Instrumentation	Industrial Technology	Energy Systems and Controls	Scientific and Industrial Imaging	Corporate	Total
Net sales	$175,490	$164,160	$126,709	$151,103	$—	$617,462
Operating profit	32,801	37,447	33,029	25,795	(13,527)	115,545

Total assets:
Operating assets	74,046	69,857	75,199	68,763	—	287,865
Intangible assets, net	219,082	77,709	85,758	113,716	—	496,265
Other	10,256	(346)	(1,599)	12,823	23,709	44,843

Total						828,973

Capital expenditures	2,508	2,281	1,063	1,673	213	7,738
Goodwill amortization	—	—	—	—	—	—
Depreciation and other amortization	5,353	4,013	1,846	3,736	383	15,331

2001	Instrumentation	Industrial Technology	Energy Systems and Controls	Scientific and Industrial Imaging	Corporate	Total
Net sales	$125,354	$170,822	$107,043	$159,736	$—	$562,955
Operating profit	21,580	37,886	25,513	25,575	(9,688)	100,866

Total assets:
Operating assets	80,483	73,768	42,676	74,775	—	271,702
Intangible assets, net	196,211	80,354	38,004	131,072	—	445,641
Other	12,010	(515)	3,546	4,139	25,599	44,779

Total						762,122

Capital expenditures	1,695	2,192	1,652	1,782	111	7,432
Goodwill amortization	4,489	3,128	2,700	4,981	—	15,298
Depreciation and other amortization	2,154	3,883	1,471	3,534	372	11,411

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

Summarized data for Roper’s U.S. and foreign operations (principally in Europe and Japan) for the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001 were as follows (in thousands):

	United States	Non-U.S.	Corporate and Eliminations	Total
December 31, 2003
Sales to unaffiliated customers	$399,373	$257,983	$—	$657,356
Sales between geographic areas	41,992	20,340	(62,332)	—

Net sales	$441,365	$278,323	$(62,332)	$657,356

Long-lived assets	$860,890	$237,070	$35,843	$1,133,803

Nov-Dec 2002
Sales to unaffiliated customers	$50,192	$33,693	$—	$83,885
Sales between geographic areas	4,704	3,855	(8,559)	—

Net sales	$54,896	$37,548	$(8,559)	$83,885

Long-lived assets	$388,693	$177,010	$11,698	$577,401

October 31, 2002
Sales to unaffiliated customers	$438,201	$179,261	$—	$617,462
Sales between geographic areas	35,629	17,534	(53,163)	—

Net sales	$473,830	$196,795	$(53,163)	$617,462

Long-lived assets	$380,655	$188,279	$11,212	$580,146

October 31, 2001
Sales to unaffiliated customers	$427,638	$135,317	$—	$562,955
Sales between geographic areas	41,752	9,394	(51,146)	—

Net sales	$469,390	$144,711	$(51,146)	$562,955

Long-lived assets	$360,705	$154,230	$7,335	$522,270

Export sales from the United States during the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001 were $216 million, $19 million, $223 million and $238 million, respectively. In the year ended December 31, 2003, these exports were shipped primarily to Russia (14%), elsewhere in Europe (30%), Japan (11%), elsewhere in Asia excluding the Middle East (12%), Latin America (3%) and other (30%).

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

Sales to customers outside the United States accounted for a significant portion of Roper’s revenues. Sales are attributed to geographic areas based upon the location where the product is ultimately shipped. Foreign countries that accounted for at least 5% of Roper’s net sales in any of the twelve month period ended December 31, 2003, the two month period ended December 31, 2002, and the twelve month periods ended October 31, 2002 and 2001 have been individually identified in the following table (in thousands). Other countries have been grouped by region.

	Instrumentation	Industrial Technology	Energy Systems and Controls	Scientific and Industrial Imaging	Total
December 31, 2003

Russia	$2,962	$19	$30,478	$5	$33,464
Germany	18,739	13,624	3,297	16,152	51,812
Elsewhere in Europe	39,652	24,707	19,099	31,327	114,785
Japan	14,607	8	1,309	29,420	45,344
Elsewhere in Asia excluding the Middle East	10,130	6,018	9,494	12,725	38,367
Latin America	4,022	1,791	1,070	239	7,122
Rest of the world	25,447	16,002	31,401	14,347	87,197

Total	$115,559	$62,169	$96,148	$104,214	$378,090

Nov-Dec 2002

Russia	$177	$—	$105	$—	$282
Germany	2,335	1,811	57	2,034	6,237
Elsewhere in Europe	6,521	2,909	1,906	4,098	15,435
Japan	2,270	91	105	4,272	6,738
Elsewhere in Asia excluding the Middle East	1,426	727	1,999	1,380	5,532
Latin America	640	195	235	29	1,099
Rest of the world	3,888	2,250	2,503	1,290	9,932

Total	$17,256	$7,983	$6,911	$13,103	$45,253

2002

Russia	$2,572	$34	$59,996	$18	$62,620
Germany	14,971	10,597	2,574	11,327	39,469
Elsewhere in Europe	34,650	25,776	15,981	29,743	106,150
Japan	13,015	2,263	1,171	27,840	44,289
Elsewhere in Asia excluding the Middle East	17,248	5,844	7,486	17,653	48,231
Latin America	13,132	3,110	5,791	1,287	23,320
Rest of the world	12,312	11,523	9,168	4,357	37,360

Total	$107,900	$59,147	$102,167	$92,225	$361,439

2001

Russia	$1,083	$15	$58,344	$306	$59,748
Germany	7,295	9,651	2,134	14,524	33,604
Elsewhere in Europe	16,661	27,894	12,196	34,185	90,936
Japan	5,535	1,699	892	29,127	37,253
Elsewhere in Asia excluding the Middle East	12,597	4,386	4,155	15,119	36,257
Latin America	9,763	2,791	3,120	656	16,330
Rest of the world	8,663	7,767	5,478	3,944	25,852

Total	$61,597	$54,203	$86,319	$97,861	$299,980

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

15.    Restructuring Activities

In conjunction with segment realignment described in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Roper has commenced certain restructuring activities designed to reduce excess manufacturing capacity, move certain operations to lower-cost locations and transform activities to have lower fixed costs associated with those activities. Costs incurred to date have been as follows (amounts in thousands):

	3 Month Periods Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Included in cost of sales	$300	$100	$—	$—
Included in selling, general and administrative expenses	608	3,149	1,028	723

Total	$908	$3,249	$1,028	$723

Roper expects these activities to continue through the first half of calendar 2004.

During the three months ended April 30, 2001, Roper recorded $509,000 of expenses, reported as part of selling, general and administrative expenses, related to activities to consolidate certain operating facilities. All significant restructuring activities were completed by October 31, 2001. In addition, $2,050,000 of restructuring activities were incurred in fiscal 2001 at our Petrotech unit which has been restated to discontinued operations.

16.    Discontinued Operations

In connection with the realignment of our businesses during the first quarter of fiscal 2003, the Company formalized its decision to offer for sale the Petrotech operation. Accordingly, related operating results reported as discontinued operations for all periods presented are outlined as follows (amounts in thousands):

	Year Ended December 31, 2003	2 Months Ended December 31, 2002	Year Ended October 31,
			2002	2001
Net sales	$4,304	$347	$9,568	$23,551

Loss before income taxes	$(3,368)	(598)	$(641)	$(2,426)
Income tax benefit/(expense)	546	211	226	850

Loss on discontinued operations	$(2,822)	$(387)	$(415)	$(1,576)

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

In addition, related assets and liabilities of Petrotech are recorded in the captions “Assets held for sale” and “Liabilities related to assets held for sale”, respectively, in the Condensed Consolidated Balance Sheets at December 31, 2003 and 2002. The assets held for sale at December 31 are outlined as follows:

	2003	2002
Current assets	$—	$3,923
Property, plant and equipment, net	—	235
Goodwill	—	955

Assets held for sale	$—	$5,113

Liabilities related to assets held for sale are comprised of accounts payable and other accrued liabilities.

The Petrotech operation was previously reported in the Company’s Industrial Controls segment prior to the segment realignment. The accompanying financial statements have been restated to conform to discontinued operations treatment for all historical periods presented. Petrotech was sold on August 31, 2003.

17.    Concentration of Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash, cash equivalents and trade receivables.

The Company maintains cash and cash equivalents with various major financial institutions. Cash equivalents include investments in commercial paper of companies with high credit ratings, investments in money market securities and securities backed by the U.S. Government. At times such amounts may exceed the F.D.I.C. limits. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to cash investments.

Trade receivables subject the company to the potential for credit risk with customers. To reduce credit risk, the Company performs ongoing evaluations of its customers’ financial condition.

18.    Subsequent Event

In January 2004, an underwriters’ overallotment of 630,000 shares of common stock was exercised and closed, providing the Company with gross proceeds of approximately $30.2 million before expenses.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

19.    Quarterly Financial Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Two Months Ended December 31, 2002
	(in thousands, except per share data)
2003 (Calendar)

Net sales	$149,443	$166,055	$172,064	$169,794	$—
Gross profit	78,691	85,197	93,170	89,080	—
Income from operations	23,281	22,994	32,521	29,304	—
Earnings from continuing operations before change in accounting principle	13,297	13,082	19,785	1,897	—
Net earnings	12,797	12,672	17,873	1,897	—

Earnings from continuing operations before change in accounting principle per common share:
Basic	0.42	0.42	0.63	0.06	—
Diluted	0.42	0.41	0.62	0.06	—

2002 (Fiscal)

Net sales	$146,517	$150,827	$152,830	$167,288	$83,885
Gross profit	78,547	82,016	82,409	90,783	41,565
Income from operations	24,940	30,236	28,219	32,150	4,568
Earnings from continuing operations before change in accounting principle	14,697	17,313	15,200	19,228	1,240
Net earnings	(11,460)	17,456	15,033	19,024	853

Earnings from continuing operations before change in accounting principle per common share:
Basic	0.47	0.55	0.49	0.61	.04
Diluted	0.46	0.54	0.48	0.61	.04

*	The sum of the four quarters does not agree with the total for the year due to rounding.

ROPER INDUSTRIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12 months ended December 31, 2003, 2 months ended December 31, 2002, and the

12 months ended October 31, 2002, and 2001

20.    Transition Period Comparative Data

The following table presents certain financial information for the two months ended December 31, 2002 and 2001, respectively. (Amounts in thousands except for per share amounts).

	Two Months Ended December 31,
	2002	2001
		(unaudited)
Revenues	$83,885	$86,904
Gross profit	41,565	45,334
Earnings from continuing operations before income taxes and change in accounting principle	1,769	8,264
Income taxes	529	2,895
Loss from discontinued operations, net of tax benefit	387	317
Goodwill impairment, net of taxes of $11,130	—	25,970

Net earnings/(loss)	$853	$(20,918)

Net earnings per common share:
Basic:
Earnings from continuing operations before change in accounting principle	$0.04	$0.17
Loss from discontinued operations	(0.01)	(0.01)
Goodwill adjustment effective November 1, 2001	—	(0.84)

Net Earnings/(Loss)	$0.03	$(0.68)

Diluted:
Earnings from continuing operations before change in accounting principle	$0.04	$0.17
Loss from discontinued operations	(0.01)	(0.01)
Goodwill adjustment effective November 1, 2001	—	(0.82)

Net Earnings/(Loss)	$0.03	$(0.66)

Weighted average common shares outstanding
Basic	31,356	30,916
Diluted	31,854	31,742

TRANSCORE HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, Except Share and Per Share Data)

	October 31, 2004	January 31, 2004
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$6,766	$896
Accounts receivable, less allowances of $1,744 and $2,108	61,757	59,985
Inventories	16,450	15,322
Cost and estimated earnings in excess of billings on uncompleted contracts	26,337	20,766
Deferred income taxes	1,908	7,168
Prepaid expenses and other current assets	1,749	2,778

Total current assets	114,967	106,915
Property, buildings and equipment, net	24,501	27,277
Intellectual property and other intangibles, net	37,215	37,726
Goodwill	209,167	207,535
Deferred income taxes	6,224	5,547
Other assets, net	7,289	13,050

Total assets	$399,363	$398,050

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$3,896	$3,670
Accounts payable	17,493	19,746
Accrued expenses	18,484	19,146
Retention and stock appreciation rights plans	8,978	13,538
Advance billings	9,849	9,908
Billings in excess of costs and estimated earnings on uncompleted contracts	6,363	6,093

Total current liabilities	65,063	72,101
Long-term debt and capital lease obligations, net of current portion	201,470	205,520
Redeemable preferred stock — Class A, $43.89 per share par value and liquidated value; 600,000 shares authorized; 502,704 shares issued and outstanding	31,169	29,844
Redeemable preferred stock — Class A-1, $43.89 per share par value, $63.64, $70.23 and $125.00 per share liquidated value; 350,000 shares authorized; 232,442 and 233,218 shares issued and outstanding as of October 31, 2004 and January 31, 2004, respectively	22,110	21,024
Notes receivable — related party, arising from issuance of redeemable preferred stock	(298)	(314)
Other long-term liabilities	701	700
Stockholders’ equity:
Convertible preferred stock — Class C, $.01 par value, $74.71 per share liquidation value; 300,000 shares authorized; 235,189 shares issued and outstanding	17,571	17,571
Convertible preferred stock — Class C-1, $.01 par value, $74.71 per share liquidation value; 1,000,000 shares authorized; 877,285 shares issued and outstanding	65,542	65,542
Convertible preferred stock — Class B-1, $.01 par value; 400,000 shares authorized; 400,000 shares issued and outstanding	4	4
Common stock — Class A, $.001 par value; 4,000,000 shares authorized; 187,749 and 188,204 shares issued and outstanding as of October 31, 2004 and January 31, 2004, respectively	—	—
Common stock — Class B, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—
Additional paid-in capital	4,256	780
Accumulated deficit	(10,642)	(16,127)
Accumulated other comprehensive income	2,417	1,405

Total stockholders’ equity	79,148	69,175

Total liabilities and stockholders’ equity	$399,363	$398,050

See accompanying notes.

TRANSCORE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, Except Share and Per Share Data)

	For the Nine Months Ended October 31,
	2004	2003
	(unaudited)
Revenue:
Services	$169,006	$146,441
Projects	43,821	56,365
Products	57,078	49,828

Total revenue	269,905	252,634
Cost of services	88,916	71,715
Cost of projects	33,449	45,626
Cost of products	25,891	22,523

Total costs of revenue	148,256	139,864
Total gross profit	121,649	112,770
Operating expenses:
Selling, general and administrative	85,605	78,182
Retention and stock related plans expense	9,658	711

Income from operations	26,386	33,877
Interest expense	(12,141)	(19,506)
Other income	942	668

Income from continuing operations, before income taxes	15,187	15,039
Income tax expense	(9,025)	(6,282)

Income from continuing operations	6,162	8,757
Discontinued operations, net	(678)	(1,631)

Net income	$5,484	$7,126
Convertible and redeemable preferred stock dividends	(5,544)	(7,068)

Net (loss) income available to common stockholders	$(60)	$58

Per share information:
Basic income per common share from continuing operations	$3.29	$9.03
Discontinued operations	(3.61)	(8.72)

Basic net (loss) income per common shares outstanding	$(.32)	$.31

Weighted average basic common shares outstanding	188,042	187,132

Diluted income per common share from continuing operations	$.60	$1.76
Discontinued operations	(.66)	(1.70)

Diluted net (loss) income per common share	$(.06)	$.06

Weighted average diluted common shares outstanding	1,027,564	958,559

See accompanying notes.

TRANSCORE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Nine Months Ended October 31,
	2004	2003
	(Unaudited)
Operating activities
Net income	$5,484	$7,126
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of discontinued operations, net of taxes	678	1,631
Depreciation	9,278	8,372
Amortization	7,278	7,310
Provision for doubtful accounts	(364)	145
Equity in earnings of affiliates	(572)	(536)
Noncash interest expense	3,953	3,129
Noncash stock compensation expense	3,552	—
Deferred income taxes	4,061	1,998
Loss on sale of assets	79	79
Changes in operating assets and liabilities, net of effects from acquisition of businesses:
Accounts receivable	801	(13,368)
Inventories	(823)	(1,602)
Prepaid expenses and other assets	1,102	317
Costs and estimated earnings in excess of billings on uncompleted contracts	(5,571)	(2,633)
Accounts payable and accrued expenses	(4,355)	1,591
Retention and stock appreciation rights plans liability	(4,560)	711
Billings in excess of costs and estimated earnings on uncompleted contracts	271	(3,159)

Net cash provided by operating activities of continuing operations	20,292	11,111

Investing activities
Purchases of property and equipment, net	(3,117)	(4,834)
Purchases of equipment held for lease	(1,062)	(3,552)
Acquisition of businesses, net of cash acquired	(3,567)	(250)
Dividends from affiliates	609	639
Deferred purchase price payments	—	(714)

Net cash used in investing activities	(7,137)	(8,711)

Financing activities
Payments on capital lease obligations	(1,461)	(1,366)
Payments on term loan borrowings	(1,575)	(6,252)
Net change in borrowings under revolving credit facility	(2,950)	3,900
Other financing activities	771	(456)

Net cash used in financing activities	(5,215)	(4,174)

Effect of exchange rate changes on cash and cash equivalents	(642)	(70)
Cash used in discontinued operations	(1,428)	(3,470)

Net (decrease) increase in cash and cash equivalents	5,870	(5,314)
Cash and cash equivalents at beginning of period	896	6,010

Cash and cash equivalents at end of period	$6,766	$696

See accompanying notes.

TRANSCORE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S.) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, these condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. These condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments), which are in the opinion of management, necessary for a fair presentation of the results for the interim periods. Interim results are not necessarily indicative of results that may be expected for the full year.

The consolidated balance sheet at January 31, 2004 has been derived from the audited consolidated balance sheet at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

Certain amounts in the prior period’s financial statements have been reclassified to conform to the current periods presentation.

All entities and assets owned by TransCore Holdings, Inc. are referred to collectively as the “Company.”

2.    Inventories

Inventories consist of the following:

	October 31, 2004	January 31, 2004
	(In thousands)
Raw materials	$6,099	$4,621
Work-in-progress	3,700	6,405
Finished goods	6,651	4,296

	$16,450	$15,322

Inventory reserves for obsolescence were $899,000 and $1,630,000 at October 31 and January 31, 2004, respectively.

3.    Comprehensive Income

Comprehensive income includes the following components (in thousands):

	Nine Months Ended October 31,
	2004	2003
Net income	$5,484	$7,126
Other comprehensive income:
Foreign currency translation adjustment, net of taxes	959	1,333
Change in fair value of interest rate swaps, net of taxes	53	1,381

Total other comprehensive income	1,012	2,714

Comprehensive income	$6,496	$9,840

TRANSCORE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

4.    Net Income (Loss) Per Share

The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net income per common share (dollars in thousands, except share and per share data).

	Nine Months Ended October 31,
	2004	2003
	(In thousands, except share and per share data)
Net income	$5,484	$7,126

Convertible preferred stock dividends	$(5,544)	$(5,544)
Redeemable preferred stock dividends	—	(1,524)

Total preferred stock dividends	(5,544)	(7,068)

Net (loss) income available to common stockholders	$(60)	$58

Average common shares:
Basic (weighted-average outstanding shares)	188,042	187,132
Diluted potential common shares from common and preferred stock options	839,522	771,427

Diluted (weighted-average shares outstanding)	1,027,564	958,559

Basic (loss) income per common share	$(.32)	$.31

Diluted (loss) income per common share	$(.06)	$.06

Antidilutive options and convertible preferred stock not included in the diluted (loss) income per common share calculation	1,157,474	1,157,911

5.    Stock Options

The Company applies SFAS No. 123, together with APB No. 25 as permitted under SFAS No. 123, in accounting for its stock option plans. Accordingly, the Company uses the intrinsic value method to measure the costs associated with the granting of stock options to employees and this cost is accounted for as compensation expense in the consolidated statements of loss over the option vesting period or upon meeting certain performance criteria. In accordance with SFAS No. 123, the Company discloses the fair values of stock options issued to employees. Stock options issued to outside consultants are valued at their fair value and charged to the consolidated statements of loss in the period in which the services are rendered. Fair values of stock options are determined using the Black-Scholes option-pricing model.

TRANSCORE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

The following table illustrates the effect on net (loss) income and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to the stock-based employee compensation:

	Nine Months Ended October 31,
	2004	2003
	(In thousands, except per share data)
Income from continuing operations, as reported	$6,162	$8,757
Stock-based employee compensation cost, net of tax, that would have been included in the determination of income from continuing operations if the fair value based method had been applied to all awards	(195)	(186)

Income from continuing operations, pro forma	5,967	8,571
Discontinued operations, net	(678)	(1,631)
Net income, pro forma	5,289	6,940
Convertible and redeemable preferred stock dividends	(5,544)	(7,068)

Net loss available to common stockholders, pro forma	$(255)	$(128)

Basic income per common share from continuing operations, pro forma	$2.25	$8.03
Discontinued operations	(3.61)	(8.72)

Basic net loss per common share, pro forma	(1.36)	$(0.69)

Diluted income per common share from continuing operations, pro forma	$0.41	$1.57
Discontinued operations	(0.66)	(1.70)

Diluted net loss per common share, pro forma	$(0.25)	$(0.13)

TRANSCORE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

Pro forma information regarding net income required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of the options granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	October 31,
	2004	2003
Dividend yield	0%	0%
Weighted average risk-free interest rate	2.55%	2.06%
Expected life	3 years	3 years

As permitted under the provisions of SFAS No. 123 and based on the historical lack of a public market for the Company’s options, no factor for volatility has been reflected in the option-pricing calculation.

6.    Long Term Debt and Capital Lease Obligations

The Company’s long-term debt is summarized as follows:

	October 31, 2004	January 31, 2004
	(in thousands)
Term loan, variable interest rate (5.2% to 6.5% as of October 31, 2004 and 4.4% to 6.5% as of January 31, 2004), due through January 5, 2008	$117,497	$118,436
Term loan, variable interest rate (5.2% to 6.5% as of October 31, 2004 and 4.4% to 6.5% as of January 31, 2004), due through January 5, 2008	84,150	84,787
Revolving loans, variable interest rate (5.5% to 6.8% as of January 31, 2004)	—	2,950
Capital lease and other obligations	3,719	3,017

	205,366	209,190
Less current portion	(3,896)	(3,670)

	$201,470	$205,520

7.    Goodwill

The changes in the carrying amounts of goodwill for the nine months ended October 31, 2004 were as follows (in thousands):

	Infrastructure -Based	Mobile Asset -Based	Total
Balance at beginning of period	$81,201	$126,334	$207,535
Foreign currency translation gain	—	1,632	1,632

Balance at October 31, 2004	$81,201	$127,966	$209,167

TRANSCORE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

8.    Intellectual property and other intangibles

	October 31, 2004	January 31, 2004
	(in thousands)
Intangible assets subject to amortization:
Subscriber list	$21,900	$21,900
Freight exchange network	21,400	21,400
Patents	11,293	10,855
Acquired Software	4,867	—
Non-compete agreements	4,147	3,439

	63,607	57,594
Accumulated amortization:
Subscriber list	(11,732)	(9,386)
Freight exchange network	(12,127)	(9,987)
Patents	(3,948)	(3,279)
Acquired Software	(409)	—
Non-compete agreements	(4,053)	(3,093)

	(32,269)	(25,745)

Net intangibles assets subject to amortization	31,338	31,849
Trademarks not subject to amortization (indefinite lived)	5,877	5,877

	$37,215	$37,726

9.    Income Taxes

For the nine months ended October 31, 2004 and 2003, we recorded income tax expense of $9.0 million and $6.3 million at effective rates of 59.4% and 41.8%, respectively. The effective rates exceeded the statutory federal rate for both periods, primarily due to the recording of foreign tax expense without the ability to record a benefit for the related foreign tax credits, state income tax expense, and because no provision has been recorded on the performance-based stock compensation described in Note 11. Additionally, for October 31, 2004, the effective rate increased due to non-deductible interest expense recorded with respect to the redeemable preferred stock.

10.    Segment Information

The Company has two reportable business segments: Infrastructure-Based services and Mobile Asset-Based services. The business segments are determined based on the end markets for our products and services. The segment’s performance is measured primarily on income from operations.

	Infrastructure Based Services	Mobile Asset Based Services	Corporate	Consolidated
	(in thousands)
Nine months ended October 31, 2004
Total revenue	201,439	68,466	—	269,905
Income from operations	35,209	21,965	(30,788)	26,386
Fixed assets	18,950	4,657	893	24,501
Nine months ended October 31, 2003
Total revenue	195,109	57,525	—	252,634
Income from operations	39,153	16,083	(21,359)	33,877
Fixed assets	19,684	6,963	856	27,503

TRANSCORE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

Summarized financial information related to geographic areas in which the Company operated at:

	October 31,
	2004	2003
Total revenue
United States	$252,091	$245,534
Canada	17,814	7,100

	$269,905	$252,634

Income from operations
United States	$20,635	$30,368
Canada	5,751	3,509

	$26,386	$33,877

Fixed Assets
United States	$23,629	$26,995
Canada	872	508

	$24,501	$27,503

11.    Retention and Stock Related Plans Expense

The Company has issued Stock Appreciation Rights (SARS) that will pay a cash benefit based on appreciation in its common stock. The Company has annually commissioned an independent appraisal of the value of its stock and used this value as a basis for recording the change in its SARS liability. The valuation of the Company’s stock reflects a discount for the fact that the stock does not trade on a public exchange. As described in Note 18, the Company has entered into a definitive agreement to be acquired. The Company has used the proposed acquisition price as the basis for its stock value for recording its SARS liability as of October 31, 2004. During the nine-month periods ending October 31, 2004 and 2003, the Company recorded pretax SARS expense of $5,894,000 and $244,000 respectively.

In conjunction with the increase in the Company’s stock valuation, a portion of its Class B-1 Convertible Preferred Stock, which is held by certain employees, became eligible for conversion to common stock. In accordance with FASB Interpretation No. 38, an interpretation of APB 25 Accounting for Stock Issued to Employees, the Company has recorded a pretax expense of $3,552,000 during the nine months ended October 31, 2004 to reflect the expected conversion of the Class B-1 Convertible Preferred Stock.

12.    Acquisition

On February 20, 2004, the Company acquired certain assets of Vistar Telecommunications, Inc. for cash consideration of $5,300,000. Vistar provides satellite communication products and services. The acquisition was accounted under the purchase method of accounting and the Vistar operations have been included in the Company’s statement of operations since February 20, 2004. The Company has recorded intangible assets related to this purchase of $5,041,000. These intangible assets will be amortized over periods of 12 to 60 months. The allocation of the purchase price associated with the acquisition has been determined by the Company based upon available information and is subject to further refinement.

TRANSCORE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

13.    Discontinued Operations

On January 29, 2002, the Company decided to discontinue the fuel services division of Viastar Services, a wholly owned subsidiary. The consolidated financial statements for all periods present the fuel services division as a discontinued operation.

During the nine-month periods ended October 31, 2004 and 2003, the Company recorded $678,000 and $1,631,000, respectively of professional fees, net of tax, for this discontinued operation.

14.    Commitments and Contingencies

At October 31, 2004, the Company has outstanding surety bonds of $100,163,000, purchase commitments of $2,556,090 and letters of credit aggregating $23,522,000, principally related to performance and payment type bonds.

At January 31, 2004, the Company had outstanding surety bonds of $99,230,000, purchase commitments of $4,987,000 and letters of credit aggregating approximately $16,702,000, principally related to performance and payment type bonds.

The Company is involved in certain investigations, claims, and lawsuits arising in the normal course of business, none of which, in the opinion of the Company’s management, is expected to have a material adverse effect on its consolidated financial position, results of operations, cash flows or ability to conduct business.

The Company is currently pursuing legal remedies against the appropriate parties related to previous accounting irregularities of its former Viastar Services subsidiary; however, no amounts have been recorded in the financial statements for potential recoveries. Under the current definitive agreement to sell the Company (see Note 17) it is anticipated that any recovery will be paid directly to the current stockholders of TransCore.

15.    Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for accounting for financial instruments with characteristics of liabilities, equity or both. It requires the issuer to classify as a liability a mandatorily redeemable financial instrument that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur. In addition, it provides guidance on the accounting for costs incurred to issue a financial instrument that has liability or equity characteristics. Prior to the adoption of this statement, the Company classified mandatorily redeemable preferred stock as mezzanine equity under the provisions of the Emerging Issues Task Force (“EITF”) Topic No. D-98, Classification and Measurement of Redeemable Securities. Adoption of SFAS No. 150 on August 1, 2003 resulted in a reclassification of $49,269,000 from mezzanine equity to liabilities to reflect the fair value of the Company’s mandatorily redeemable preferred stock as of August 1, 2003. Additionally, beginning August, 2003 the Company began to reflect interest and dividends related to the mandatorily redeemable preferred stock as “interest expense” in the consolidated statement of income. In accordance with SFAS No. 150, prior periods were not restated for the effect of adoption. Prior to August 1, 2003, interest and dividends related to the mandatorily redeemable preferred stock were included below net income in the consolidated statements of income to arrive at income available for common stockholders.

TRANSCORE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), Consolidation of Variable Interest Entities (“Fin 46-R”) to address certain FIN 46 implementation issues. The adoption of FIN 46 and FIN 46-R had no impact on the Company’s financial position, results of operations, or liquidity.

16.    Related Party Transactions

TransCore holds a 12.8% indirect ownership interest in Autotoll Ltd., an affiliated company located in Hong Kong. The Company had sales to Autotoll Ltd. of $301,000 and $1,920,000 during the nine months ended October 31, 2004 and October 31, 2003, respectively. As of October 31, 2004 and January 31, 2004, the Company had net receivables of $152,000 and $1,600 respectively with Autotoll Ltd.

KRG Capital Partners, LLC, a stockholder, provides certain management services to the Company. Fees incurred for the nine months ended October 31, 2004 and October 31, 2003 related to these management services were $234,000 and $381,000, respectively.

17.    Sale of Company

On October 6, 2004, the Company entered into a definitive agreement to be acquired by Roper Industries, Inc. in a transaction valued at approximately $600 million. The sale is expected to close in the fourth quarter of 2004.

Report of Independent Registered Public Accounting Firm

Board of Directors

TransCore Holdings, Inc.

We have audited the accompanying consolidated balance sheets of TransCore Holdings, Inc. as of January 31, 2003 and 2004, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders’ equity, and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransCore Holdings, Inc. at January 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective February 1, 2002, the Company ceased its amortization of goodwill and other indefinite-lived intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. In addition, as discussed in Note 1, effective August 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

Philadelphia, Pennsylvania

April 2, 2004

TRANSCORE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, Except Share and Per Share Data)

	January 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$6,011	$896
Accounts receivable, net of allowance for doubtful accounts of $2,186 and $2,108 in 2003 and 2004, respectively	46,742	59,985
Inventories	15,846	15,322
Costs and estimated earnings in excess of billings on uncompleted contracts	23,310	20,766
Deferred income taxes	2,776	7,168
Prepaid expenses	3,640	2,584
Other current assets	111	194

Total current assets	98,436	106,915
Property, buildings and equipment, net	25,722	27,277
Intellectual property and other intangibles, net	45,385	37,726
Goodwill	204,550	207,535
Deferred income taxes	7,884	5,547
Other assets, net	14,055	13,050

Total assets	$396,032	$398,050

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$8,056	$3,670
Accounts payable	23,099	19,746
Accrued expenses	19,898	19,146
Retention and stock appreciation rights plans	—	13,538
Advance billings	6,922	9,908
Billings in excess of costs and estimated earnings on uncompleted contracts	8,053	6,093

Total current liabilities	66,028	72,101
Long-term debt and capital lease obligations, net of current portion	201,287	205,520
Retention and stock appreciation rights plans	12,523	—
Redeemable preferred stock—Class A, $43.89 per share par value; 600,000 shares authorized; 502,704 shares issued and outstanding	28,079	29,844
Redeemable preferred stock—Class A-1, $43.89 per share par value; 350,000 shares authorized; 230,473 and 232,442 shares issued and outstanding as of January 31, 2003 and 2004, respectively	19,462	21,024
Notes receivable—related party, arising from issuance of redeemable preferred stock	(323)	(314)
Other long-term liabilities	746	700
Stockholders’ equity:
Convertible preferred stock—Class C, $.01 par value, $74.71 per share liquidation value; 300,000 shares authorized; 235,189 shares issued and outstanding	17,571	17,571
Convertible preferred stock—Class C-1, $.01 par value, $74.71 per share liquidation value; 1,000,000 shares authorized; 877,722 and 877,285 shares issued and outstanding as of January 31, 2003 and 2004, respectively	65,574	65,542
Convertible preferred stock—Class B-1, $.01 par value; 400,000 shares authorized; 269,874 and 400,000 shares issued and outstanding as of January 31, 2003 and 2004, respectively	3	4
Common stock—Class A, $.001 par value; 4,000,000 shares authorized; 186,345 and 187,749 shares issued and outstanding as of January 31, 2003 and 2004, respectively	—	—
Common stock—Class B, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—
Additional paid-in capital	2,645	780
Accumulated deficit	(15,645)	(16,127)
Accumulated other comprehensive (loss) income	(1,918)	1,405

Total stockholders’ equity	68,230	69,175

Total liabilities and stockholders’ equity	$396,032	$398,050

See accompanying notes.

TRANSCORE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, Except Share and Per Share Data)

	For Year Ended January 31,
	2002	2003	2004
Revenue:
Services	$175,180	$179,885	$198,133
Projects	83,450	86,004	68,861
Products	64,805	52,419	71,143

Total revenue	323,435	318,308	338,137
Cost of services	78,336	76,248	91,925
Cost of projects	66,259	71,643	63,956
Cost of products	34,469	27,514	33,372

Total costs of revenue	179,064	175,405	189,253
Total gross profit	144,371	142,903	148,884
Operating expenses:
Selling, general and administrative	115,903	99,509	105,936
Retention and stock appreciation rights plans expense	1,982	1,706	1,015

Income from operations	26,486	41,688	41,933
Interest expense	(21,333)	(23,672)	(25,308)
Loss on extinguishment of debt	(2,432)	—	(11,126)
Other income	6,330	1,156	1,066

Income from continuing operations, before income taxes	$9,051	$19,172	$6,565
Income tax benefit (expense)	4,754	(9,242)	(2,950)

Income from continuing operations	13,805	9,930	3,615
Discontinued operations, net	(17,283)	(1,778)	(3,134)

Net (Loss) Income	$(3,478)	$8,152	$481

Convertible and redeemable preferred stock dividends	(9,978)	(10,406)	(8,831)
Net loss available to common stockholders	$(13,456)	$(2,254)	$(8,350)

Per share information:
Basic income (loss) per common share from continuing operations	$20.54	$(2.55)	$(27.85)
Discontinued operations	(92.75)	(9.54)	(16.74)

Basic net loss per common share	$(72.21)	$(12.09)	$(44.59)

Weighted average basic common shares outstanding	186,325	186,333	187,249

Diluted income (loss) per common share from continuing operations	$20.54	$(2.55)	$(27.85)
Discontinued operations	(92.75)	(9.54)	(16.74)

Diluted net loss per common share	$(72.21)	$(12.09)	$(44.59)

Weighted average diluted common shares outstanding	186,325	186,333	187,249

See accompanying notes.

TRANSCORE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY

(In thousands, Except Share Data)

	Redeemable Preferred Stock			Stockholders’ Equity
	Class A Redeemable Preferred Stock	Class A-1 Redeemable Preferred Stock	Notes Receivable	Class A Common Stock		Class B-1 Convertible Preferred Stock		Class C Convertible Preferred Stock		Class C-1 Convertible Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Income (Loss)
				Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 31, 2001	$24,549	$16,736	$(365)	186,325	$—	197,330	$2	—	$—	—	$—	$1,926	$(20,319)	$3	$18,388
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(3,478)	—		$(3,478)
Foreign currency translation, net of taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	(625)		(625)
SFAS No. 133 cumulative effect of change in accounting principle, net of taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,070)		(1,070)
Change in fair value of interest rate swaps, net of taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,176)		(1,176)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—		$(6,349)

Issuance of Class B-1 convertible preferred stock	—	—	—	—	—	57,544	1	—	—	—	—	—	—	—
Issuance of Class C convertible preferred stock	—	—	—	—	—	—	—	235,189	17,571	—	—	—	—	—
Issuance of Class C-1 convertible preferred stock	—	—	—	—	—	—	—	—	—	880,399	65,775	—	—	—
Restricted stock	—	—	—	—	—	—	—	—	—	—	—	(450)	—	—
Forfeitures	—	—	—	—	—	—	—	—	—	(669)	(50)	—	—	—
Payment of note receivable	—	—	31	—	—	—	—	—	—	—	—	—	—	—
Issuance of options to purchase Class A-1 redeemable preferred stock	—	—	—	—	—	—	—	—	—	—	—	1,048	—	—
Issuance of warrants	—	—	—	—	—	—	—	—	—	—	—	4,648	—	—
Redeemable preferred stock dividends	1,765	1,254	—	—	—	—	—	—	—	—	—	(3,019)	—	—

Balance at January 31, 2002	26,314	17,990	(334)	186,325	—	254,874	3	235,189	17,571	879,730	65,725	4,153	(23,797)	(2,868)	60,787
Net income	—	—	—	—	—	—	—	—	—	—	—	—	8,152	—		$8,152
Foreign currency translation, net of taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	206		206
Change in fair value of interest rate swaps, net of taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	744		744

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—		$9,102

Exercise of stock options	—	—	—	20	—	—	—	—	—	—	—	—	—	—
Issuance of Class B-1 convertible preferred stock	—	—	—	—	—	15,000	—	—	—	—	—	—	—	—
Restricted stock	—	—	—	—	—	—	—	—	—	—	—	151	—	—
Forfeitures	—	—	—	—	—	—	—	—	—	(2,008)	(151)	—	—	—
Payment of note receivable	—	—	11	—	—	—	—	—	—	—	—	—	—	—
Exercise of options to purchase Class A-1 redeemable preferred stock	—	185	—	—	—	—	—	—	—	—	—	(183)	—	—
Payment of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	(108)	—	—
Issuance of warrants	—	—	—	—	—	—	—	—	—	—	—	1,684	—	—
Redeemable preferred stock dividends	1,765	1,287	—	—	—	—	—	—	—	—	—	(3,052)	—	—

TRANSCORE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY—(Continued)

(In thousands, Except Share Data)

	Redeemable Preferred Stock			Stockholders’ Equity
	Class A Redeemable Preferred Stock	Class A-1 Redeemable Preferred Stock	Notes Receivable	Class A Common Stock		Class B-1 Convertible Preferred Stock		Class C Convertible Preferred Stock		Class C-1 Convertible Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Income (Loss)
				Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 31, 2003	28,079	19,462	(323)	186,345	—	269,874	3	235,189	17,571	877,722	65,574	2,645	(15,645)	(1,918)	68,230
Net income	—	—	—	—	—	—	—	—	—	—	—	—	481	—		$481
Foreign currency translation, net of taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	1,874		1,874
Change in fair value of interest rate swaps, net of taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	1,449		1,449

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—		$3,804

Exercise of stock options	—	—	—	1,404	—	—	—	—	—	—	—	46	—	—
Issuance of Class B-1 convertible preferred stock	—	—	—	—	—	130,126	1	—	—	—	—	—	—	—
Settlement of warrants and stock related to subordinated debt	—	(2)	—	—	—	—	—	—	—	(437)	(32)	(145)	(963)	—
Payment of note receivable	—	—	9	—	—	—	—	—	—	—	—	—	—	—
Exercise of options to purchase Class A-1 redeemable preferred stock	—	251	—	—	—	—	—	—	—	—	—	—	—	—
Payment of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	(287)	—	—
Redeemable preferred stock dividends	1,765	1,313	—	—	—	—	—	—	—	—	—	(1,479)	—	—

Balance at January 31, 2004	$29,844	$21,024	$(314)	187,749	$—	400,000	$4	235,189	$17,571	877,285	$65,542	$780	$(16,127)	$1,405	$69,175

See accompanying notes.

TRANSCORE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended January 31,
	2002	2003	2004
Operating activities
Net (loss) income	$(3,478)	$8,152	$481
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Loss from discontinued operations, net of taxes	12,199	—	—
Loss on disposal of discontinued operations, net of taxes	5,084	1,778	3,134
Depreciation	7,279	7,499	11,770
Amortization	17,071	9,410	9,672
Equity in earnings of affiliates	(939)	(846)	(912)
Noncash interest expense	3,876	1,901	8,264
Deferred income taxes	(3,955)	1,132	(3,511)
Loss on sale of assets	71	385	266
Changes in operating assets and liabilities, net of effects from acquisition of businesses:
Accounts receivable	1,606	2,435	(13,001)
Inventories	(1,015)	8,512	524
Prepaid expenses and other assets	2,025	(947)	1,004
Costs and estimated earnings in excess of billings on uncompleted contracts	(4,809)	2,071	2,544
Accounts payable and accrued expenses	(6,523)	(6,038)	1,650
Retention and stock appreciation rights plans liability	1,745	1,471	1,015
Billings in excess of costs and estimated earnings on uncompleted contracts	(4,657)	9	(1,960)
Recoverable income taxes	(4,869)	6,755	—

Net cash provided by operating activities of continuing operations	20,711	43,679	20,940

Investing activities
Purchases of property and equipment, net	(7,941)	(5,210)	(5,032)
Purchases of equipment held for lease	—	(7,543)	(5,437)
Internally developed software costs	(3,410)	(1,873)	—
Deferred purchase price and noncompete payments	—	(2,602)	(843)
Acquisition of businesses, net of cash acquired	(150,738)	—	(2,217)
Dividends from affiliates	1,313	535	639

Net cash used in investing activities	(160,776)	(16,693)	(12,890)

Financing activities
Proceeds from issuance of preferred stock	$59,997	$—	$—
Proceeds from term loan borrowings	61,500	125,000	85,000
Proceeds from subordinated notes	44,500	—	—
Payment of debt issuance costs	(3,928)	(3,521)	(768)
Payments on capital lease obligations	(1,510)	(1,994)	(1,873)
Payments on term loan borrowings	(10,625)	(106,875)	(6,777)
Payment of subordinated notes	—	—	(85,177)
Settlement of warrants and stock related to subordinated notes	—	—	(1,142)
Net change in borrowings under revolving credit facility	—	(31,900)	2,950
Other financing activities	(1,007)	(588)	(501)

Net cash provided by (used in) financing activities	148,927	(19,878)	(8,288)

Effect of exchange rate changes on cash and cash equivalents	(56)	29	122
Cash used in discontinued operations	(8,106)	(3,301)	(4,999)

Net increase (decrease) in cash and cash equivalents	700	3,836	(5,115)
Cash and cash equivalents at beginning of fiscal year	1,475	2,175	6,011

Cash and cash equivalents at end of fiscal year	$2,175	$6,011	$896

Supplemental cash flow information
Cash paid for interest	$19,682	$18,721	$24,435
Cash paid for income taxes	$4,563	$6,773	$4,771
Cash received for income tax refund	$—	$7,308	$358
Assets acquired under capital lease obligations	$—	$1,449	$2,029

See accompanying notes.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004

1.    Organization and Accounting Policies

Business Description

TransCore Holdings, Inc. (THI or the Company) was incorporated on September 3, 1999. The Company provides a broad range of software, services and products to operators and users of surface transportation infrastructure. The Company also provides freight matching, asset tracking and monitoring services, logistics and operations management software, and outsourced business processing to brokers, truckers and shippers. At January 31, 2004, the Company operated primarily in the United States and Canada.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The equity method of accounting is used for investments in which the Company has the ability to exercise significant influence or holds a 20%-50% ownership. All material intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Segments

The Company has two reportable business segments: Infastructure-Based services and Mobile Asset-Based services. See Note 19.

Revenue and Cost Recognition

Services

Services revenue includes subscription and transaction fees. Customers subscribe to the services for a prescribed period of time and also may pay a fee for each transaction they conduct using the service. Subscription revenue is recorded over the subscription period in accordance with EITF 00-3 and transaction fees are recorded in the period in which the transaction occurs.

The Company also derives revenue from maintenance contracts and equipment leases. Revenue from maintenance contracts are recognized on a straight-line basis over the term of the respective contracts and are included in service revenue. Revenue from equipment leases are recognized on a straight-line basis over the term of the lease and are included in services revenue. Amounts billed but not recognized as revenue under certain types of contracts are deferred in the accompanying consolidated balance sheets.

Projects

The Company generates revenue from contract services, recorded as project revenue, performed for state and local government agencies and commercial customers under a variety of contracts, some of which provide for reimbursement of cost plus fees and others that are fixed-price contracts. Generally, revenue and fees

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

on these contracts are recognized as services are performed, using the percentage-of-completion method of accounting, primarily based on contract costs incurred to date compared with total estimated costs at completion, in accordance with ARB No. 45, using the relevant guidance in SOP 81-1.

The asset, “costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenue recognized in excess of amounts billed on in-progress contracts. The liability, “billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenue recognized on in-progress contracts.

The Company provides for anticipated losses on contracts by a charge to income during the period in which the losses are first identified. Unbilled receivables are stated at estimated realizable value. Contract costs on some state and local government contracts, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Revenue on these contracts have been recorded in amounts that are expected to be realized upon final settlement. Significant changes in estimates and contract terms affecting the results of operations are recorded and recognized in the period in which the revisions are determined.

Products

Revenue from the sale of manufactured products are recorded when the title passes to the customer and are included in product sales. The Company records shipping and handling costs in costs of revenue.

During fiscal year 2002, revenue from governmental and nongovernmental business units accounted for 75% and 25% of consolidated revenue, respectively. During fiscal year 2003, revenue from governmental and nongovernmental business units accounted for 73% and 27% of consolidated revenue, respectively. During fiscal year 2004, revenue from governmental and nongovernmental business units accounted for 74% and 26% of consolidated revenue, respectively.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance represents management’s estimate of the amount of receivables that will not be collected. Accounts receivable are considered to be past due based on how payments are received compared to the customer’s credit terms. Accounts are written off when management determines the account will not be collected. Finance charges are not assessed on past due accounts.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

Property, Buildings and Equipment

Property, buildings and equipment are stated on the basis of cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of owned assets and over the lease term for assets acquired under capital leases. The estimated useful lives of the various assets are as follows:

Buildings	20 years
Leasehold improvements	Lesser of remaining life of lease or 20 years
Computer and office equipment	1-8 years
Furniture and fixtures	3-9 years
Machinery and equipment	5-10 years

Expenditures for maintenance and repairs are charged to expense when incurred.

Warranties

Substantially all of the Company’s products are generally warranted for a period of up to one year. As revenue is recognized, the Company accrues for the estimated warranty cost. The warranty estimates are based primarily on historical claims experience.

Research and Development

Research and development costs are charged to expense as incurred. Total expenditures on research and development amounted to $8,930,000, $5,520,000, and $7,331,000 for the fiscal years ended January 31, 2002, 2003, and 2004, respectively, and are included in selling, general, and administrative expenses.

Long-Lived Assets

Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, requires that companies consider whether indicators of impairment of long-lived assets held for use are present. If such indicators are present, companies determine whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amount, and if so, recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value.

Software Development Costs

The Company incurs costs related to the development of software for its internal use.

In accordance with the AICPA SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, certain external direct costs of materials and services, internal payroll related costs and other qualifying costs incurred in connection with developing or obtaining internal use software are capitalized.

These costs are capitalized and amortized using the straight-line method over the estimated useful life of three years. Accumulated amortization of software development costs amounted to $1,273,000 and $3,031,000 as of January 31, 2003 and 2004, respectively.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

Goodwill and Other Intangible Assets

Goodwill represents the excess purchase cost over the fair value of net assets acquired. SFAS No. 141, Business Combinations, which addresses financial accounting and reporting for business combinations, requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets.

On February 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be tested for impairment. Goodwill and indefinite long-lived intangible assets are evaluated for potential impairment annually by comparing the fair value of a reporting unit to its carrying value, including goodwill recorded by the reporting unit. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of goodwill to its carrying value and any impairment determined is recorded in the current period. Intangible assets with finite lives are amortized over their useful lives. The Statement required completion of a transitional impairment test in the fiscal year of adoption. This transitional impairment test resulted in no impairment charge. In accordance with the Statement, the Company did not amortize goodwill or indefinite lived trademarks associated with acquisitions completed subsequent to June 30, 2001.

The following table reconciles the results of operations for the fiscal year ended January 31, 2002 as if SFAS No. 142 had been adopted as of February 1, 2001 (in thousands, except per share data):

Reported net loss	$(3,478)
Add back amortization of goodwill and indefinite-lived intangibles, net of tax	6,262

Adjusted net income	2,784
Convertible and redeemable preferred stock dividends	(9,978)

Adjusted net loss available to common stockholders	$(7,194)

Net loss per share:
Basic	$(38.61)
Diluted	$(38.61)

The Company completed the annual impairment tests as of October 31, 2002 and 2003 and determined there was no impairment of goodwill or indefinite long-lived intangible assets.

The cost of other acquired intangible assets, including subscriber lists, freight exchange network and patents, is amortized on a straight-line basis over the estimated lives of five to 20 years. Amortization of intangibles amounted to $16,628,000, $8,710,000 and $7,879,000 for the fiscal years ended January 31, 2002, 2003, and 2004, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years ending January 31 is as follows: $7,422,000 in 2005; $6,873,000 in 2006; $6,873,000 in 2007; $6,873,000 in 2008; and $891,000 in 2009.

In accordance with SFAS No. 142, the Company has identified intangible assets that do not meet the criteria for recognition apart from goodwill. Accordingly, upon adoption of SFAS No. 142, the Company reclassified the unamortized balance of $18,617,000 related to an assembled workforce and customer base to the Company’s goodwill balance.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

Debt Issuance Costs

Debt issuance costs are amortized on a straight-line basis over the term of the debt, which approximates the effective interest method, and are included in other assets. Accumulated amortization of debt issuance costs amounted to $1,633,000 and $2,171,000 as of January 31, 2003 and 2004, respectively.

Stock Options

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods for a voluntary transition to the fair-value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income. The adoption of the standard was effective for fiscal years beginning after December 15, 2002. Rather than adopt the fair-value method of accounting for stock-based compensation, the Company chose to continue accounting for such items using the intrinsic value method.

The Company’s stock-based compensation plan is more fully described in Note 18. The Company uses the accounting method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations of this plan. Under APB Opinion No. 25, generally, when the exercise price of the Company’s stock options equals the fair market value of the underlying stock on the date of the grant, no compensation expense is recognized. The following table illustrates the effect of net income if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock-related compensation. For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over their vesting periods.

	Fiscal Year Ended January 31
	2002	2003	2004
	(In thousands, except per share data)
Net loss available to common stockholders, as reported	$(13,456)	$(2,254)	$(8,350)
Stock-based employee compensation cost, net of tax, that would have been included in the determination of net income if the fair value based method had been applied to all awards	(41)	(118)	(248)

Net loss available to common stockholders, pro forma	$(13,497)	$(2,372)	$(8,598)

Basic net loss per common share, pro forma	$(72.44)	$(12.73)	$(45.92)

Diluted net loss per common share, pro forma	$(72.44)	$(12.73)	$(45.92)

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

Pro forma information regarding net income required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of the options granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	January 31
	2002	2003	2004
Dividend yield	0%	0%	0%
Weighted average risk-free interest rate	3.9%	3.0%	3.4%
Expected life	3 years	3 years	3 years

As permitted under the provisions of SFAS No. 123 and based on the historical lack of a public market for the Company’s options, no factor for volatility has been reflected in the option-pricing calculation.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

Derivatives

The Company has entered into certain interest rate swap agreements to limit its exposure to changes in interest rates on outstanding debt. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. The Company recognizes all derivatives as either assets or liabilities in the accompanying consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. Any deferred gains or losses associated with derivative instruments, which on infrequent occasions may be terminated prior to maturity, are recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished, or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resulting gain or loss would be recognized in income.

All derivatives held by the Company are designated as cash flow hedges. In accordance with SFAS No. 133, the hedges are considered perfectly effective against changes in the fair value of the underlying debt and as a result, there is no need to periodically reassess the effectiveness during the term of the hedge. The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its variable rate long-term debt. Cash flows related to these interest rate swap agreements are included in interest expense over the terms of the agreements. See Note 22 for further disclosure on derivatives.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

The fair market values of the interest rate swap agreements, which were obtained from broker quotes, are included on the consolidated balance sheets as of January 31, 2003 and 2004, and the changes in fair market value are reflected in other comprehensive income (loss).

Foreign Currency Translation

Results of foreign operations are translated into U.S. dollars using average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in other comprehensive income.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

The components of and changes in accumulated other comprehensive income (loss) are as follows:

	Beginning Balance	Cumulative Effect of Accounting Change		Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
	(In thousands)
January 31, 2002
Currency translation adjustment	$3	$—		$(945)	$320	$(625)	$(622)
Loss on derivative financial instruments	—	(1,070	)(1)	(1,780)	604	(1,176)	(2,246)

	$3	$(1,070)		$(2,725)	$924	$(1,801)	$(2,868)

January 31, 2003
Currency translation adjustment	$(622)	$—		$312	$(106)	$206	$(416)
Gain (loss) on derivative financial instruments	(2,246)	—		1,127	(383)	744	(1,502)

	$(2,868)	$—		$1,439	$(489)	$950	$(1,918)

January 31, 2004
Currency translation adjustment	$(416)	$—		$2,840	$(966)	$1,874	$1,458
Gain (loss) on derivative financial instruments	(1,502)			2,195	(746)	1,449	(53)

	$(1,918)	$—		$5,035	$(1,712)	$3,323	$1,405

(1)	Net of taxes of $553

Earnings Per Share

Basic earnings per common share (EPS) are computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Redeemable preferred stock dividends prior to August 1, 2003 and convertible preferred stock dividends are recorded as a reduction of income applicable to common stockholders. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual future results may differ from such estimates.

Reclassifications

Certain amounts for the years ended January 31, 2002 and 2003 in the accompanying consolidated financial statements have been reclassified to conform to the 2004 presentation.

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for accounting for financial instruments with characteristics of liabilities, equity or both. It requires the issuer to classify as a liability a mandatorily redeemable financial instrument that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur. In addition, it provides guidance on the accounting for costs incurred to issue a financial instrument that has liability or equity characteristics and on the accounting for repayments and conversions of convertible debt. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Prior to the adoption of this statement, the Company classified mandatorily redeemable preferred stock, described more fully in Note 13, as mezzanine equity under the provisions of the Emerging Issues Task Force (“EITF”) Topic No. D-98, Classification and Measurement of Redeemable Securities. Adoption of SFAS No. 150 on August 1, 2003 resulted in a reclassification of $49,269,000 from mezzanine equity to liabilities to reflect the fair value of the Company’s mandatorily redeemable preferred stock as of August 1, 2003. Additionally, beginning August, 2003 the Company began to reflect interest and dividends related to the mandatorily redeemable preferred stock as “interest expense” in the consolidated statement of income. In accordance with SFAS No. 150, prior periods were not restated for the effect of adoption. Prior to August 1, 2003, interest and dividends related to the mandatorily redeemable preferred stock were included below net income in the consolidated statements of income to arrive at income available for common stockholders.

In January 2003, the FASB issued Financial Interpretation (FIN) 46, Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51. This Interpretation addresses consolidation by business enterprises of certain variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies to the Company in the first fiscal period ending after March 15, 2004, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company has not determined the impact of this pronouncement, but does not believe it will have a material effect on its financial position and results of operations.

2.    Acquisitions

Effective February 1, 2001, the Company acquired DAT Services, Inc. (DAT) and its subsidiary, EuroDAT. DAT and EuroDAT are in the business of providing freight matching services to brokers, truckers and shippers in the United States and Europe. DAT’s name was subsequently changed to TransCore Commercial Services (TCS).

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

Upon the acquisition of DAT and EuroDAT, the Company committed to and has since completed an exit plan for the EuroDAT operations.

On July 20, 2001, the Company acquired Link Logistics, Ltd. (Link) of Ontario, Canada. Link provides freight matching services to brokers, truckers and shippers in Canada. Link and TCS products are connected to assist cross-border truckers.

On July 23, 2001, the Company acquired DM Computers and Keynet (Keypoint). Keypoint was fully merged into TCS at the acquisition date. Keypoint provides small trucking companies with an information systems product to operate and manage their business. The hardware/software product is installed at the trucking company, with upgrades and maintenance provided by Keypoint. Keypoint’s revenue comes from both the initial product sale and annual maintenance support.

Information with respect to businesses acquired in purchase transactions during the fiscal year ended January 31, 2002 is as follows (in thousands):

Cash paid including acquisition costs (net of cash acquired)	$150,738
Deferred purchase price	4,055
Fair value of preferred stock and warrants issued	22,849

177,642
Liabilities assumed at fair value	10,349

187,991
Fair value of tangible assets acquired, principally accounts receivable and property and equipment	(10,354)
Customer base	(21,900)
Freight matching network	(21,400)
Trademarks	(3,700)
Assembled workforce	(1,900)

Cost in excess of fair value of net assets acquired (goodwill)	$128,737

All acquisitions were accounted for using the purchase method. The deferred purchase price represents additional consideration earned by and due to the sellers in accordance with a certain purchase agreement at January 31, 2002. Cash totaling $1,845,000 was paid to the sellers in fiscal year 2003.

The operating results of the acquired companies have been included in the accompanying consolidated statements of operations from the respective dates of acquisition.

3.    Discontinued Operations

On January 29, 2002, the Company decided to discontinue the fuel services division of Viastar Services, a wholly owned subsidiary. The consolidated financial statements for all periods present the fuel services division as a discontinued operation.

In connection with the discontinuation of the fuel services business, the Company incurred one-time charges in the fiscal year ended January 31, 2002 of $5,084,000, net of income tax benefits of $2,620,000, related to the write off of the fuel services assets, including fixed assets, accounts receivable and an accrual for estimated losses during the phase-out period. The remaining fuel services segment was discontinued on April 15, 2002.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

A portion of the Company’s interest expense was allocated to the fuel services segment during fiscal year 2002 based on the debt balance attributable to that operation. Interest expense allocated to the discontinued fuel services segment totaled $4,206,000 in fiscal 2002. Taxes have been allocated using the same overall rate incurred by the Company in each of the fiscal years presented.

During the fiscal year ended January 31, 2003, the Company incurred $2,694,000 of pretax loss from the discontinued operation, mainly as a result of additional write offs of uncollectible accounts receivable and legal expenses, including $1,000,000 of legal expenses accrued for as of January 31, 2003.

During the fiscal year ended January 31, 2004, the Company incurred $4,749,000 of pretax loss from the discontinued operation, mainly as a result of additional legal expenses including $750,000 of legal expenses accrued for as of January 31, 2004 (see Note 20).

Total revenue and net losses from the discontinued fuel segment are as follows:

	Year Ended January 31
	2002	2003	2004
	(In thousands, except per share data)
Total revenue	$2,646	$—	$—

Pretax loss from discontinued operations	$(10,050)	$(2,694)	$(4,749)
Pretax loss on disposal of segment	(7,704)	—	—
Income tax benefit	471	916	1,615

Net losses from discontinued operations	$(17,283)	$(1,778)	$(3,134)

Basic and diluted net loss per common share	$(92.75)	$(9.54)	$(16.74)

4.    Related Party Transactions

KRG Capital Partners, LLC, a stockholder, provides certain management services to the Company. Fees incurred for each of the fiscal years ended January 31, 2002, 2003, and 2004 related to these management services was $399,000, $400,000, and $400,000 respectively.

5.    Inventories

Inventories consist of the following:

	January 31
	2003	2004
	(In thousands)
Raw materials	$5,962	$4,621
Work-in-progress	6,381	6,405
Finished goods	3,503	4,296

	$15,846	$15,322

Inventory reserves for obsolescence were $1,566 and $1,630 at January 31, 2003 and 2004, respectively.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

6.    Costs and Estimated Earnings of Uncompleted Contracts

Costs and estimated earnings of uncompleted contracts consist of:

	January 31
	2003	2004
	(In thousands)
Costs and estimated earnings on uncompleted contracts	$400,266	$583,741
Less billings to date	(385,009)	(569,068)

	$15,257	$14,673

Costs and estimated earnings of uncompleted contracts are included in the accompanying consolidated balance sheets under the following captions:

	January 31
	2003	2004
	(In thousands)
Costs and estimated earnings in excess of billings on uncompleted contracts	$23,310	$20,766
Billings in excess of costs and estimated earnings on uncompleted contracts	(8,053)	(6,093)

	$15,257	$14,673

Included in accounts receivable are retainages related to uncompleted contracts in the amount of $5,178,000 and $5,642,000 at January 31, 2003 and 2004, respectively. The collection of retainages generally coincides with the final acceptance of the project.

7.    Property, Buildings and Equipment

Property, buildings and equipment consists of the following:

	January 31
	2003	2004
	(In thousands)
Land	$69	$69
Buildings and Leasehold improvements	3,519	4,505
Machinery and equipment	33,162	35,709
Office furniture and equipment	3,276	3,534

	40,026	43,817
Less accumulated depreciation	(14,304)	(16,540)

	$25,722	$27,277

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

8.    Intangible Assets

The changes in the carrying amounts of goodwill for the years ended January 31, 2003 and 2004 were as follows (in thousands):

	Fiscal Year Ended January 31
	2003			2004
	Infrastructure -Based	Mobile Asset -Based	Total	Infrastructure -Based	Mobile Asset -Based	Total
Balance at beginning of year	$81,201	$122,740	$203,941	$81,201	$123,349	$204,550
Foreign currency translation gain	—	609	609	—	2,985	2,985

Balance at end of year	$81,201	$123,349	$204,550	$81,201	$126,334	$207,535

Intellectual property and other intangibles were as follows:

	January 31
	2003	2004
	(In thousands)
Intangible assets subject to amortization:
Subscriber list	$21,900	$21,900
Freight exchange network	21,400	21,400
Patents	10,855	10,855
Non-compete agreements	3,310	3,439

	57,465	57,594
Accumulated amortization:
Subscriber list	(6,257)	(9,386)
Freight exchange network	(7,133)	(9,987)
Patents	(2,388)	(3,279)
Non-compete agreements	(2,179)	(3,093)

	(17,957)	(25,745)

Net intangibles assets subject to amortization	39,508	31,849
Trademarks not subject to amortization (indefinite lived)	5,877	5,877

	$45,385	$37,726

9.    Investments in Equity Affiliates

At January 31, 2003 and 2004, the Company’s investments consist of a 19% investment in TransCore Australia Pty Ltd (Australia) and a 30% investment in Autopass (Hong Kong). Equity in earnings of affiliates during the years ended January 31, 2002, 2003, and 2004 was $939,000, $846,000, and $912,000, respectively, and is included in other income in the consolidated statements of operations. Dividends received during the fiscal years ended January 31, 2002, 2003, and 2004 were $1,313,000, $535,000, and $639,000, respectively.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

10.    Other Assets

Other long-term assets consist of the following:

	January 31
	2003	2004
	(In thousands)
Debt issuance costs, net	$6,576	$4,373
Software development costs, net	4,970	3,213
Acquisition-related payments	—	1,967
Investments in affiliates	1,306	1,579
Other	1,203	1918

	$14,055	$13,050

11.    Accrued Expenses

Accrued expenses consist of the following:

	January 31
	2003	2004
	(In thousands)
Payroll and benefits	$10,001	$13,655
Interest rate swap	2,185	81
Reserve for contract losses	1,608	1,306
Other	6,104	4,104

	$19,898	$19,146

12.    Long-Term Debt and Capital Lease Obligations

The Company’s long-term debt is summarized as follows:

	January 31
	2003	2004
	(In thousands)
Term loan, variable interest rate (5.1% to 6.8% as of January 31, 2003; 4.4% to 5.8% as of January 31, 2004), due through January 5, 2008	$125,000	$118,436
Term loan, variable interest rate (4.4% to 5.8% as of January 31, 2004), due through January 5, 2008	—	84,787
Revolving loans, variable interest rate (5.4% to 6.8% as of January 31, 2004), due October 1, 2006	—	2,950
Senior subordinated notes, 13% and 14%	59,858	—
Junior subordinated notes, 15.5%	19,834	—
Junior subordinated notes, 7%	1,789	—
Capital lease and other obligations	2,862	3,017

	209,343	209,190
Less current portion	(8,056)	(3,670)

	$201,287	$205,520

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

On October 18, 2002, the Company entered into a $175,000,000 senior secured credit facility consisting of a $125,000,000 term loan and a revolving credit facility that provides for borrowing up to $50,000,000. Annual fees are 0.5% on the unused portion of the revolving credit facility. Borrowings under the agreement bear interest at rates based on a bank rate or the LIBOR rate plus applicable margins based on financial covenant ratio tests. The credit facility is collateralized by substantially all of the Company’s assets.

On January 5, 2004, the Company entered into an amended term loan agreement for an additional $85,000,000 senior secured credit facility. The term loans and revolving credit facility are collectively referred to as the “credit facility”. With the proceeds of this debt, the Company paid off the Senior and Junior subordinated notes. As a result of the payment of the subordinated notes the Company incurred $7,492,000 of prepayment penalties. These prepayment penalties and $3,634,000 of unaccreted discount on the subordinated debt and unamortized deferred financing fees were charged to loss on extinguishment.

The amended term loan agreement allows for the issuance of up to $50,000,000 in letters of credit. Letters of credit reduce the capacity under the revolving credit facility and bear interest at 3.25%. The Company had letters of credit outstanding totaling $2,655,000 and $16,702,000 at January 31, 2003 and 2004, respectively.

The term loans amortize quarterly over a four-year period ($525,000 per quarter) with a final payment due on January 5, 2008. Additional principal payments may be due on the term loans based on excess cash flow of the Company. On an annual basis, the Company is required to pay an amount equal to 50% of the excess cash flow for each year for the term of the debt. An excess cash flow payment of $5,002,000 was paid for year ended January 31, 2003. The excess cash flow payment for fiscal year ended 2004 is waived per the amended debt agreement.

The credit facility contains covenants with respect to the reporting of financial results, as well as the maintenance of certain financial ratios, tangible net worth, and net adjusted cash flow. There are also covenants restricting the Company’s capital expenditures, operating leases, and declarations and payments of dividends.

Capital lease obligations relate to vehicles used in operations and sales. Capitalized lease assets amounted to $4,132,000 and $4,563,000 at January 31, 2003 and 2004, respectively. Total accumulated amortization amounted to $1,317,000 and $1,583,000 at January 31, 2003 and 2004, respectively. Total amortization expense for capitalized leases was $1,486,000, $1,687,000 and $1,775,000 for the fiscal years ended January 31, 2002, 2003, and 2004, respectively, and is included in cost of project revenue in the consolidated statements of operations. Interest paid relating to these capital leases was $306,000, $218,000, and $169,000 for the fiscal years ended January 31, 2002, 2003, and 2004, respectively.

Aggregate annual maturities of long-term debt and capital lease obligations (less amounts representing interest of $163,000) by fiscal year are as follows (in thousands):

2005	$3,670
2006	2,991
2007	2,594
2008	199,932
2009	3

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

13.    Redeemable Preferred Stock

As discussed in Note 1, effective August 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

Class A Redeemable Preferred Stock

The Company is authorized to issue 600,000 shares of Class A Voting Redeemable Preferred Stock. There were 502,704 shares issued and outstanding as of January 31, 2003 and 2004, each of which has one vote, accrues a cumulative, noncompounding annual rate of return at a fixed rate of 8% per annum, and is automatically redeemed upon the earlier of September 2, 2009 or a change of ownership or other liquidity event. The Company increases the carrying amount on a quarterly basis for amounts representing dividends not declared or paid, but that are payable under the mandatory redemption features. Increases in the carrying amount of the redeemable preferred stock are effected by charges against additional paid-in capital to the extent available and then against accumulated deficit. Aggregate redemption value at January 31, 2003 and 2004 was $28,079,000 and $29,844,000, respectively. There were no dividends declared or paid for the fiscal years ended January 31, 2002, 2003 and 2004. This stock has an optional redemption clause exercisable by the stockholders in the case of a change in management of the Company and ranks senior to the Common Stock and Class B-1 Convertible Preferred Stock as to dividends, liquidation, and redemption rights.

Class A-1 Redeemable Preferred Stock

The Company is authorized to issue 350,000 shares of Class A-1 Voting Redeemable Preferred Stock. There were 230,473 and 232,712 and shares issued and outstanding as of January 31, 2003 and 2004, respectively. Each share has one vote, accrues a cumulative, noncompounding annual rate of return at a fixed rate of 8% per annum, and is automatically redeemed upon the earlier of September 2, 2009 or a change of ownership or other liquidity event. The Company increases the carrying amount on a quarterly basis for amounts representing dividends not declared or paid, but that are payable under the mandatory redemption features. Increases in the carrying amount of the redeemable preferred stock are effected by charges against additional paid-in capital to the extent available and then against accumulated deficit. Aggregate redemption value at January 31, 2003 and 2004 was $19,462,000 and $21,024,000, respectively. There were no dividends accrued or paid for the fiscal years ended January 31, 2002, 2003 or 2004. This stock has an optional redemption clause exercisable by the stockholders in the case of a change in management of the Company and ranks senior to the Common Stock and Class B-1 Convertible Preferred Stock as to dividend, liquidation, and redemption rights.

14.    Stockholders’ Equity

Class B-1 Convertible Preferred Stock

The Company is authorized to issue 400,000 shares of convertible, nonvoting, Class B-1 Preferred Stock. There were 269,874 and 400,000 shares issued and outstanding of this stock as of January 31, 2003 and 2004, respectively. Shares of this stock automatically convert into shares of Class A Common Stock pursuant to a conversion ratio based upon Company performance and upon a change in ownership or other liquidity event (the measurement date). The per-share conversion ratio ranges from 0% to 100% based upon defined performance or valuation thresholds. If no conversion has occurred as of September 2, 2004, the B-1 stockholders will receive the defined liquidation value of $.01 per share. No compensation expense has been recognized in the accompanying financial statements, as the ratio of conversion is not yet known.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

The Class B-1 Preferred Stock ranks junior to the Class A Redeemable Preferred Stock, and the Class A-1 Redeemable Preferred Stock, Class C Convertible Preferred Stock, and Class C-1 Convertible Preferred Stock, and senior to the Common Stock.

Class C Convertible Preferred Stock

The Company is authorized to issue 300,000 shares of Class C Voting Convertible, Preferred Stock. There were 235,189 shares issued and outstanding of this stock as of January 31, 2003 and 2004, each of which has one vote, accrues a cumulative, noncompounding annual rate of return at a fixed rate of 12% per annum, and is automatically convertible upon a change of ownership or other liquidity event. Aggregate liquidation value at January 31, 2004 was $23,873,000. There were no dividends accrued or paid for the fiscal years ended January 31, 2003 or 2004.

At the option of the stockholder, this stock may be converted into shares of Class A Common Stock and ranks senior to the Common Stock and Class B-1 Convertible Preferred Stock as to dividend, liquidation, and conversion rights.

Class C-1 Convertible Preferred Stock

The Company is authorized to issue 1,000,000 shares of Class C-1 Voting Convertible Preferred Stock. There were 877,722 and 877,285 shares issued and outstanding as of January 31, 2003 and 2004, respectively. In July 2001, 6,693 shares of Class C-1 Convertible Preferred Stock were issued as restricted stock to the sellers of Keypoint. In accordance with the stock restriction agreement, if target financial results are not met as of the defined measurement dates, the sellers shall forfeit the unvested shares. As of January 31, 2004, 6,693 shares were forfeited.

Each share of Class C-1 Voting Convertible Preferred Stock has one vote, accrues a cumulative, noncompounding annual rate of return at a fixed rate of 8% per annum, and is automatically convertible upon a change of ownership or other liquidity event. Aggregate liquidation value at January 31, 2004 was $80,890,000. There were no dividends accrued or paid for the fiscal years ended January 31, 2003 or 2004.

At the option of the stockholder, this stock may be converted into shares of Class A Common Stock and ranks senior to the Common Stock and Class B-1 Convertible Preferred Stock as to dividend, liquidation, and conversion rights.

During the fiscal year ended January 31, 2003, the Company issued 45,000 options to purchase Class C-1 Convertible Preferred Stock. These options vest over a four year period. There were 45,000 options outstanding at January 31, 2003 and 2004.

Undesignated Preferred Stock

At January 31, 2003 and 2004, the Company has authorized 400,000 shares of undesignated Preferred Stock. As of January 31, 2004, none of these shares were issued.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

Class A and B Common Stock

The Company is authorized to issue 4,000,000 shares of Class A, Voting Common Stock. There were 186,345 and 187,749 shares issued and outstanding of this stock as of January 31, 2003 and 2004, respectively.

In addition, the Company has authorized 1,000,000 shares of Class B, Nonvoting Common Stock. As of January 31, 2004, none of these shares were issued.

Warrants

The Company has 502,704 warrants outstanding issued in connection with the Class A Redeemable Preferred Stock as of January 31, 2003 and 2004. The warrants are exercisable for one share of Class B Common, or one share of Class A Common upon extinguishment of the Class A Preferred. These warrants are exercisable for a period of ten years at a price of $.01 not to exceed $100 in aggregate per purchaser.

In addition, there are 230,473 and 232,442 warrants outstanding issued in connection with the Class A-1 Redeemable Preferred Stock as of January 31, 2003 and 2004. The warrants are exercisable into one share of Class B Common, or one share of Class A Common upon extinguishment of the Class A-1 Preferred. These warrants are exercisable for a period of ten years at a price of $.01, not to exceed $100 in aggregate per purchaser.

There are 450,292 and 434,203 warrants outstanding issued in connection with the previous outstanding subordinated debt and relating to the Class A Common Stock as of January 31, 2003 and 2004, respectively. On October 16, 2002, the Company issued 46,680 warrants to a related party, in order to support additional bonding capacity.

The fair market value of the warrants as of the date of issuance has been recorded as additional paid-in capital, with a corresponding discount to the related debt, or in the case of the additional bonding capacity, in other assets. These discounts and other assets are accreted or amortized over the life of the loan agreement or bonding arrangement, respectively.

As of January 31, 2003 and 2004, no warrants have been exercised. These warrants are exercisable for a period of ten years at a price of $0.01, not to exceed $100 in aggregate per purchaser. The fair value of the warrants was estimated at the date of grant with the following assumptions:

	January 31,
	2002	2003	2004
Dividend Yield	0%	0%	0%
Weighted average risk—free interest rate	4.41%-4.89%	3.70	3.26%
Expected Life	5 years	5 years	5 years

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

15.    Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	January 31,
	2003	2004
	(In thousands)
Deferred tax assets:
Allowance for doubtful accounts	$584	$573
Nondeductible accruals	2,456	3,094
Nondeductible employee benefit expenses	6,684	7,373
Foreign currency translation	214	—
Derivative financial instruments	774	28
R&D tax credit	1,761	2,441
Foreign tax credit	63	2,833
State tax net operating loss carryforward	2,987	4,202
Federal tax net operating loss carryforward	4,875	8,739

Total deferred tax assets	20,398	29,283
Valuation allowance	(3,938)	(4,923)

Total deferred tax assets	16,460	24,360
Deferred tax liabilities:
Foreign currency translation	—	751
Intangible assets	3,632	8,184
Retainage receivable/payable	1,562	1,756
Contract reserve	93	—
Depreciation	386	328
Other	127	626

Total deferred tax liabilities	5,800	11,645

Net deferred tax assets	$10,660	$12,715

The Company has approximately $13,846,000 and $25,703,000 of unused federal operating loss carryforwards at January 31, 2003 and 2004, respectively, that may be applied against future taxable income and expire through fiscal year 2023. The Company also has approximately $1,761,000 and $2,441,000 of unused federal research and experimentation credits as of January 31, 2003 and 2004, respectively, which may be applied against future federal income tax liability and expire through fiscal year 2023. The Company has recorded a valuation allowance of $3,938,000 and $4,923,000 as of January 31, 2003 and 2004, respectively, which represents a provision for uncertainty as to the realization of certain deferred tax assets including U.S. tax credits and state operating loss carryforwards.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

Significant components of income tax benefit (expense) from continuing operations are as follows:

	Fiscal Year Ended January 31
	2002	2003	2004
	(In thousands)
Current (expense) benefit:
Federal	$2,153	$(5,526)	$(3,762)
State	(676)	(465)	45
Foreign	(678)	(2,119)	(2,744)

	799	(8,110)	(6,461)
Deferred (expense) benefit:
Federal	3,707	108	4,236
State	118	(1,290)	(559)
Foreign	130	50	(166)

	3,955	(1,132)	3,511

Income tax benefit (expense)	$4,754	$(9,242)	$(2,950)

Income from continuing operations before taxes consists of the following:

	Fiscal Year Ended January 31
	2002	2003	2004
	(In thousands)
United States	$7,542	$16,114	$2,768
Canada	1,509	3,058	3,797

Income from continuing operations before taxes	$9,051	$19,172	$6,565

A reconciliation of income taxes at the statutory rate to the income tax provision is as follows:

	Fiscal Year Ended January 31
	2002	2003	2004
	(In thousands)
United States statutory income tax expense (at 34%)	$3,077	$6,519	$2,232
Increase (decrease) resulting from:
State income taxes, net of federal effect	368	1,158	339
Permanent differences	816	(328)	140
Foreign tax	548	2,069	2,910
Non-deductible interest expense	—	—	544
Worthless stock and bad debt expense	(8,765)	—	—
Valuation allowance	1,400	300	50
Tax credits	(1,800)	39	(3,513)
Other	(398)	(515)	248

	$(4,754)	$9,242	$2,950

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

16.    Leases

As Lessee

The Company has various leases primarily covering real property and vehicles. Total rent expense amounted to $7,824,000, $7,335,000, and $7,963,000 for the fiscal years ended January 31, 2002, 2003, and 2004, respectively.

Future minimum rental commitments on noncancelable operating leases with initial terms greater than one year as of January 31, 2004 are as follows (in thousands):

2005	$9,069
2006	7,266
2007	5,420
2008	4,592
2009	2,281
Thereafter	7,353

$35,981

As Lessor

The Company owns certain toll equipment that is leased to various end users. The net book value of this leased equipment, which is included in machinery and equipment, was $8,064,000 and $9,770,000 at January 31, 2003 and 2004, respectively.

Future rental income under long-term leases is as follows (in thousands):

2005	$8,865
2006	6,537
2007	3,274
2008	2,795
2009	407
Thereafter	—

$21,878

17.    Employee Benefits

Retirement Plan

The Company sponsors a 401(k) plan to which all eligible fulltime employees may contribute up to 50% of their pay up to the maximum allowed by law. The Company matches 50% of these contributions on the first 4% of the employee’s salary contributed to the plan. The amount expensed for the Company match provision was $1,175,000, $1,340,000 and $1,301,000 for the fiscal years ended January 31, 2002, 2003, and 2004, respectively.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

Deferred Compensation Plan

On January 31, 2000, the Company recorded a $1,000,000 charge related to a deferred compensation plan. Payment of the liability occurred on January 24, 2003.

Retention and Stock Appreciation Rights Plans

The Company has a retention plan in place that allows eligible employees to realize the value of unvested shares of stock and options that they owned in SAIC, the former Company owner. Eligible employees were given the option of electing to receive these benefits under either “Plan A” or “Plan B.” Under Plan A, employees vest in the plan over a three-year period and interest on these benefits accrues at 6%. Payouts occurred annually in three equal annual installments. The final payment was made on September 3, 2002. Under Plan B, certain benefits vested on September 3, 2000. Payout on these benefits with 8% interest per annum will occur within 30 days of September 3, 2004. In addition, included with the Plan B is a Stock Appreciation Rights (SAR) Plan where certain individuals were granted rights to receive cash awards based upon future increases in the market value of the Company’s common stock. The rights vest over a four-year period, have a term of ten years, and become payable upon a change in control event, as defined. The total liability related to the SAR plan is approximately $2,758,000 and $3,083,000 as of January 31, 2003 and 2004, respectively.

The portion of the retention Plan B not related to the SAR plan, including future accrued interest, is due in September 2004, and will be approximately $10,859,000. Benefit expense relating to both plans was approximately $1,982,000, $1,706,000, and $1,015,000 for the fiscal years ended January 31, 2002, 2003, and 2004, respectively.

18.    Stock Options

The Company has a stock incentive plan pursuant to which officers, employees, directors, or certain others who provide significant services to the Company can purchase shares of Common Stock upon exercise of stock options. Stock options are granted to employees at a price equal to the fair value of the stock on the date of grant and become exercisable over four years. Unexercised options lapse ten years after the date of grant. The plan reserves 406,804 shares Class A common stock for the grant of various classes of nonqualified stock options as of January 31, 2004.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

The table below summarizes stock option activity for the fiscal years ended January 31, 2002, 2003, and 2004:

	Price Per Share	Common Shares	Weighted-Average Exercise Price Per Share
Balance at January 31, 2001	$12.33-$23.58	157,182	$ 16.86
Granted	$31.86	15,302	31.86
Exercised	$12.33	(1,361)	12.33
Canceled	$12.33-$23.58	(12,323)	16.80

Balance at January 31, 2002	$12.33-$31.86	158,800	18.34
Granted	$36.24	254,052	36.24
Exercised	$12.33-$23.58	(320)	16.90
Canceled	$12.33-$36.24	(12,749)	26.40

Balance at January 31, 2003	$12.33-$36.24	399,783	29.48
Granted	$36.46	2,750	36.46
Exercised	$12.33-$23.58	(1,404)	19.28
Canceled	$12.33-$36.24	(33,038)	30.30

Balance at January 31, 2004	$12.33-$36.46	368,091	29.38

Additional information with respect to the outstanding options as of January 31, 2002, 2003, and 2004 is as follows:

	Exercise Prices
	$12.33	$23.58	$31.86	$36.24	$36.46
Number outstanding at January 31, 2002	84,727	59,392	14,681	—	—
Options outstanding weighted-average remaining contractual life	8.26	9.00	9.40	—	—
Number exercisable	17,137	11,878	—	—	—
Number outstanding at January 31, 2003	82,197	55,857	7,576	254,153	—
Options outstanding weighted-average remaining contractual life	7.26	8.00	8.35	9.59	—
Number exercisable	32,975	22,454	2,199	—	—
Number outstanding at January 31, 2004	77,797	51,012	4,690	231,842	2,750
Options outstanding weighted-average remaining contractual life	6.37	7.00	7.28	8.62	9.08
Number exercisable	46,822	30,913	2,119	53,931	—

The Company also has 45,000 Class C-1 Convertible Preferred Stock options outstanding as of January 31, 2003 and 2004. The options were granted to employees at a price equal to the fair value of the stock on the date of grant. 10,000 of the options become exercisable over four years and the remaining 35,000 options were exercisable immediately. 35,000 and 37,000 options were exercisable as of January 31, 2003 and 2004, respectively. These options expire in ten years.

Deferred Option Plan

During the fiscal year ended January 31, 2001, the Company adopted a deferred option plan providing for the grant of options to certain employees to purchase Series A-1 Redeemable Preferred Stock with warrants. In accordance with the Deferred Option Plan, certain employees were given the opportunity to receive the

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

options; however, the employees had to forfeit other deferred compensation they had earned, either through the Company’s Retention Plan or the Bonus Plan. These options are vested and exercisable based on the vesting of other deferred compensation being forfeited. The value of the deferred compensation forfeited, which was previously expensed as earned, was used to determine the number of options each individual was eligible to receive. This transaction was accounted for in accordance with APB Opinion No. 25. Since the fair value of the deferred compensation forfeited by the employees in connection with the grant equaled the intrinsic value of the equity instrument received, no additional compensation expense was recorded.

The table below summarizes deferred option plan activity for the fiscal years ended January 31, 2002, 2003 and 2004:

	Price Per Share	Shares	Weighted-Average Exercise Price Per Share
Balance at January 31, 2001	$17.56	22,766	$ 17.56
Granted	$31.25	11,176	$ 31.25

Balance at January 31, 2002	$17.56-$31.25	33,942	$ 22.07
Exercised	$17.56-$31.25	(3,560)	$ 25.77
Forfeited	$31.25	(1,155)	$ 31.25

Balance at January 31, 2003	$17.56-$31.25	29,227	$ 21.25
Exercised	$31.25	(4,272)	$ 31.25

Balance at January 31, 2004	$17.56-$31.25	24,955	$ 19.54

Additional information with respect to the outstanding options under the deferred option plan as of January 31, 2002, 2003, and 2004 is as follows:

	Exercise Price
	$17.56	$31.25
Number outstanding at January 31, 2002	22,766	11,176
Options outstanding weighted-average remaining contractual life	8.55	9.06
Number exercisable	22,766	11,176
Number outstanding at January 31, 2003	21,342	7,885
Options outstanding weighted-average remaining contractual life	7.56	8.05
Number exercisable	21,342	7,885
Number outstanding at January 31, 2004	21,342	3,613
Options outstanding weighted-average remaining contractual life	6.56	7.09
Number exercisable	21,342	3,613

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

19.    Segment Information

The Company has two reportable business segments: Infrastructure-Based services and Mobile Asset-Based services. The business segments are determined based on the end markets for our products and services. The segment’s performance is measured primarily on income from operations.

	Infrastructure Based Services	Mobile Asset Based Services	Corporate	Consolidated
	(In thousands)
Year ended January 31, 2002
Total revenue	$248,762	$74,673	$—	$323,435
Income from operations	46,896	7,290	(27,700)	26,486
Fixed assets	10,376	8,457	1,490	20,323
Year ended January 31, 2003
Total revenue	240,391	77,917	—	318,308
Income from operations	45,879	24,326	(28,517)	41,688
Fixed assets	17,480	7,120	1,122	25,722
Year ended January 31, 2004
Total revenue	260,425	77,712	—	338,137
Income from operations	51,022	21,081	(30,170)	41,933
Fixed assets	19,821	6,447	1,009	27,277

Summarized financial information related to geographic areas in which the Company operated at January 31, 2002, 2003, and 2004 and for each of the years then ended is shown below.

	2002	2003	2004
	(In thousands)
Total revenue
United States	$319,824	$310,947	$328,281
Canada	3,611	7,361	9,856

	$323,435	$318,308	$338,137

Income from operations
United States	$24,635	$37,212	$36,281
Canada	1,851	4,476	5,652

	$26,486	$41,688	$41,933

Fixed Assets
United States	$19,831	$25,183	$26,809
Canada	492	539	468

	$20,323	$25,722	$27,277

20.    Commitments and Contingencies

At January 31, 2004, the Company has outstanding surety bonds of $99,230,000, purchase commitments of $4,987,000 and letters of credit aggregating approximately $16,702,000, principally related to performance and payment type bonds.

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

On October 16, 2002, the Company entered into a bonding arrangement with a related party to provide up to $60 million of surety bonds. In exchange for securing the bonding arrangement, the Company issued 46,680 warrants for its Class A Common Stock.

The Company is involved in certain investigations, claims, and lawsuits arising in the normal course of business, none of which, in the opinion of the Company’s management, is expected to have a material adverse effect on its consolidated financial position, results of operations, cash flows or ability to conduct business.

The Company is currently pursuing legal remedies against the appropriate parties related to previous accounting irregularities of its former Viastar Services subsidiary; however, no amounts have been recorded in the financial statements for potential recoveries. It is anticipated that any recovery will be paid directly to the stockholders of the Company.

21.    Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. At times, cash balances in the Company’s accounts may exceed the FDIC insurance limits.

The Company sells its systems and services to various customers in the transportation systems industry. Concentrations of credit risk with respect to trade receivables are limited as a result of the large number of government and commercial entities comprising the Company’s customer base, and their dispersion across geographical regions. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers.

During the fiscal years ended January 31, 2002, 2003, and 2004, one customer accounted for approximately 11%, 15%, and 9% of consolidated revenue, respectively.

22.    Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, long-term debt and preferred stock. The carrying amount of cash and cash equivalents and accounts receivable approximates fair value because of the short-term maturity of these instruments.

Borrowings under the revolving credit facility, which are not subject to the swap, have variable rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of fair value.

The Company is exposed to the impact of interest rate changes. The Company’s objective is to manage the impact of the interest rate changes on earnings and cash flows. The Company entered into interest rate swaps in September 2000 and April 2001. At January 31, 2004, approximately $10,000,000 (notional amount) of the variable credit facility debt was converted to fixed rate. At January 31, 2004, the LIBOR rate was 1.46% and the fixed rate of the swap was as follows:

Effective Date	Maturity Date	Notional Amount	Fixed Rate
	(In thousands)
April 26, 2001	April 26, 2004	$10,000	5.16%

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

The differential to be paid or received from the counterparty in the agreement is recorded as interest expense. The net settlements resulted in increases in interest expense of $1,761,000, $2,813,000, and $1,999,000 during fiscal years 2002, 2003, and 2004, respectively. The swap agreements are made with a counterparty of high credit quality; therefore, management considers the risk of nonperformance by the counterparty to be negligible. The fair market value of the swaps recorded as of January 31, 2003 and 2004 was a liability of $2,276,000 and $81,000, respectively.

23.    Net Loss Per Share

The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net income per common share (dollars in thousands, except share and per share data).

	Fiscal Year Ended January 31
	2002	2003	2004
	(In thousands, except share and per share data)
Net (loss) income	$(3,478)	$8,152	$481

Convertible preferred stock dividends	$(6,959)	$(7,354)	$(7,352)
Redeemable preferred stock dividends	(3,019)	(3,052)	(1,479)

Total preferred stock dividends	(9,978)	(10,406)	(8,831)

Net loss available to common stockholders	$(13,456)	$(2,254)	$(8,350)

Average common shares:
Basic (weighted-average outstanding shares)	186,325	186,333	187,249
Diluted potential common shares from common and preferred stock options	—	—	—

Diluted (weighted-average shares outstanding)	186,325	186,333	187,249

Basic (loss) per common share	$(72.21)	$(12.09)	$(44.59)

Diluted (loss) per common share	$(72.21)	$(12.09)	$(44.59)

Antidilutive options and convertible preferred stock not included in the diluted (loss) income per common share calculation	2,697,461	3,040,264	3,119,869

24.    Other Income (Expense)

Other income (expense) consists of the following:

	Fiscal Year Ended January 31
	2002	2003	2004
	(In thousands)
Legal and insurance settlements	$4,770	$—	$—
Equity in earnings of unconsolidated affiliates	939	846	912
Other	621	310	154

	$6,330	$1,156	$1,066

TRANSCORE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004

25.    Subsequent Events

On February 20, 2004, the Company acquired certain assets of Vistar Telecommunications, Inc. for cash consideration of $4,400,000. Vistar provides satellite communication products and services.

PROSPECTUS

$500,000,000

Roper Industries, Inc.

Debt Securities

Common Stock

Stock Purchase Contracts

Equity Units

We may offer from time to time up to $500,000,000 of debt securities, common stock, stock purchase contracts and equity units. We will provide the specific terms of these securities as applicable in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “ROP.” Any common stock sold pursuant to this prospectus and an accompanying prospectus supplement will be listed on the New York Stock Exchange.

Investing in our securities involves risks. See “Risk Factors” in the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 16, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell any combination of the following securities:

•	debt securities;

•	common stock;

•	stock purchase contracts; and

•	equity units,

in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may sell. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained or incorporated by reference in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the caption “Where You Can Find More Information.” We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov or on our web site at http://www.roperind.com. You may read and copy any document we file with the SEC at its public reference facility located at 450 Fifth Street, N.W., Washington, D.C. 20549, or you can obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facility. Our SEC filings are also available at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our SEC filings at the New York Stock Exchange, you should call (212) 656-5060.

The SEC allows us to “incorporate by reference” into this prospectus information that we file with it, which means that we can disclose important information to you by referring you to our SEC filings. Information incorporated by reference is an important part of this prospectus, and information that we file with the SEC after

i

the date of this prospectus will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents (or portions thereof) listed below, which we have already filed with the SEC, as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities offered by this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Current Reports on Form 8-K filed January 13, 2004, August 13, 2004, October 25, 2004 and October 26, 2004;

•	The information set forth under Item 1.01 of our Current Report on Form 8-K dated October 6, 2004 and filed October 7, 2004;

•	The information set forth under Item 5 of our Current Report on Form 8-K dated February 19, 2004 and filed February 19, 2004;

•	The information set forth under Item 7(a) of our Current Report on Form 8-K dated November 13, 2003 and filed November 14, 2003; and

•	Registration Statement on Form 8-A registering our common stock under the Securities Exchange Act of 1934, filed on October 7, 1996.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:

Roper Industries, Inc.

2160 Satellite Boulevard, Suite 200

Duluth, Georgia 30097

Tel: (770) 495-5100

Attention: Investor Relations

We have also filed a registration statement with the SEC relating to the securities described in this prospectus. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the securities. The registration statement may contain additional information that may be important to you.

You should rely only on the information contained or incorporated by reference in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

ii

ROPER INDUSTRIES, INC.

Unless the context otherwise requires, references in this prospectus to “we,” “our,” “us,” and “Roper” refer to Roper Industries, Inc. and its consolidated subsidiaries.

General

We are a diversified industrial company that designs, manufactures and distributes energy systems and controls, scientific and industrial imaging products and related software, industrial technology products and instrumentation products and services. We market these products and services to selected segments of a broad range of markets including water and wastewater, oil and gas, research, power generation, medical, semiconductor, refrigeration, automotive, and general industry.

We pursue consistent and sustainable growth in sales and earnings by emphasizing continuous improvement in the operating performance of our existing businesses and by acquiring other carefully selected businesses that offer high value-added, engineered products and solutions and are capable of achieving growth and maintaining high margins. We compete in many niche markets and believe that we are the market leader or a competitive alternative to the market leader in the majority of these markets.

We were incorporated in Delaware in 1981. Our principal executive offices are located at 2160 Satellite Boulevard, Suite 200, Duluth, Georgia 30097 and our telephone number is (770) 495-5100.

Our Business Segments

Our operations are organized into four market-focused segments: Instrumentation, Industrial Technology, Energy Systems and Controls, and Scientific and Industrial Imaging.

Instrumentation.    Our Instrumentation segment provides sophisticated products and solutions that prepare material samples for analysis, test fluid products for physical and elemental properties, detect leaks in consumer and industrial products, perform spectrographic analyses and dispense fluids with extremely high precision. This segment focuses primarily on the test, inspection and measurement applications in oil and gas, research and industrial markets. Our primary business units in this segment are Acton Research/Integrated Designs, Logitech, PAC/Antek Instruments, Struers and Uson.

Industrial Technology.    Our Industrial Technology segment provides products and solutions for improving our customers’ productivity. Industrial Technology offerings include centrifugal, gear, progressing cavity and diaphragm pumps; refrigeration controls and systems; rotating machinery and process controls; precision metering, measurement and valves for specialty applications; and water meter and automatic meter reading products and systems. Our primary business units in this segment are Abel Pump, AMOT Controls, Cornell Pump, Flow Technology, Fluid Metering, Hansen Technologies, Roper Pump and Neptune Technology. These business units provide products and solutions largely for diverse industrial, energy, commercial refrigeration, water and wastewater markets as well as residential and certain commercial and industrial water management markets.

Energy Systems and Controls.    Our Energy Systems and Controls segment provides control, monitoring and inspection systems and services, which improve the quality, safety and efficiency of customer equipment and processes, primarily in the energy markets. We offer our customers technologies for vibration measurement and monitoring of rotating and reciprocating machinery, control systems for turbomachinery and non-destructive testing solutions used primarily in power plant maintenance. Our primary business units in this segment are Compressor Controls, Metrix Instruments and Zetec.

Scientific and Industrial Imaging.    Our Scientific and Industrial Imaging segment provides solutions that enable research in life and physical sciences and are used in various industrial applications. Our products include high-performance digital cameras, spectrographic systems, electron microscope accessories, high-speed digital video equipment and image processing software as well as rugged handheld computers for utility, principally water management, and non-utility markets. Our primary business units in this segment are Gatan, Media Cybernetics, QImaging, Redlake, Roper Scientific and DAP Technologies.

Recent Developments

On October 6, 2004, we entered into an agreement and plan of merger pursuant to which we will acquire TransCore Holdings, Inc., or TransCore. The aggregate purchase price is approximately $600 million. The aggregate purchase price is subject to certain adjustments as set forth in the merger agreement including a net working capital adjustment. Consummation of the acquisition is subject to customary closing conditions. The acquisition is expected to close in the fourth quarter of 2004 and is not conditioned upon our receipt of financing.

TransCore is in the business of improving surface transportation efficiencies. For its infrastructure-based services market, TransCore designs, develops, installs and maintains toll collection systems; designs, integrates and supports systems that monitor and control traffic; and provides outsourced violation enforcement support and customer services, for government transportation agencies and tolling authorities under long-term contracts. For its mobile asset-based services market, TransCore provides freight matching, asset tracking products and services, logistics and operations management software, and outsourced business processing to small and mid-sized trucking companies, freight brokers, third-party logistics providers, shippers, railroads and marine operators. TransCore’s intellectual property includes proprietary radio frequency identification, or RFID, toll tags and readers, and satellite-based communication terminal hardware and accessories, which TransCore intends to use to pursue emerging opportunities in homeland security, electronic vehicle compliance and RFID supply chain management.

In connection with the TransCore acquisition, we expect to issue approximately $200 to $300 million in common stock to the public for cash in a registered offering, depending on prevailing market conditions. In addition, we have entered into a definitive commitment letter with J.P. Morgan Securities Inc., JPMorgan Chase Bank, Wachovia Capital Markets, LLC and Wachovia Bank, National Association to provide senior secured credit facilities of up to $1.155 billion consisting of term loans in an aggregate principal amount of up to $855 million and a revolving credit facility in an aggregate principal amount of up to $300 million. The aggregate principal amount of term loans may be allocated among a $655 million five-year term loan and a $200 million interim term loan available to finance the TransCore acquisition if we do not pursue an offering of common stock. We expect to utilize the senior secured credit facilities, proceeds from the common stock offering and available cash to finance the TransCore acquisition and to refinance our existing $625 million credit facility.

The actual components of our plan to finance the TransCore acquisition and to refinance our existing indebtedness are subject to prevailing market conditions and certain conditions in the commitment letter. Therefore, our actual financing of the acquisition and refinancing of existing indebtedness may differ from the plan described above. The completion of any offering of our common stock or borrowings under the senior secured credit facilities to finance the TransCore acquisition will be conditioned on completion of the acquisition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference “forward-looking statements” within the meaning of the federal securities laws. All statements that are not historical facts are “forward-looking statements.” The words “estimate,” “project,” “intend,” “expect,” “should,” “will,” “plan,” “believe,” “anticipate” and similar expressions identify forward-looking statements. These forward-looking statements include statements regarding our expected financial position, business, financing plans, business strategy, business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, potential acquisitions and the benefits of acquisitions, including with respect to the TransCore acquisition.

Forward-looking statements are estimates and projections reflecting our best judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the cost, timing and success of product upgrades and new product introductions, raw materials costs, expected pricing levels, the timing and cost of expected capital expenditures, expected outcomes of pending litigation, competitive conditions, general economic conditions and expected synergies relating to acquisitions, joint ventures and alliances. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include:

•	completion of the TransCore acquisition;

•	if completed, our ability to integrate TransCore into our operations;

•	our ability to finance the TransCore acquisition on satisfactory terms;

•	any unforeseen liabilities associated with recent or future acquisitions;

•	limitations on our business imposed by our indebtedness;

•	unfavorable changes in foreign exchange rates;

•	difficulties associated with exports;

•	risks and costs associated with our international sales and operations;

•	difficulty making acquisitions and successfully integrating acquired businesses;

•	increased product liability and insurance risks and costs;

•	increased directors and officers liability and other insurance costs;

•	increased warranty exposure;

•	future competition;

•	the cyclical nature of our markets;

•	changes in the supply of, or price for, parts and components;

•	environmental compliance costs and liabilities;

•	risks and costs associated with asbestos-related litigation;

•	potential write-offs of our substantial intangible assets;

•	our ability to successfully develop new products;

•	failure to protect our technology;

•	trade tariffs that may be applied due to the U.S. government’s delay in complying with certain WTO directives;

•	terrorist attacks; and

•	those factors listed in the accompanying prospectus supplement under “Risk Factors,” if any, as well as those included in our SEC filings incorporated by reference in this prospectus.

We believe our forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of these statements in light of new information or future events.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we will use the net proceeds from the sale of any of the securities for general corporate purposes, including repaying debt, making capital investments and funding working capital requirements, or financing acquisitions.

RATIO OF EARNINGS TO FIXED CHARGES

The table below shows the ratio of earnings to fixed charges for our company, which includes our subsidiaries, on a consolidated basis.

For purposes of calculating the ratios,

(1) earnings include:

•	income (loss) from continuing operations before income taxes and change in accounting principle, plus

•	equity in the net income (losses) of less-than-50% owned entities.

(2) fixed charges include:

•	interest expense incurred;

•	amortization of capitalized debt issuance costs; and

•	the interest component of rent.

The ratio of earnings to fixed charges is calculated as follows:

(Earnings) + (Fixed Charges)
(Fixed Charges)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended October 31,				Year Ended December 31, 2003	Nine Months Ended September 30,
	1999	2000	2001	2002		2003	2004
Ratio of earnings to fixed charges	8.4	5.7	5.7	5.4	4.3	5.2	5.1

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued pursuant to an Indenture dated as of November 28, 2003 between us and SunTrust Bank, as trustee. We have summarized selected provisions of the Indenture below. The summary is not complete. The Indenture has been filed as an exhibit to the registration statement and you should read the Indenture for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meaning specified in the Indenture. You can obtain copies of the Indenture by following the directions described under the caption “Where You Can Find More Information.”

General

The Indenture does not limit the aggregate principal amount of debt securities that we may issue and provides that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. We may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the Indenture. The Indenture also does not limit our ability to incur other debt and does not contain financial or similar restrictive covenants.

A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the maturity date or dates of the debt securities;

•	the rate or rates of interest, which may be fixed or variable, per annum at which the debt securities will bear interest (including any contingent or similar interest), or the method of determining such rate or rates, if any;

•	the date or dates from which interest, if any, will accrue;

•	the dates on which interest will be payable and the related record dates;

•	the basis on which any interest will be calculated, if other than a 360-day year of twelve 30-day months;

•	whether payments of principal, premium or interest will be determined by any index, formula or other method and the manner of determining the amount of such payments;

•	the place or places where the principal of, premium, if any, and interest on the debt securities will be payable if other than the location specified in this prospectus;

•	any redemption dates, prices, rights (of holders or us), obligations and restrictions on the debt securities;

•	any mandatory or optional sinking fund, purchase fund or analogous provisions;

•	the security, if any, which may secure any debt securities;

•	the denominations in which the debt securities will be issuable if other than denominations of $1,000 and integral multiples thereof;

•	the portion of the principal amount of the debt securities payable upon the acceleration of the maturity of the debt securities if other than the principal amount;

•	the currency or currency unit in which principal, premium, if any, and interest will be paid if other than U.S. dollars;

•	whether we will issue the debt securities in permanent global form and the circumstances under which such permanent global debt security may be exchanged;

•	any subordination provisions that will apply to the debt securities;

•	any special tax, accounting or other special considerations, limitations or implications of the debt securities;

•	any deletions from, changes in, modifications of or additions to the definitions, modification and waiver provisions, the defeasance and covenant defeasance provisions, events of default, merger and consolidation provisions or the covenants specified in the Indenture, including additions of any restrictive covenants;

•	the terms of any conversion rights attaching to the debt securities; and

•	any other terms of the debt securities not specified in this prospectus, whether or not consistent with the terms of the Indenture (Section 3.01).

Our debt securities may be effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables and capital lease obligations) of our subsidiaries. This may affect your ability to receive payments on our debt securities.

In addition, we may issue debt securities at a substantial discount below their stated principal amount. We refer to these securities as Original Issue Discount Securities, which means any security that provides for an amount less than its principal amount to be due and payable upon the acceleration of its maturity. We will describe the federal income tax consequences and other special considerations applicable to any Original Issue Discount Securities in the applicable prospectus supplement.

Unless the applicable prospectus supplement states otherwise, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiples thereof. Holders of debt securities will not pay any service charge for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration or transfer.

Payment; Transfer

Unless the applicable prospectus supplement states otherwise, principal of, premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be transferable, at the corporate trust office of the trustee. However, interest may be paid at our option by check mailed to the address of the holder entitled thereto as it appears on the security register. We will have the right to require a holder of any debt security, in connection with any payment on the debt security, to certify information to us or, in the absence of such certification, we may rely on any legal presumption to enable us to determine our obligation, if any, to deduct or withhold taxes, assessments or governmental charges from such payment.

Events Of Default

Definition.    Unless the applicable prospectus supplement states otherwise, an Event of Default with respect to debt securities of any series is defined as any one of the following events:

(a) failure to pay any interest on any debt security of that series when due and payable, continued for 30 days;

(b) failure to pay principal of or any premium on any debt security of that series when due;

(c) failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

(d) failure to perform any other covenant in the Indenture (other than a covenant included in such Indenture solely for the benefit of a series of debt securities other than that series), continued for 90 days after written notice as provided in the Indenture;

(e) the entry of a decree or order for relief in respect of our company by a court having jurisdiction in the premises in an involuntary case under federal or state bankruptcy laws and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days;

(f) the commencement by us of a voluntary case under federal or state bankruptcy laws or the consent by us to the entry of a decree or order for relief in an involuntary case under any such law; and

(g) any other Event of Default provided with respect to debt securities of that series (Section 5.01).

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. Each series will have separate rights upon an event of default.

Remedies.    If an Event of Default with respect to debt securities of any series occurs and is continuing, then either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may by notice in writing to us declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. Notwithstanding the foregoing, unless the applicable prospectus supplement states otherwise, if an Event of Default described in clauses (e) or (f) above with respect to debt securities of any series occurs and is continuing, then all of the debt securities of that series shall become immediately due and payable without any further act by us, any holder or the trustee. At any time after a declaration of acceleration, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration (Section 5.02).

In the event of a payment or covenant default with respect to debt securities, the trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce the payment of any amount due or the performance of such covenant or any other proper remedy (Section 5.03). Under certain circumstances, the trustee may withhold notice to the holders of the debt securities of a default (except in the payment of principal or interest) if the trustee in good faith determines that withholding notice is in the best interest of such holders, and the trustee shall withhold such notice for certain defaults for a period of 30 days (Section 6.02).

Obligations of Trustee.    The Indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to such trustee reasonable security or indemnity (Section 6.03). Subject to such provisions for the indemnification of the trustee and to certain other conditions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on such trustee, with respect to the debt securities of that series. However, the trustee may decline to act if the holders’ direction violates any law or the Indenture, would unduly prejudice the right of other holders or would involve such trustee in personal liability (Section 5.12).

No holder of any debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee or for any remedy, unless:

•	the holder has previously given the trustee written notice of a continuing Event of Default with respect to the debt securities of that series;

•	the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee;

•	the trustee has not received an inconsistent direction from the holders of a majority in principal amount of the outstanding debt securities of that series during the 60 day period set forth below; and

•	the trustee has failed to institute the requested proceeding within 60 days (Section 5.07).

However, the holder of any debt security will have an absolute right to receive payment of the principal of, premium, if any, and interest on such debt security on the due dates expressed in such debt security and to institute suit for the enforcement of any such payment (Section 5.08).

Under the Indenture we must furnish to the trustee annually a statement regarding our performance of certain of our obligations under the Indenture and as to any default in such performance (Section 10.05).

Satisfaction And Discharge

Unless the applicable prospectus supplement states otherwise, the Indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the Indenture with respect to a particular series of debt securities, when the following conditions have been satisfied:

•	all debt securities of that series not previously delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year;

•	we deposit with the trustee, in trust, funds sufficient to pay the entire indebtedness on the debt securities of that series that had not been previously delivered for cancellation, for the principal and interest to the date of the deposit (for debt securities that have become due and payable) or to the stated maturity or the redemption date, as the case may be (for debt securities that have not become due and payable);

•	we have paid or caused to be paid all other sums payable under the Indenture in respect of that series; and

•	we have delivered to the trustee an officer’s certificate and opinion of counsel, each stating that all these conditions have been complied with.

Defeasance And Covenant Defeasance

Unless the applicable prospectus supplement states otherwise, the Indenture provides that we may choose to deposit in trust with the trustee cash and/or government securities in an amount sufficient, without reinvestment, to pay all sums due on any series of debt securities. If we make this deposit, then, at our option, we:

(1) will be deemed to have satisfied and paid all of our obligations in respect of the debt securities of a particular series; or

(2) will not need to comply with certain restrictive covenants contained in the Indenture and the occurrence of a covenant default will no longer be an Event of Default with respect to such series of debt securities, which we refer to as covenant defeasance.

Such a trust may only be established if, among other things,

•	no Event of Default exists or occurs as a result of such deposit; and

•	we deliver an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit.

If we exercise our covenant defeasance option with respect to any series of debt securities and the maturity of that series is accelerated upon an Event of Default, the amount of cash and government securities on deposit with the trustee may not be sufficient to pay amounts due on such debt securities at the time of the acceleration. However, we will remain liable with respect to such payments (Article 13).

Modification And Waiver

We and the trustee may modify and amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by such modification or amendment. Unless the applicable prospectus supplement states otherwise, however, we may not, without the consent of the holder of each debt security affected:

•	change the maturity date of the principal of, or interest on, any debt security;

•	reduce the principal amount of, or any premium or rate of interest on, any debt security;

•	reduce the amount of principal of any debt securities, including an Original Issue Discount Security, payable upon acceleration of the maturity thereof;

•	change the place or currency of payment of principal of, premium, if any, or interest on, any debt security;

•	in the case of subordinated debt securities, modify the subordination provisions in a manner adverse to the holders of any debt security;

•	in the case of senior debt securities, subordinate the securities to any other indebtedness;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

•	reduce the percentage in principal amount of outstanding debt securities of any series required to modify or amend either Indenture or to waive compliance with certain provisions of, or defaults under, the Indenture (Section 9.02).

The holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, our compliance with certain restrictive provisions of the Indenture (Section 10.06).

The holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the Indenture, except:

•	a default in the payment of principal of, premium, if any, or interest on, any debt security of that series; or

•	a default in respect of a covenant or provision which under such Indenture cannot be modified or amended without the consent of the holder of each debt security of the series affected (Section 5.13).

Unless the applicable prospectus supplement states otherwise, the Indenture will also describe certain actions that we may take to amend or supplement the Indenture without the consent of holders of debt securities of any series.

Consolidation, Merger And Transfer Of Assets

We may consolidate with or merge into, or transfer our assets substantially as an entirety to, any corporation organized under the laws of the U.S., any state thereof or the District of Columbia, provided that:

•	either we are the surviving corporation, or the successor corporation expressly assumes our obligations on the debt securities and under the Indenture;

•	after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing; and

•	certain other conditions are met (Section 8.01).

Trustee

The trustee may resign or be removed with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to such series (Section 6.10). In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee (Section 6.11).

The Indenture and provisions of the Trust Indenture Act incorporated by reference in the Indenture contain limitations on the rights of the trustee under the Indenture, should it become a creditor of our company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee under the Indenture is permitted to engage in other transactions. However, if the trustee under the Indenture acquires any prohibited conflicting interest, it must eliminate the conflict or resign.

The trustee makes no representations or warranties as to the accuracy or the sufficiency of any of the information contained in the registration statement of which this prospectus is a part, except that which specifically relates to the trustee itself, or of any information incorporated herein by reference.

Book-Entry Securities

The debt securities of a series may be issued in the form of one or more book-entry securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement (Section 3.01). In such a case, one or more book-entry securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of debt securities of the series to be represented by such book-entry security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a book-entry security may not be transferred except as a whole by the depositary for such book-entry security to a nominee of such depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of such successor (Section 3.05).

The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a book-entry security will be described in the applicable prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a book-entry security, the depositary for such book-entry security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such book-entry security to the accounts of persons that have accounts with such depositary, or participants. Such accounts shall be designated by the underwriters or agents with respect to such debt securities or by us if such debt securities are offered and sold directly by us. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the depositary’s system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which we refer to as indirect participants. Persons who are not participants may beneficially own book-entry securities held by the depositary only through participants or indirect participants.

Ownership of beneficial interests in any book-entry security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee with respect to interests of participants for such book-entry security and on the records of participants with respect to interests of indirect participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws, as well as the limits on participation in the depositary’s book-entry system, may impair the ability to transfer beneficial interests in a book-entry security.

So long as the depositary or its nominee is the registered owner of a book-entry security, such depositary or such nominee will be considered the sole owner or holder of the debt securities represented by such book-entry security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in debt securities represented by book-entry securities will not be entitled to have debt securities of the series represented by such book-entry security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

Payments of principal of, premium, if any, and interest on debt securities registered in the name of the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the book-entry security representing such debt securities. We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the book-entry security for such debt securities, as shown on the records of such depositary or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in such book-entry security held through such persons will be governed by standing instructions and customary practices, as is now the case with securities registered in “street name”, and will be the responsibility of such participants and indirect participants. Neither us, the trustee, any authenticating agent, any paying agent, nor the security registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry security for such debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests (Section 3.11).

If the depositary for debt securities of a series notifies us that it is unwilling or unable to continue as depositary or if at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, we have agreed to appoint a successor depositary. If such a successor is not appointed by us within 90 days, we will issue debt securities of such series in definitive registered form in exchange for the book-entry security representing such series of debt securities. In addition, we may at any time and in our sole discretion determine that the debt securities of any series issued in the form of one or more book-entry securities shall no longer be represented by such book-entry security or debt securities and, in such event, will issue debt securities of such series in definitive registered form in exchange for such book-entry security or securities representing such series of debt securities. Further, if we so specify with respect to the debt securities of a series, or if an Event of Default, or an event which with notice, lapse of time or both would be an Event of Default with respect to the debt securities of such series has occurred and is continuing, an owner of a beneficial interest in a book-entry security representing debt securities of such series may receive debt securities of such series in definitive registered form. In any such instance, an owner of a beneficial interest in a book-entry security will be entitled to physical delivery in definitive registered form of debt securities of the series represented by such book-entry security equal in principal amount to such beneficial interest and to have such debt securities registered in its name (Section 3.05).

DESCRIPTION OF COMMON STOCK

We have summarized certain terms and provisions of our common stock in this section. The summary is not complete. The prospectus supplement will describe the specific terms of the common stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to that common stock. We have filed our restated certificate of incorporation and our amended and restated bylaws as exhibits to the registration statement and you should read our restated certificate of incorporation and our amended and restated bylaws for information that may be important to you. You can obtain copies of our restated certificate of incorporation and amended and restated bylaws by following the directions described under the caption “Where You Can Find More Information.”

General

Authorized and Issued Shares.    Under our restated certificate of incorporation, we can issue an aggregate of 80,000,000 shares of common stock, par value $0.01 per share and an aggregate of 1,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2004 there were 37,115,212 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

Dividends.    Holders of common stock may receive dividends when declared by our board of directors out of our funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In certain cases, holders of common stock may not receive dividends until we have satisfied our obligations to holders of any outstanding preferred stock.

Voting Rights.    Each outstanding share of common stock will entitle the holder to five votes on each matter properly submitted to a vote of our stockholders; provided that any share of common stock which has been the subject of a change in beneficial ownership (as defined in our restated certificate of incorporation) during the four years preceding the record date for the stockholder vote in question will only be entitled to one vote. The occurrence of a change in beneficial ownership will be determined in accordance with parameters set out in our restated certificate of incorporation and with procedures that we may prescribe from time to time. Prior to a meeting of stockholders, we require that stockholders who believe they are entitled to exercise five votes on any shares of common stock held in “street name” provide us with written confirmation that they acquired those shares on or before the date four years prior to the record date for that meeting, and that no change of beneficial ownership has occurred since that date. In the absence of such a confirmation, the relevant shares will be entitled to one vote per share.

Other Rights.    If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of common stock will receive any remaining assets on a pro rata basis after we have provided for any liquidation preference for any outstanding shares of preferred stock. When we issue securities in the future, holders of common stock will not have preemptive rights to buy any portion of those issued securities.

Listing.    Our common stock is listed on the New York Stock Exchange under the symbol “ROP.” The transfer agent and registrar for the common stock is Wachovia Bank, N.A., Charlotte, North Carolina.

Fully Paid.    All of our outstanding shares of common stock are fully paid and nonassessable, which means that the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional monies for such shares. Any additional common stock that we may issue in the future pursuant to an offering under this prospectus will also be fully paid and nonassessable.

Anti-Takeover Provisions

General.    Certain provisions of our restated certificate of incorporation, amended and restated bylaws and applicable law may make it less likely that our management would be changed or someone would acquire our company without the consent of our board of directors. These provisions may delay, deter or prevent tender offers or takeover attempts that stockholders may believe are in their best interests, including tender offers or takeover attempts that might allow stockholders to receive a premium over the market price of their common stock.

Time-Phased Voting.    Our restated certificate of incorporation provides that each share of common stock that is beneficially owned by the same person for at least four years entitles the holder to five votes, and that each share beneficially owned for less than four years entitles the holder to one vote. The occurrence of a change in beneficial ownership will be determined in accordance with parameters set out in our restated certificate of incorporation and with procedures that we may prescribe from time to time.

Preferred Stock.    Under our restated certificate of incorporation our board of directors can at any time, and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without stockholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

We have a shareholder rights plan whereby one preferred stock purchase right (a “right”) accompanies each outstanding share of common stock. Such rights only become exercisable, or transferable apart from the common stock, 10 business days after a person or group acquires various specified levels of beneficial ownership, with or without our board’s consent. Each right may be exercised to acquire one one-thousandth of a newly issued share of our series A preferred stock, at an exercise price of $170, subject to adjustment. Alternatively, upon the occurrence of certain specified events, the rights allow holders to purchase our common stock having a market value at such time of twice the right’s exercise price. We may redeem the rights at a redemption price of $0.01 per right at any time until the tenth business day following public announcement that a 20% position has been acquired or 10 business days after commencement of a tender or exchange offer. The rights expire on January 8, 2006.

Proposal and Nomination Procedures.    Stockholders can propose that business be considered at an annual meeting of stockholders, and, in addition to our board of directors, can nominate candidates for our board of directors. However, a stockholder must follow the advance notice procedures described in Section 8 of our amended and restated bylaws. In general, a stockholder must submit a written notice of the proposal and the stockholder’s interest in the proposal, or of the nomination, to our corporate secretary at least 90 days before the first anniversary date of the annual meeting for the preceding year.

Removal of Directors.    Subject to the rights of the holders of any outstanding series of preferred stock, any director may be removed from office at any time, but only for cause, and only by an affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote for the election of directors.

Amendment of Bylaws.    Under our restated certificate of incorporation and amended and restated bylaws, our board of directors can adopt, amend or repeal the bylaws by a majority vote of the directors then in office. Our stockholders also have the power to amend or repeal our bylaws at any meeting at which a quorum is present by a vote of two-thirds of the number of shares of stock present and entitled to vote.

Business Combination Statute.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction involving the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the proposed business combination has owned 15% or more of the corporation’s voting stock.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND EQUITY UNITS

The applicable prospectus supplement will describe the terms of the stock purchase contracts or equity units offered by that prospectus supplement. If we issue any stock purchase contracts or equity units, we will file the form of stock purchase contract and equity unit as exhibits to the registration statement and you should read these documents for provisions that may be important to you. You can obtain copies of any form of stock purchase contract and equity unit by following the directions described under the caption “Where You Can Find More Information.”

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock, or other securities at a future date or dates. We may fix the price and number of securities subject to the stock purchase contracts at the time we issue the stock purchase contracts or we may provide that the price and number of securities will be determined pursuant to a formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, securing the obligations of the holders of the units to purchase the securities under the stock purchase contracts. We refer to these units as equity units. The stock purchase contracts will require holders to secure their obligations under the stock purchase contracts. The stock purchase contracts also may require us to make periodic payments to the holders of the equity units or vice versa, and those payments may be unsecured or refunded on some basis.

PLAN OF DISTRIBUTION

We may sell any securities:

•	through underwriters or dealers;

•	through agents;

•	in block trades;

•	directly to one or more purchasers; or

•	through a combination of any such methods of sale.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time, or at negotiated prices.

For each series of securities, the applicable prospectus supplement will set forth the terms of the offering including:

•	the initial public offering price;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from the sale of the securities;

•	any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

•	any discounts or concessions allowed or reallowed or repaid to dealers; and

•	the securities exchanges on which the securities will be listed, if any.

If we use underwriters in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at or after the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

If we use dealers in the sale, we will sell securities to those dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of securities in any state that does not permit an offer of these securities.

Underwriters, dealers and agents that participate in the securities distribution may be deemed to be underwriters as defined in the Securities Act of 1933. Any discounts, commissions, or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or to contribute with respect to payments that they may be required to make.

We may authorize underwriters, dealers or agents to solicit offers from certain institutions where the institution contractually agrees to purchase the securities from us on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. These institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

The securities, other than any common stock, will be new issues of securities with no established trading market and unless otherwise specified in the applicable prospectus supplement, we will not list any series of the securities (other than the common stock) on any exchange. It has not presently been established whether the underwriters, if any, of the securities will make a market in the securities. If the underwriters make a market in the securities, the market making may be discontinued at any time without notice. We cannot provide any assurance as to the liquidity of the trading market for the securities.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate, short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to covert syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

The amount of expenses expected to be incurred by us in connection with any issuance of securities will be set forth in the applicable prospectus supplement. Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, us and certain of our affiliates in the ordinary course of our business.

LEGAL MATTERS

The validity of any common stock, debt securities, stock purchase contracts and/or equity units will be passed upon for us by King & Spalding LLP.

EXPERTS

The consolidated financial statements of Roper Industries, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Neptune Technology Group Holdings, Inc. for the three years ended December 31, 2002 incorporated in this prospectus by reference to the Current Report on Form 8-K filed November 14, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

4,100,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

JPMorgan

Wachovia Securities

Robert W. Baird & Co.

Friedman Billings Ramsey

KeyBanc Capital Markets

                    , 2004